This is a confidential draft submission to the U.S. Securities and Exchange Commission pursuant to

Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on June 21, 2022 and is not being filed publicly under the Securities Act of 1933, as amended Registration No. 333-[]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NETCLASS TECHNOLOGY INC

(Exact name of registrant as specified in its charter)

Cayman Islands		Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS. Employer Identification Number)

6F, Building A

1188 Wan Rong Road

Shanghai, People’s Republic of China 200436

+86-021-61806588—telephone

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 212-588-0022	David B. Manno, Esq. Huan Lou, Esq. Sichenzia Ross Ference LLP 1185 Avenue of the Americas, 31st Floor New York, 10036 (212) 930-9700

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with US GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION	PRELIMINARY PROSPECTUS DATED [][], 2022

[] Class A Ordinary Shares

NETCLASS TECHNOLOGY INC

This is the initial public offering of our Class A ordinary shares of NETCLASS TECHNOLOGY INC, Cayman Islands exempted company, and we are offering [] Class A ordinary shares, par value $[] per share. The offering price of our Class A ordinary shares in this offering will be between US$[] and US$[] per share. Prior to this offering, there has been no public market for our Class A ordinary shares ordinary shares.

We plan to list our Class A ordinary shares on the Nasdaq Capital Market, under the symbol “[].” Nasdaq might not approve such application, and if our application is not approved, this offering cannot be completed.

Our issued and outstanding share capital is a dual class structure consisting of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company and have the same rights except each Class A Ordinary Share is entitled to one (1) vote and each Class B ordinary share is entitled to fifteen(15) votes. Also, each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder thereof but Class A ordinary shares are not convertible into Class B ordinary shares.

Investing in our Class A ordinary shares involves a high degree of risk. Before buying any Class A ordinary shares, you should carefully read the discussion of material risks of investing in our Class A ordinary shares in “Risk Factors” beginning on page 17 of this prospectus.

NETCLASS TECHNOLOGY INC or NetClass, is a holding company incorporated in the Cayman Islands. As a holding company with no material operations, NetClass conducts a substantial majority of its operations through its subsidiaries established in the People’s Republic of China, or the PRC or China. Investors in our Class A ordinary shares should be aware that they will not and may never directly hold equity interests in the PRC operating entities, but rather purchasing equity solely in NetClass, our Cayman Islands holding company. Furthermore, shareholders may face difficulties enforcing their legal rights under United States securities laws against our directors and officers who are located outside of the United States. See “Risk Factors – Risks Related to Doing Business in China – Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us” on page 29 and “You may have difficulty enforcing judgments obtained against us” on page 40.

Because our subsidiaries operations are primarily located in the PRC, we are subject to certain legal and operational risks associated with our operations in China, including changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition and results of operations. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in our operations and the value of our ordinary shares, or could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.  As confirmed by our PRC counsel, Grandall Law Firm, we will not be subject to cybersecurity review with the Cyberspace Administration of China, or the “CAC,” after the Cybersecurity Review Measures became effective on February 15, 2022, since we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures; we are also not subject to network data security review by the CAC if the Draft Regulations on the Network Data Security Administration are enacted as proposed, since we currently do not have over one million users’ personal information and do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Security Administration Draft. However, we might be required to conduct an annual data security assessment under the Draft Regulations on the Network Data Security Administration (the “Draft”). According to Article 32 of the Draft, “A data processor who processes important data or who is listed overseas shall complete an annual data security assessment either self-conducted or conducted by a data security service organization engaged, and before January 31 of each year, submit the annual data security assessment report of the previous year to the districted city-level cyberspace authority, which shall contain the following information: (1) the processing of any important data, if any, (2) any data security risks discovered and measures for their disposal, (3) the data security management system, data backup, encryption, access control and other security protection measures, and the implementation of the management system and the effectiveness of the protection measures, (4) the implementation of national data security laws, administrative regulations and standards, (5) any data security incidents that occurred and their disposal, (6) the security assessment of the sharing or trading of any important data with, or the contracting of processing or the provision of any important data to an overseas recipient, (7) data security-related complaints received and their solutions, and (8) other data security situations as specified by the national cyberspace authority and competent or regulatory authorities.” Therefore, once the Company is listed on Nasdaq and the Draft is enacted as proposed, it will be required to conduct such annual data security assessment.

See “Risk Factors – Risks Related to Doing Business in China – The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors” on page 17. According to our PRC counsel, Grandall Law Firm, no relevant laws or regulations in the PRC explicitly require us to seek approval from the China Securities Regulatory Commission for our overseas listing plan. As of the date of this prospectus, we and our PRC subsidiaries have not received any inquiry, notice, warning, or sanctions regarding our planned overseas listing from the China Securities Regulatory Commission or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange. According to the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Exposure Draft) (the “Draft Provisions”) drafted by the China Securities Regulatory Commission (“CSRC”), any domestic enterprise that goes public overseas shall go through the filing formalities to report relevant information to the securities regulatory authority under the State Council for record. The specific measures for filing shall be formulated by the securities regulatory authority under the State Council. Public offering overseas, defined in the Provisions, are divided into two categories, direct offering or indirect offering by domestic companies. Direct offering overseas shall mean offering of securities overseas by companies limited by shares that are registered in China. Indirect offering of securities overseas by domestic enterprises shall mean offering of securities overseas in the name of an overseas enterprise by an enterprise whose main business operations are in China, based on equity, assets, income or other similar rights and interests of the domestic enterprise. The specific standards shall be developed by the securities regulatory authority under the State Council. According to the Draft Provisions, our initial public offering falls within the category of “indirect offering of securities overseas” and will consequently subject us to the reporting duty to the securities regulatory authority under the State Council should the Draft Provisions come into effect during our IPO process. Besides, he Standing Committee of the National People’s Congress, or the SCNPC, or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company or any of our subsidiaries to obtain regulatory approval from Chinese authorities before offering in the U.S. In other words, although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to its business or industry or by intervene or interruption by PRC governmental authorities, if we or our subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, or (iv) any intervention or interruption by PRC governmental with little advance notice.

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect an issuer’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. The PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations.  On June 22, 2021, United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before our securities may be prohibited from trading or delisted if the PCAOB determines that it cannot inspect or investigate completely our auditor. As of the date of the prospectus, Marcum Bernstein & Pinchuk LLP our auditor, is not subject to the determinations as to inability to inspect or investigate completely as announced by the PCAOB on December 16, 2021. Our current auditor, Marcum Bernstein & Pinchuk LLP, or MBP, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. MBP, whose audit report is included in this prospectus, is headquartered in New York, New York, and, as of the date of this prospectus, was not included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December 2021. Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. MBP’s audit working papers related to us are located in China. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of our auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. Such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. or being required to engage a new audit firm, which would require significant expense and management time. See “Risk Factors – Risks Related to Doing Business in China – The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” on page 28.

The structure of cash flows within our organization, and as summary of the applicable regulations, is as follows:

1. Our equity structure is a direct holding structure, that is, the overseas entity to be listed in the U.S., NETCLASS TECHNOLOGY INC, or NetClass, directly controls Dragonsoft Group (China) Limited , or NetClass HK, and other domestic operating entities through Shanghai Zhima information Technology Co., Ltd., or WOFE, and and Shanghai Netwide Enterprise Management Co., Ltd., or Shanghai Netwide , and NetClass or NetClass China. See “Corporate Structure” on page 68 for additional details.

2. Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the PRC. After foreign investors’ funds enter NetClass at the close of this offering, the funds can be directly transferred to NetClass HK, and then transferred to subordinate operating entities through the WFOE.

If the Company intends to distribute dividends, Net China will transfer the dividends to WOFE, which then will transfer the dividends to NetClass HK in accordance with the laws and regulations of the PRC, and then NetClass HK will transfer the dividends to NetClass, and the dividends will be distributed from NetClass to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

3. In the reporting periods presented in this prospectus, no transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors. For the foreseeable future, the Company intends to use the earnings for research and development, to develop new products and to expand its operations. As a result, we do not expect to pay any cash dividends. Also, as of the date of this prospectus, no cash generated from one subsidiary is used to fund another subsidiary’s operations and we do not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries. We have not installed any cash management policies that dictate the amount of such funding.

4. Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capitals. These reserves are not distributable as cash dividends. See “Regulations Relating to Dividend Distributions” on page 77 for more information.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company” on page 14 for additional information.

Following the completion of this offering, our issued and outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Mr.  Jianbiao Dai, our chairman of the board of directors and our chief executive officer, will beneficially own []% of our total issued and outstanding Class A ordinary shares and []% of our total issued and outstanding Class B ordinary shares, representing []% of our total voting power in our issued and outstanding ordinary shares, assuming that the underwriters do not exercise their over-allotment option. As a result, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting, transfer and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL(4)
Initial public offering price(1)	$	$
Underwriting Discounts and Commissions(2)	$	$
Proceeds to us, before expenses(3)	$	$

(1)	Initial public offering price per share is assumed as $[] per share, which is the midpoint of the range set forth on the cover page of this prospectus.

(2)	We have agreed to pay the underwriters a discount equal to 7% of the gross proceeds of the offering. We will also pay to the representative of the underwriters non-accountable expenses equal to 1% of the gross proceeds of the offering. We have also agreed to reimburse certain accountable expenses to the representative, including the Representative’s legal fees, background check expenses and all other expenses related to the offering not to exceed the total amount of $150,000. We have agreed to sell to the representative of the underwriters, on the applicable closing date of this offering, warrants in an amount equal to 10% of the aggregate number of Class A ordinary shares sold by us in this offering (the “Representative Warrants”) (including over-allotment shares) at a price equal to 130% of the price of our Class A ordinary shares offered hereby. For a description of other terms of the Representative Warrants and a description of the other compensation to be received by the Underwriter, see “Underwriting” beginning on page 118.

(3)	Excludes fees and expenses payable to the Underwriter. The total amount of Underwriter’s expenses related to this offering is set forth in the section entitled “Underwriting.”

(4)	Assumes that the Underwriter does not exercise any portion of their 45-day option to purchase up to an additional [] Class A ordinary shares (equal to 15% of the Class A ordinary shares sold in the offering), solely to cover over-allotments, at the public offering price less the underwriting discounts.

We expect our total cash expenses for this offering to be approximately $[], exclusive of the above discounts and expenses payable to the underwriters. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting” beginning on page 118.

This offering is being conducted on a firm commitment basis. The underwriters have agreed to purchase and pay for all of the Class A ordinary shares offered by this prospectus if they purchase any Class A ordinary shares.

If we complete this offering, net proceeds will be delivered to us on the applicable closing date. We will not be able to use such proceeds in China, however, until we complete capital contribution procedures that require prior approval from each of the respective local counterparts of China’s Ministry of Commerce, the State Administration for Industry and Commerce, and the State Administration of Foreign Exchange. See remittance procedures described at page 24 in the risk factor, “We must remit the offering proceeds to PRC before they may be used to benefit our business in the PRC, and this process may take several months.”.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Underwriter expects to deliver the Class A ordinary shares against payment as set forth under “Underwriting”, on page 118.

Prospectus dated                    , 2022.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our ordinary share only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Class A ordinary shares. Our business, financial condition, results of operations, and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Class A ordinary shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Prospectus Conventions

•	“China” or the “PRC” refer to the People’s Republic of China, excluding Taiwan for the purposes of this prospectus only;

•	“NetClass” refers to NETCLASS TECHNOLOGY INC, a Cayman Islands exempted company incorporated on January 4, 2022;

•	“NetClass China” refers to Shanghai NetClass Information Technology Co., Ltd., incorporated on May 13, 2013 under the laws of the People’s Republic of China. WFOE (defined below) owns 21.46% equity interest and Shanghai Netwide (defined below) owns 78.54% equity interest;

•	“NetClass Education” refers to Shanghai Chuangyuan Education Technology Co., Ltd., a wholly-owned subsidiary of NetClass China incorporated on April 14, 2004 under the laws of the People’s Republic of China;

•	“NetClass HK” refers to Dragonsoft Group (China) Limited, a wholly-owned subsidiary of NetClass incorporated on October 2, 2009 under the laws of Hong Kong;

•	“NetClass HR” refers to Shanghai NetClass Human Resource Co., Ltd., a wholly-owned subsidiary of NetClass China incorporated on November 9, 2016 under the laws of the People’s Republic of China;

•	“NetClass Management” refers to Shanghai NetClass Enterprise Management Co., Ltd., a wholly-owned subsidiary of NetClass China incorporated on August 29, 2016 under the laws of the People’s Republic of China;

•	“NetClass Training” refers to NetClass Training (Shanghai) Co., Ltd., a wholly-owned subsidiary of NetClass China incorporated on August 9, 2016 under the laws of the People’s Republic of China;

•	“Shanghai Netwide” refers to Shanghai Netwide Enterprise Management Co., Ltd., a PR wholly-owned subsidiary of WFOE (defined below), incorporated on April 27, 2019 under the laws of the People’s Republic of China; and

•	“WFOE” refers to Shanghai Zhima information Technology Co., Ltd. a wholly foreign-owned subsidiary of Netclass HK incorporated on May 5, 2019 under the laws of the People’s Republic of China.

This prospectus contains translations of certain RMB amounts into US dollar amounts at specified rates solely for the convenience of the reader. All reference to “US dollars”, “USD”, “US$” or “$” are to United States dollars. The relevant exchange rates are listed below:

	September 30, 2021		September 30, 2020
Balance sheet items, except for equity accounts	US$1=RMB	6.4434	US$1=RMB	6.7896
Items in the statements of income and cash flows	US$1=RMB	6.5072	US$1=RMB	7.0056

We have relied on statistics provided by a variety of publicly-available sources regarding China’s expectations of growth. We did not directly or indirectly sponsor or participate in the publication of such materials, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. We have sought to provide current information in this prospectus and believe that the statistics provided in this prospectus remain up-to-date and reliable, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus.

Overview

NETCLASS TECHNOLOGY INC was formed in 2022 under the laws of the Cayman Islands. We conduct business primarily through our wholly-owned subsidiaries, NetClass China, in the People’s Republic of China, or the PRC. Our primary office is located in Shanghai, where we serve a large customer base throughout PRC. We are a B2B (Business-to-Business) smart education specialist, providing IT solutions to schools, training institutions, corporations, government agencies (mainly the Shanghai Municipal Education Commission), and other institutions or corporate customers. We offer SAAS subscription services and application software development. Our solutions modules include teaching management, campus management, online teaching, online examination, epidemic prevention and control, EDC (Education Chain) blockchain system, and lecturer evaluation services, etc. Our mission is to provide high-quality and reliable products to our customers to maintain sustainable business growth over the long term.

We believe we are one of the leading online education brands in China's online education software industry. We have advantages in customized design, easy-to-use interface, knowledge of the industry and market, and our experienced management. In addition, we believe we are the pioneer in applying blockchain technology to online education and related area. For more details, see "– Our Products and Services – EDC (Education Credit) blockchain system." Our B2B business revenues were $11,557,513 and $2,975,559 during the fiscal years ended September 30, 2021 and 2020, respectively.

Corporate Structure

Below is a chart illustrating our current corporate structure:

Products and Services

Through our PRC subsidiaries, NetClass Education, NetClass Management and NetClass HR, we are mainly engaged in offering online professional education platform and related courseware. We provide smart education IT solutions to schools, training institutions, corporations, government agencies (mainly Shanghai Municipal Education Commission), and other institutions or corporate customers. Our services include the SAAS subscription services and application software development. Our solutions include modules such as teaching management, campus management, online teaching, online examination, epidemic prevention, EDC (Education Credit) blockchain system, and lecturer evaluation services. These modules are powered by the mobile Internet, cloud computing, and big data technologies. Our mission is to provide high-quality and reliable products to our customers to maintain sustainable business growth over the long term.

For the fiscal year ended September 30, 2021, SAAS subscription services and application development accounted for 65.6%, 34.3% of the total revenue, respectively. For the fiscal year ended September 30, 2020, SAAS subscription services and application development accounted for 35.3%, 64.7% respectively.

Competitive Strengths

We are committed to offering our customers product diversity, quality, and reliability. We offer a diversified portfolio of products to satisfy our customers’ specialized needs. We believe we have several competitive strengths that will enable us to maintain and increase our market position in the industry. Our competitive strengths include:

●	Customized and Secure Services to Customers. We have a team of professionals experienced in software design and the online education industry. NetClass leverages its competitive edge by the user-friendly designing and the quick response customized system. The R&D and service teams have 7+ years of experience with online training systems and they know exactly what the customers needs.

●	Unique technology innovation and application capability. We focus on research, development, and innovation. The company owns 4 patents and 67 software copyrights in related technologies, and has been rated as a high-tech enterprise in Shanghai. In 2020, the company’s technical team won the Excellent Solution Award of Shanghai smart city construction.

●	Diversified market and expanding territory. Our customers are involved in various industries, including education, finance, medicine, information technology, culture and arts. We believe the diversified customer base and product line can mitigate the impact of economic and industry cycles. Currently, most of our customers are in Shanghai. We are developing the Nanjing market, and we also plan to expand our business and promote our products and services throughout China.

●	Lower Cost Advantage. Compared to traditional education, we store the courseware and software codes we developed for customers and our research in our internal database for future reference, which significantly saves our time and monetary costs.

●	Experienced Management Team. Our management team has experience in the education and information technology industries. Additionally, we utilize a skilled and experienced R&D team and technical service team.

Business Strategies

We hope to be a go-to brand and promoter of the mobile lifestyle by offering high-quality power solution products. Our primary objective is to create value by sustaining growth in earnings and cash flows from operating activities over various economic cycles. To achieve this objective, we strive to improve our cost structure, provide high-quality service and products, expand our product offerings and increase our market share. We do the following to accomplish our objective:

●	Expanding Market Share

●	Optimizing Our Products

●	Growing User Base and Improve Customer Loyalty

●	Focusing on efficient operations and cost management

●	Maintain good relationships with suppliers

Coronavirus (COVID-19) Update

In 2020, an ongoing outbreak of a novel strain of coronavirus (COVID-19) was first identified in China and has since spread rapidly globally. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities globally for the past few months. In March 2020, the World Health Organization declared the COVID-19 as a pandemic. Furthermore, the effects of a subvariant of the Omicron variant of COVID-19, which may spread faster than the original Omicron variant, as well as the effects of any new variants and subvariants which may develop, including any actions taken by governments, may have the effect of increasing the already-existing supply chain problems or slowing our sales. Moreover, China’s policy of effecting closures to avoid infections, including the recent lockdown in many provinces and municipalities in China, could affect our results of operations.

Given the rapidly expanding nature of the COVID-19 pandemic, and because substantially all of our business operations and workforce are in China, we believe there is a risk that our business, operations, and financial condition will be adversely affected. Potential impact to our results of operations will depend on future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or mitigate its impact, almost all of which are beyond our control.

The impact of COVID-19 on our business, financial condition, and results of operations include, but is not limited to, the following:

●	The Coronavirus (COVID-19) will bring about an economic downturn, which will cause our customers to cut their budgets for information system and online training, and will also affect customers’ ability to pay, bringing risks to the related business of our company.

●	Due to the containment measures adopted by the government in response to COVID-19, the obstacles that these measures will bring to transportation, logistics, personnel communications, etc., will limit our service delivery capabilities, thereby bringing about negative impact on our service delivering, especially to the delivering of IT solutions services.

●	The global stock markets have experienced and may continue to experience a significant decline from the COVID-19 outbreak. The price of our Class A ordinary shares may decline significantly after the consummation of this offering, in which case you may lose part or all of your investment.

Because of the uncertainty surrounding the COVID-19 outbreak, the business disruption and the financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time. For a detailed description of the risks associated with the novel coronavirus, see “Risk Factors—Risks Related to Our Business and Industry—Our business could be materially harmed by the ongoing coronavirus (COVID-19) pandemic.”

In response to COVID-19, we have timely implemented corresponding and comprehensive measures as follows:

The COVID-19 pandemic has caused disruptions to our operations starting in December 2019. During the first quarter of 2020, our operations were closed in February due to China government mandates and we moved quickly to transition our colleague base to a fully remote working environment in all our locations. At the beginning of March 2020, substantially all of our employee were back to work in our offices. The ongoing COVID-19 pandemic not only adversely impacted our operations but business of our customers. We experienced delayed customer payments and rescheduled customer orders in first half of 2020, which adversely impacts the Company’s results of operations, cash flows and financial position.  Since the COVID-19 pandemic has been gradually contained in China since May 2020, our revenue and gross margin for the year ended September 30, 2020 and 2021 has not been adversely affected.

The extent of the impact on our future financial results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. The Company continues taking actions to help mitigate, as best we can, the impact of the COVID-19 pandemic on the health and well-being of our employees, the communities in which we operate and our partners, as well as the impact on our operations and business as a whole.

Transfers of Cash to and from Our Subsidiaries

NETCLASS TECHNOLOGY INC is a holding company with no operations of its own. We conduct our operations in China through our subsidiaries in China. We may rely on dividends to be paid by our PRC subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

NetClass is permitted under the Cayman Islands laws to provide funding to our subsidiaries in Hong Kong and PRC through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. NetClass HK is also permitted under the laws of Hong Kong to provide funding to NetClass through dividend distribution without restrictions on the amount of the funds. As of the date of this prospectus, there has been no distribution of dividends or assets among the holding company or the subsidiaries.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Subject to the Companies Act (As Revised) of the Cayman Islands (the “Cayman Islands Companies Act”) and our post offering amended and restated memorandum and articles of association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from NetClass to NetClass HK or from NetClass HK to NetClass. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S investors.

Current PRC regulations permit our PRC subsidiaries to pay dividends to NetClass HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations, we may be unable to pay dividends on our Class A ordinary shares.

Cash dividends, if any, on our Class A ordinary shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

In order for us to pay dividends to our shareholders, we will rely on payments made from our PRC subsidiaries, i.e. NetClass Education, NetClass Management and NetClass HR to WFOE, from WFOE to NetClass HK, from NetClass HK to NetClass. Certain payments from our PRC subsidiaries to NetClass HK are subject to PRC taxes, including business taxes and VAT. As of the date of this prospectus, our PRC subsidiaries have not made any transfers or distributions.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, NetClass HK. As of the date of this prospectus, WFOE currently does not have any plan to declare and pay dividends to NetClass HK and we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. NetClass HK intends to apply for the tax resident certificate when WFOE plans to declare and pay dividends to NetClass HK. When WFOE plans to declare and pay dividends to NetClass HK and when we intend to apply for the tax resident certificate from the relevant Hong Kong tax authority, we plan to inform the investors through SEC filings, such as a current report on Form 6-K, prior to such actions. See “Risk Factors - Risks Related to Our Corporate Structure - We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A ordinary shares.”

As of the date of this prospectus, no transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors. The Company does not expect to pay any cash dividends in the foreseeable future as it intends to use the earnings for research and development, to develop new products and to expand its operations.

PRC Regulatory Permissions or Approvals

We are not operating in an industry that prohibits or limits foreign investment. As a result, as advised by our PRC counsel, Grandall Law Firm, other than those requisite for a domestic company in China to engage in the businesses similar to ours, we are not required to obtain any permission from Chinese authorities, including the CSRC, Cyberspace Administration of China or any other governmental agency that is required to approve our operations. However, if we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

As of the date of this prospectus, we and our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. The following table provides details on the permissions and approvals received by our PRC subsidiaries.

Company	Permission/Approval	Issuing Authority	Validity
Shanghai Zhima information Technology Co., Ltd.	Business License	Shanghai Municipal Administration for Market Regulation	Until April 29, 2029
Shanghai Netwide Enterprise Management Co., Ltd.	Business License	Shanghai Municipal Administration for Market Regulation	Long-Term
Shanghai NetClass Information Technology Co., Ltd.	Business License	Shanghai Municipal Administration for Market Regulation	Long-Term
Shanghai Chuangyuan Education Technology Co., Ltd.	Business License	Shanghai Municipal Administration for Market Regulation	Until April 13, 2024
Shanghai NetClass Human Resource Co., Ltd.	Business License	Shanghai Municipal Administration for Market Regulation	Until November 8, 2036
Shanghai NetClass Enterprise Management Co., Ltd.	Business License	Shanghai Municipal Administration for Market Regulation	Until August 28, 2046
NetClass Training (Shanghai) Co., Ltd.	Business License	Shanghai Municipal Administration for Market Regulation	Until August 18, 2036

Risk Factor Summary

Investing in our Class A ordinary shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Class A ordinary shares. Below please find a summary of the significant risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk factors” on page 17.

Risk of new regulations, significant new government oversight in China. As a business operating in China, we are subject to the laws and regulations of the PRC, which can change quickly with little advance notice. The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. New regulations and policies, which may be adopted with little notice, could result in a material change in our operations and/or the value of our ordinary shares. See “Risk Factors – Risks Related to Doing Business in China – The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, making it more difficult for us to pursue growth through acquisitions in China on page 25 and Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us” on page 29.

Risk of additional future government oversight and control over foreign offerings of China-based companies. Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. Although our business is not of the type currently subject to government review in China prior to a foreign securities offering, any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the PRC government could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. See “Risk Factors – Risks Related to Doing Business in China – The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, making it more difficult for us to pursue growth through acquisitions in China on page 25 and Substantial uncertainties exist with respect to the enactment timetable and final content of draft China Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” on page 21.

Uncertainties with respect to the PRC legal system. The PRC has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in the PRC. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. See “Risk Factors – Risks Related to Doing Business in China – Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us” on page 29.

Potential Limitations on the ability to receive dividends from our PRC subsidiaries. We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, as a Foreign Invested Enterprise, or FIE, are required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50 percent of its registered capital. These reserves are not distributable as cash dividends. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business. See “Risk Factors – Risks Related to Doing Business in China - We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” on page 22.

Permissions from the PRC Authorities to Issue Our Ordinary Shares to Foreign Investors. The Chinese government exerts substantial influence over, and can intervene at any time in, the manner in which we must conduct our business activities and result in a material change in our operations or the value of the ordinary shares we are registering for sale. As of the date of this prospectus, we and our PRC subsidiaries, (1) are not required to obtain permissions from any PRC authorities to operate or issue our ordinary to foreign investors, (2) are not subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve of our PRC subsidiaries’ operations, and (3) have not received or were denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain when and whether we or our PRC subsidiaries, will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings, including this offering. As of the date of this prospectus, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

On December 24, 2021, the China Securities Regulatory Commission, or the CSRC, issued Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Administration Provisions”), and the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Measures”), which are now open for public comments. The Administration Provisions and Measures for overseas listings lay out specific requirements for filing documents and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation. Domestic companies seeking to list abroad must carry out relevant security screening procedures if their businesses involve such supervision. Companies endangering national security are among those off-limits for overseas listings.

According to Relevant Officials of the CSRC Answered Reporter Questions, or the CSRC Answers, after the Administration Provisions and Measures are implemented upon completion of public consultation and due legislative procedures, the CSRC will formulate and issue guidance for filing procedures to further specify the details of filing administration and ensure that market entities could refer to clear guidelines for filing, which means it still takes time to make the Administration Provisions and Measures into effect. As the Administration Provisions and Measures have not yet come into effect, we are currently unaffected. However, according to CSRC Answers, only new initial public offerings and refinancing by existent overseas listed Chinese companies will be required to go through the filing process; other existent overseas listed companies will be allowed sufficient transition period to complete their filing procedure, which means if we complete the offering prior to the effectiveness of Administration Provisions and Measures, we will certainly go through the filing process in the future, perhaps because of refinancing or given by sufficient transition period to complete filing procedure as an existent overseas listed Chinese company.

However, it is uncertain when the Administration Provision and the Measures will take effect or if they will take effect as currently drafted. If it is determined in the future that the approval of the CSRC, the CAC or any other regulatory authority is required for this offering, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The CSRC, the CAC, or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our ordinary shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities. See “Risk Factors – Risks Related to Doing Business in China – The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors on page 17. See also “PRC Regulation – Regulations Relating to Overseas Listings” on page 77.

Risk of adverse Changes in China’s economic, political or social conditions or government policies. Substantially all of our assets and operations are located in the PRC. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in the PRC generally. The Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures, or other economic, political, or social developments in China may cause decreased economic activity in the PRC, which may adversely affect our business and operating results. See “Risk Factors – Risks Related to Doing Business in China – Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations” on page 19.

Uncertainties with respect to the PRC legal system. The PRC has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in the PRC. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. See “Risk Factors – Risks Related to Doing Business in China – Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us” on page 29.

Risks related to service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws. We conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, our current officers reside within China and are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside the PRC. In addition, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. See “Risk Factors – Risks Related to Doing Business in China – Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us” on page 29 and “You may have difficulty enforcing judgments obtained against us” on page 40.

Risks related to PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion. Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to the approval of or filing with the Ministry of Commerce, or MOFCOM or its local branches and registration with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, any medium or long-term loan to be provided by us to our PRC operating subsidiaries, must be registered with certain authorities. If we fail to complete such registrations, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Further, regulations on the control of currency conversions, including SAFE Circular 19 and SAFE Circular 16, may significantly limit our ability to use Renminbi converted from the net proceeds of this offering to fund our PRC operating subsidiary, to invest in or acquire any other PRC companies through our PRC Subsidiary, which may adversely affect our business, financial condition and results of operations. See “Risk Factors – Risks Related to Doing Business in China – Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment” on page 24.

Risk of fluctuations in exchange rates. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. It is difficult to predict how long such appreciation of RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again. All of our revenues and substantially all of our costs are denominated in Renminbi. We rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the common stock in U.S. dollars. See “Risk Factors – Risks Related to Doing Business in China – Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ordinary shares” on page 23.

Risks related to governmental control of currency conversion. The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, we primarily rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ordinary shares. See “Risk Factors – Risks Related to Doing Business in China – The PRC government may impose restrictions on our ability to transfer cash out of China and to U.S. investors” on page 20.

Risk that certain PRC regulations may make it more difficult for us to pursue growth through acquisitions. Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (“M&A Rules”) and Anti-Monopoly Law of the People’s Republic of China promulgated by the Standing Committee of the NPC which became effective in 2008 (“Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See “Risk Factors – Risks Related to Doing Business in China – The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, making it more difficult for us to pursue growth through acquisitions in China” on page 25.

Risks related to PRC on the establishment of offshore special purpose companies by PRC residents. Current PRC regulations require PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. Some of our shareholders that we are aware of are subject to SAFE regulations, and we expect all of these shareholders will have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you, however, that all of these shareholders may continue to make required filings or updates in a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such shareholders to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected. See “Risk Factors – Risks Related to Doing Business in China – If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders” on page 25 and “The PRC government may impose restrictions on our ability to transfer cash out of China and to U.S. investors” on page 20.

Risks related to PRC regulations regarding registration requirements for employee stock incentive plans. Under current PRC law, PRC citizens and non-PRC citizens who reside in China for a continuous period of no less than one year who participate in any stock incentive plan of an overseas publicly listed company offered to the director, supervisor, senior management and other employees of, and any individual who has labor relationship with its domestic affiliated entities are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations for our employee incentive plans after our listing may subject our PRC resident personnel to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Risk Factors – Risks Related to Doing Business in China – Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions” on page 31.

Risks related to inability of U.S. regulatory bodies to conduct investigations or inspections of our operations in China. Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited. See “Risk Factors – Risks Related to Doing Business in China – U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China” on page 31.

Risks related to potential classification as a PRC resident enterprise for PRC income tax purposes. Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders (including the common stockholders) may be subject to PRC tax on gains realized on the sale or other disposition of the common stock, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the common stockholders) and any gain realized on the transfer of the common stock or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). See “Risk Factors – Risks Related to Doing Business in China – If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders” on page 25.

Risks related to legal uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies. Recent PRC regulations have extended PRC tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an “Indirect Transfer”, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions. See “Risk Factors – Risks Related to Doing Business in China – Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future” on page 26.

Risks related to a future determination that the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect or investigate our auditor completely. The audit report included in this prospectus was issued by Marcum Bernstein & Pinchuk LLP, a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. The PCAOB is currently unable to conduct inspections in China without the approval of Chinese government authorities. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate. In addition, under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our ordinary shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act or the HFCAA, which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

Pursuant to the HFCAA, the PCOAB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the PCOAB’s report identified the specific registered public accounting firms which are subject to these determinations. Our current auditor, Marcum Bernstein & Pinchuk LLP, or MBP, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. MBP, whose audit report is included in this prospectus, is headquartered in New York, New York, and, as of the date of this prospectus, was not included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December, 2021. Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. MBP’s audit working papers related to us are located in China. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of our auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. Such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. or being required to engage a new audit firm, which would require significant expense and management time. See “Risk Factors – Risks Related to Doing Business in China – If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, share price and reputation on page 28 and The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” on page 28.

Risks related to transferring cash out of China or Hong Kong. The PRC government may impose impediments of transferring cash out of China or Hong Kong and that there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors. See “Risk Factors – Risks Related to Doing Business in China – The PRC government may impose restrictions on our ability to transfer cash out of China and to U.S. investors” on page 20.

Risks related to market adoption of online learning solutions. Our future success will depend in part on the growth, if any, in the demand for online learning solutions. While the COVID-19 pandemic has accelerated the market for online learning solutions, it is still less mature than the market for in-person learning and training, which many businesses currently utilize, and these businesses may be slow or unwilling to migrate from these legacy approaches. If the market for online learning solutions does not grow as we expect or our platform does not achieve widespread adoption, it could result in reduced customer spending, learner and partner attrition, and decreased revenue, any of which would adversely affect our business and results of operations. See “Risk Factors – Risks Related to Our Business and Industry - Market adoption of online learning solutions is relatively new and may not grow as we expect, which may harm our business and results of operations” on page 31.

Risk related to consumer concentration. If any of our top [] customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce the prices we charge for our services or we could lose the customer. Any such development could have an adverse effect on our margins and financial position and would negatively affect our revenues and results of operations and/or trading price of our ordinary shares. See “Risk Factors – Risks Related to Our Business and Industry - We traditionally have had substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues” on page 32

Risk of Failure to effectively expand our sales and marketing capabilities. Our ability to broaden our customer base, particularly our Enterprise customer base, and achieve broader market acceptance of our platform, will depend to a significant extent on the ability of our sales and marketing organizations to work together to increase our sales pipeline and cultivate customer and partner relationships to drive revenue growth. The investments we make in our sales and marketing organization will occur in advance of experiencing benefits from such investments, making it difficult to determine in a timely manner if we are efficiently allocating our resources in these areas. See “Risk Factors – Risks Related to Our Business and Industry - Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform” on page 32.

Risks of being unable to continue to attract course participants to enroll in our courses, or to charge our course participants competitive but profitable fees. The continued success and growth of our business depend primarily on offering online professional education software and related courseware. We may not be able to develop and offer additional software and related courseware on commercially reasonable terms and in a timely manner, or at all, to keep pace with changes in market requirements.. See “Risk Factors – Risks Related to Our Business and Industry - If we are unable to continue to offer education software and related courseware, our revenues may decline and we may not be able to maintain profitability.” on page 32.

Risks of failure of information security and privacy concerns. The internet industry is facing significant challenges regarding information security and privacy, including the storage, transmission and sharing of confidential information. If we are unable to protect our systems, hence the information stored in our systems, from unauthorized access, use, disclosure, disruption, modification or destruction, such problems or security breaches could cause loss or give rise to our liabilities to the owners of confidential information, such as our course participants; subject us to penalties imposed by administrative authorities; and disrupt our operations. In addition, complying with various laws and regulations could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business. See “Risk Factors – Risks Related to Our Business and Industry - Failure of information security and privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations” on page 33.

Risks of concerns about the security of our transaction systems and confidentiality of information on the Internet. We cannot assure you, however, that our current security measures will be adequate or sufficient to prevent any theft or misuse of personal data of our course participants. Further, security breaches could expose us to litigation and possible liability for failing to secure confidential customer information, and could harm our reputation and ability to attract or retain course participants. In addition, we do not have any cyber security insurance coverage for our operations, and any material cyber attack on our information technology systems and our online education websites could expose us to substantial costs and losses. See “Risk Factors – Risks Related to Our Business and Industry - Concerns about the security of our transaction systems and confidentiality of information on the Internet may reduce use of our services and impede our growth” on page 33.

Risks of failure to develop and introduce new courses, services and products that meet our target course participants’ expectations, or adopt new technologies important to our business. If we fail to anticipate and adapt to such technological changes, our market share and our business development could suffer, which in turn could have a material and adverse effect on our financial condition and results of operations. If we are unsuccessful in addressing any of the risks relating to new courses, services and products, our business may be materially and adversely affected. See “Risk Factors – Risks Related to Our Business and Industry - If we fail to develop and introduce new courses, services and products that meet our target course participants’ expectations, or adopt new technologies important to our business, our competitive position and ability to generate revenues may be materially and adversely affected” on page 34.

Risks of losing market share and our profitability may be materially and adversely affected. We may face increased competition from international competitors that cooperate with local businesses to provide services based on the international competitors’ technology and experience developed in their home markets. Our failure to compete effectively could erode our market share, result in fewer purchase of our software and related courseware, or lead to price reductions or increased spending for marketing and promotion of our software and related courseware, any of which may materially and adversely affect our profitability. See “Risk Factors – Risks Related to Our Business and Industry - We may lose market share and our profitability may be materially and adversely affected, if we fail to compete effectively with our present and future competitors or to adjust effectively to changing market conditions and trends” on page 34.

Risk of failure to attract and retain qualified personnel and experienced senior management. Our continuing success is dependent, to a large extent, on our ability to attract and retain qualified personnel and experienced senior management. If one or more of our senior management team members are unable or unwilling to continue to work for us, we may not be able to replace them within a reasonable period of time or at all, and our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses in recruiting and training additional personnel. See “Risk Factors – Risks Related to Our Business and Industry - Failure to attract and retain qualified personnel and experienced senior management could disrupt our operations and adversely affect our business and competitiveness” on page 34.

Risk of our ability to pay dividends may be limited. We may rely on dividends to be paid by our PRC subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. Restriction on currency exchange may also limit the ability of any one of our PRC subsidiaries to use its Renminbi revenues to pay dividends to us. See “Risk Factors – Risks Related to Our Business and Industry – We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A ordinary shares” on page 42.

Risk of our internal controls. We cannot be certain that these measures will successfully remediate the material weakness or that other material weaknesses will not be discovered in the future. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our ordinary shares to decline.

See “We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.” on page 39 .

Risks related to our dual class share structure. The dual class structure of our ordinary shares has the effect of concentrating voting control with those ordinary shareholders who held our Class B ordinary shares. See “Risk Factors – Risks Related to This Offering and Our Class A Ordinary Shares –The dual class voting structure will concentrate a majority of voting power in our Chief Executive Officer, who will beneficially own []% of the aggregate power of our total issued and outstanding share capital following the completion of this offering and will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial” on page 42.

No established public market for our shares prior to this offering. Prior to this initial public offering, there has been no public market for our ordinary shares. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for the ordinary shares does not develop after this offering, the market price and liquidity of the ordinary shares will be materially and adversely affected. See “Risk Factors – Risks Related to This Offering and Our Class A Ordinary Shares – Risks Related to this Offering and our Ordinary Shares – There may not be an active, liquid trading market for our ordinary shares” on page 47.

Usages of the funds. Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Class A ordinary shares. See “Risk Factors – Risks Related to This Offering and Our Class A Ordinary Shares – We have broad discretion in the use of the net proceeds from our public offering and may not use them effectively” on page 46.

Nasdaq listing. Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of the company’s listed securities. See “Risk Factors – Risks Related to This Offering and Our Class A Ordinary Shares – Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of the company’s listed securities” on page 45.

Neither we nor any of our subsidiaries are currently required to obtain approval from Chinese authorities to list on U.S. exchanges or to operate and issue securities to foreign investors. Furthermore, neither we nor any of our subsidiaries are covered by permissions requirements from any other entity that is required to approve our subsidiaries’ operations. However, if our subsidiaries or the holding company were required to obtain approval from the CSRC or CAC in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on a U.S. exchange, which would materially affect the interest of the investors. It is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on a U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. As of today, the Company has all requisite permissions and we have not been denied any permission.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are generally applicable to public companies. These provisions include, but are not limited to:

●	the ability to include only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure;

●	an exemption from the auditor attestation requirement in assessing our internal control over financial reporting under the Sarbanes-Oxley Act of 2002.

●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements, and registration statements; and

●	a delay in adopting new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

We may take advantage of these provisions for up to five years or such an earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in the market value of our Class A ordinary shares held by non-affiliates, or issue more than $1 billion of non-convertible debt over a three-year period.

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We have taken advantage of certain reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by US residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are US citizens or residents, (2) more than 50% of our assets are located in the United States, or (3) our business is administered principally in the United States.

Implications of Being a Controlled Company

Upon the completion of this offering, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because Jianbiao Dai, our chairman of the Board and chief executive officer, will beneficially own []% of our total issued and outstanding Class A ordinary shares and will be able to exercise []% of the total voting power of our issued and outstanding share capital, assuming that the underwriters do not exercise their over-allotment option. For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Corporate Information

Our principal executive office is located at 6F, Building A 1188 Wan Rong Road, Shanghai, People’s Republic of China 200436. The telephone number of our principal executive offices is +86-021-61806588. Our registered office provider in Cayman Islands is Harneys Fiduciary (Cayman) Limited. Our registered office in Cayman Islands is located at 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman, KY1-1002, Cayman Islands. Our registered agent in the United States is Cogency Global Inc. We maintain a corporate website at www.netclass.cn. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

THE OFFERING

Shares Offered	[] Class A ordinary shares (or [] Class A ordinary shares assuming that the underwriters exercise their over-allotment option in full)

Over-Allotment Option	We have granted to the underwriters a 45-day option to purchase from us up to an additional 15% of the Class A ordinary shares sold in this offering, solely to cover over-allotments, if any, at the initial public offering price less the underwriting discounts.

Ordinary shares outstanding prior to completion of this offering	Ordinary shares, including (i) 190,000,000 Class A ordinary shares and (ii) 10,000,000 Class B ordinary shares

Ordinary shares outstanding immediately after this offering	Ordinary shares including (i) [] Class A ordinary shares and (ii) [] Class B ordinary shares, or Ordinary Shares including (i) [] Class A ordinary shares if the Underwriter exercises the over-allotment option in full and (ii) [] Class B ordinary shares.

Voting Rights:

●     Class A ordinary shares are entitled to one (1) vote per share.

●     Class B ordinary shares are entitled to fifteen (15) votes per share.

●     Class A and Class B Shareholders will vote together as a single class, unless otherwise required by law or our amended and restated memorandum and articles of association.

●     Mr. Jianbiao Dai, the Chairman of our Board of Directors and Chief Executive Officer, will beneficially own approximately []% of the aggregate voting power, assuming that the underwriters do not exercise their over-allotment option, of our issued and outstanding share capital following the completion of this offering and will have the considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, and other significant corporate actions. See the sections titled “Principal Shareholders” and “Description of Share Capital” for additional information.

Use of Proceeds	We estimate that our net proceeds from this offering will be approximately $[ ], based on an initial public offering price of $[ ] per ordinary share and after deducting estimated underwriting discounts and advisory fee and estimated offering expenses and assuming no exercise of the over-allotment option granted to the underwriters. We intend to use the proceeds from this offering for product research and development, international management and operations, marketing and business development, and automation transformation and production workshop. See “Use of Proceeds” for more information.

Underwriters	Network 1 Financial Securities, Inc.

Representative Warrants	We have agreed to sell to the Representative warrants (the “Representative Warrants”) to purchase up to a total of [] Class A ordinary shares (equal to 10% of the aggregate number of Class A ordinary shares sold in the offering, including with respect to the over-allotment) at a price equal to 130% of the price of our Class A ordinary shares offered hereby. The Representative will receive

Nasdaq Trading symbol	We intend to list our ordinary shares on Nasdaq under the symbol “[]”.

Transfer Agent	[]

Risk Factors	Investing in these securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of, and elsewhere in, this prospectus before deciding to invest in our ordinary shares.

SPCIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

RISK FACTORS

Before you decide to purchase our Class A ordinary shares, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus, including our consolidated financial statements and related notes. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our Class A ordinary shares could decline, perhaps significantly.

Risks Related to Doing Business in China

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Under the current government leadership, the government of the PRC has been pursuing reform policies which have adversely affected China-based operating companies whose securities are listed in the United States, with significant policies changes being made from time to time without notice. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with borrowers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies. As of the date of this prospectus, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions.

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. The Chinese cybersecurity regulator announced on July 2 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms, China’s Full Truck Alliance of Full Truck Alliance Co. Ltd. (NYSE: YMM) and Boss of KANZHUN LIMITED (Nasdaq: BZ). On July 24, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly released the Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education, pursuant to which foreign investment in such firms via mergers and acquisitions, franchise development, and variable interest entities are banned from this sector.

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

As such, the Company’s business segments may be subject to various government and regulatory interference in the provinces in which they operate. The Company could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Furthermore, it is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. Therefore, the proposed listing would be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations. As such, the Company would be required to complete the filing procedures of and submit the relevant information to CSRC after the Draft Overseas Listing Regulations become effective.

In addition, on December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which became effective and has replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas. Furthermore, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year.  If the draft Regulations on Network Data Security Management are enacted in the current form, we, as an overseas listed company, will be required to carry out an annual data security review and comply with the relevant reporting obligations.

We have been closely monitoring the development in the regulatory landscape in China, particularly regarding the requirement of approvals, including on a retrospective basis, from the CSRC, the CAC or other PRC authorities with respect to this offering, as well as regarding any annual data security review or other procedures that may be imposed on us. If any approval, review or other procedure is in fact required, we are not able to guarantee that we will obtain such approval or complete such review or other procedure timely or at all. For any approval that we may be able to obtain, it could nevertheless be revoked and the terms of its issuance may impose restrictions on our operations and offerings relating to our securities.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

Substantially all of our operations are located in China. Accordingly, our business, prospects, financial condition, and results of operations may be influenced significantly by political, economic, and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of the foreign exchange, and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may harm us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past, the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

We may also decide to finance our PRC subsidiaries using capital contributions. The Ministry of Commerce (“MOC”) or its local counterpart must approve these capital contributions. On March 30, 2015, the State Administration of Foreign Exchange, or SAFE, promulgated Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than principal-secured products issued by banks; (iii) granting loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises). In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not, in any case, be used to repay RMB loans if the proceeds of such loans have not been used. Violations of these circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from the cash provided by our offshore financing activities to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from our initial public offering to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

The PRC government may impose restrictions on our ability to transfer cash out of China and to U.S. investors.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. To the extent that our income is received in Renminbi, shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the SAFE implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China or Hong Kong and adversely affect our business as well as your investment.

As of the date of this prospectus, we are not aware of other material restrictions and limitations on our ability to distribute earnings from our businesses, including our subsidiaries, to the parent company and U.S. investors or our ability to settle amounts owed, or on foreign exchange or our ability to transfer cash between entities within our group, across borders, or to U.S. investors.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

Substantial uncertainties exist with respect to the enactment timetable and final content of draft China Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Chinese Ministry of Commerce (“MOFCOM”) published a discussion draft of the proposed Foreign Investment Law in January 2015 (the “Draft FIL”). The Draft FIL embodies an expected Chinese regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

Among other things, the Draft FIL expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise (“FIE”). The Draft FIL specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance, treated as a Chinese domestic investor provided that the entity is “controlled” by Chinese entities and/or citizens. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a Negative List to be separately issued by the State Council later. Unless the underlying business of the FIE falls within the Negative List, which calls for market entry clearance, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

On December 27, 2021, the NDRC and MOFCOM, jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), or the Negative List, which became effective and replaced the previous version on January 1, 2022. Pursuant to the Negative List, if a PRC company, which engages in any business where foreign investment is prohibited under the Negative List, or prohibited businesses, seeks an overseas offering or listing, it must obtain the approval from competent governmental authorities. Based on a set of Q&A published on the NDRC’s official website, a NDRC official indicated that after a PRC company submits its application for overseas listing to the CSRC and where matters relating to prohibited businesses under the Negative List are implicated, the CSRC will consult the regulatory authorities having jurisdiction over the relevant industries and fields.

Because the Overseas Listing Rules are currently in draft form and given the novelty of the Negative List, there remain substantial uncertainties as to whether and what requirements, including filing requirements, will be imposed on a PRC company with respect to its listing and offerings overseas as well as with the interpretation and implementation of existing and future regulations in this regard. For example, it is unclear as to whether the approval requirement under the Negative List will apply to follow-on offerings by PRC companies engaged in prohibited businesses and whose offshore holding company is listed overseas. If such approval is in fact required and given the NDRC’s indication of CSRC’s involvement in the approval process, there is also a lack of clarity on the application procedure, requirement and timeline which may not be resolved until the Overseas Listing Rules, which provide for the filing procedures of the overseas offering and listing of a PRC company with the CSRC, is enacted.  If the Overseas Listing Rules are enacted in the current form before the completion of this offering, we will be required to make a filing with the CSRC in connection with this offering within three business days after its completion. If the approval requirement under the Negative List applies to follow-on offerings by PRC companies whose offshore holding company is listed overseas, we may be required to obtain an approval for this offering or we may be required to relinquish our licenses pertaining to prohibited businesses. If we relinquish or are required to relinquish these licenses, while we do not expect our business operation to be materially adversely affected, we are uncertain whether or when the relevant procedures will be completed.

The development, manufacture and sales of construction materials products and manufacturing equipment are not currently subject to foreign investment restrictions set forth in the Catalogue of Industries for Guiding Foreign Investment (Amended in 2017), or the Catalogue, issued by the National Development and Reform Commission and the Ministry of Commerce on June 28, 2017 and became effective on July 28, 2017. The Draft FIL, if enacted as proposed, will not materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects. However, should the development, manufacture and sales of construction materials products and manufacturing equipment become subject to foreign investment restrictions set forth in the Catalogue of Industries for Guiding Foreign Investment then the viability of our current corporate structure, corporate governance and business operations may be materially impacted in many aspects.

There are uncertainties under the PRC laws relating to the procedures for U.S. regulators to investigate and collect evidence from companies located in the PRC.

According to Article 177 of the newly amended PRC Securities Law which became effective in March 2020 (the “Article 177”), the securities regulatory authority of the PRC State Council may collaborate with securities regulatory authorities of other countries or regions in order to monitor and oversee cross border securities activities. Article 177 further provides that overseas securities regulatory authorities are not allowed to carry out investigation and evidence collection directly within the territory of the PRC, and that any Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to overseas agencies without prior consent of the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council.

Our PRC counsel, Grandall Law Firm, has advised us of their understanding that (i) the Article 177 is applicable in the limited circumstances related to direct investigation or evidence collection conducted by overseas authorities within the territory of the PRC (in such case, the foregoing activities are required to be conducted through collaboration with or by obtaining prior consent of competent Chinese authorities); (ii) the Article 177 does not limit or prohibit the Company, as a company duly incorporated in Cayman Islands and to be listed on Nasdaq, from providing the required documents or information to Nasdaq or the SEC pursuant to applicable Listing Rules and U.S. securities laws; and (iii) as the Article 177 is relatively new and there is no implementing rules or regulations which have been published regarding application of the Article 177, it remains unclear how the law will be interpreted, implemented or applied by the Chinese Securities Regulatory Commission or other relevant government authorities. As of the date hereof, we are not aware of any implementing rules or regulations which have been published regarding application of Article 177. However, we cannot assure you that relevant PRC government agencies, including the securities regulatory authority of the PRC State Council, would reach the same conclusion as we do. As such, there are uncertainties as to the procedures and time requirement for the U.S. regulators to bring about investigations and evidence collection within the territory of the PRC.

Our principal business operation is conducted in the PRC. In the event that the U.S. regulators carry out investigation on us and there is a need to conduct investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. In the event that our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust their taxable income in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends

In response to the persistent capital outflow and the Renminbi’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments, and shareholder loan repayments. The PRC government may continue to strengthen its capital controls, and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ordinary shares.

Substantially, our revenues and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from our initial public offering. Our reporting currency is the U.S. dollar, while the functional currency for our PRC subsidiaries is RMB. Gains and losses from the re-measurement of assets and liabilities receivable or payable in RMB are included in our consolidated statements of operations. The re-measurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This change in value could negatively impact our business, financial condition, or results of operations as reported in U.S. dollars. In the event that we decide to convert our RMB into U.S. dollars to make payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB will harm the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. However, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. Between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow range. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR) and the U.S. dollar, the Euro, the Japanese yen, and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may announce further changes to the exchange rate system. We cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would adversely affect the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ordinary shares.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited. We may not be able to hedge our exposure adequately. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on the price of our ordinary shares.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries and thereby prevent us from funding our business.

As an offshore holding company with PRC subsidiaries, we may transfer funds to our PRC subsidiaries by means of loans or capital contributions. Any loans to these PRC subsidiaries, which are foreign-invested enterprises, cannot exceed statutory limits based on the difference between the amount of our investments and registered capital in such subsidiaries, and shall be registered with SAFE, or its local counterparts. Furthermore, any capital increase contributions we make to our PRC subsidiaries, which are foreign-invested enterprises, shall be approved by MOFCOM, or its local counterparts. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital to increase contributions to our PRC subsidiaries may be negatively affected, which could adversely affect their liquidity and our ability to fund and expand their business.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In light of China’s flood of capital outflows in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movements. More restrictions and a substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. In the event that the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

We must remit the offering proceeds to PRC before they may be used to benefit our business in the PRC, and this process may take several months.

The proceeds of this offering must be sent back to the PRC, and the process for sending such proceeds back to the PRC may take several months after the closing of this offering. We may be unable to use these proceeds to grow our business until we receive such proceeds in the PRC. To remit the offering proceeds to the PRC, we will take the following actions:

First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to State Administration for Foreign Exchange (“SAFE”) certain application forms, identity documents, transaction documents, a form of foreign exchange registration of overseas investments by domestic residents, and foreign exchange registration certificate of the invested company.

Second, we will remit the offering proceeds into this special foreign exchange account.

Third, we will apply for settlement of the foreign exchange. To do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary materially. Ordinarily, the process takes several months to complete but is required by law to be accomplished within 180 days of application. Until the abovementioned approvals, the proceeds of this offering will be maintained in an interest-bearing account maintained by us in the United States.

Failure to make adequate contributions to various employee benefit plans required by PRC regulations may subject us to penalties.

We are required under PRC laws and regulations to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds, and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the PRC law[local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China, given the different levels of economic development in different locations. In the event that the local governments deem our contribution to be not sufficient, we may be subject to late contribution fees or fines in relation to any underpaid employee benefits, and our financial condition and results of operations may be adversely affected].

Currently, we are making contributions to the plansat a required rate based on actual employee salaries . However, PRC laws required such contributions to be based on the actual employee salaries up to a maximum amount specified by the local government. If we are subject to late contribution fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, making it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose. Vehicles, or SAFE Circular 75. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for overseas investment or financing.

In the event that our shareholders who are PRC residents or entities do not complete their registration as required, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us. We may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

However, we may not be informed of the identities of all the PRC residents or entities holding a direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with and will in the future make or obtain any applicable registrations or approvals required by SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of an enterprise’s business, productions, personnel, accounts, and properties. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Taxation – People’s Republic of China Enterprise Taxation” on page 110. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities, and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. In the event that the PRC tax authorities determine that NetClass or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, NetClass or such subsidiary could be subject to PRC tax at a rate of 25% on its worldwide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations.

Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC if we are treated as a PRC resident enterprise. Any such tax may reduce the returns on the investment in our ordinary shares.

We may not be able to obtain certain benefits under relevant tax treaties on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are an exempted company incorporated under the laws of the Cayman Islands and, as such, rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Taxation – People’s Republic of China Enterprise Taxation” on page 110. As of September 30, 2021, and 2020, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we intended to re-invest all earnings generated from our PRC subsidiaries for the operation and expansion of our business in China, and we intend to continue this practice in the foreseeable future. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that the relevant tax authority will not challenge our determination regarding our qualification to enjoy the preferential tax treatment. We cannot assure that we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to HK Beach, our Hong Kong subsidiary.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing Notice of the Ministry of Finance and the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax Treatment on Enterprise Reorganization (Circular 59) and Announcement No. 7 [2015] of the State Administration of Taxation—Announcement on Several Issues concerning the Enterprise Income Tax on Income from the Indirect Transfer of Assets by Non-Resident Enterprises (Circular 7) which became effective in February 2015. Under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. Circular 7 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

Circular 7 extends its tax jurisdiction to indirect transfers and transactions involving the transfer of other taxable assets through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clear criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacked a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax.

According to the “Enterprise Income Tax Law of the People’s Republic of China” (adopted on March 16, 2007, first amended on February 24, 2017, and second amended on December 29, 2018), if the business dealings between an enterprise and its affiliated parties do not conform to the principle of independent transactions and thus reduce the taxable income or income of the enterprise or its affiliated parties, the tax authorities have the right to adjust in accordance with reasonable methods. The cost incurred by an enterprise and its related parties in developing and accepting intangible assets or providing and receiving labor services together shall be apportioned according to the principle of independent transaction when calculating taxable income.

If a resident enterprise or an enterprise controlled by a resident enterprise and a Chinese resident and established in a country (region) whose actual tax burden is significantly lower than the tax rate level of China’s enterprise income tax, does not allocate or reduce its profits due to reasonable business needs, the portion of the above profits that should belong to the resident enterprise shall be included in the current income of the resident enterprise.

Interest expenses incurred when the ratio of creditor’s rights investment to equity investment accepted by an enterprise from its affiliated parties exceeds the prescribed standard shall not be deducted in the calculation of taxable income.

If an enterprise reduces its taxable income or income by implementing other arrangements without reasonable commercial purposes, tax authorities have the right to adjust them in accordance with reasonable methods.

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange, or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation and request our PRC subsidiaries to assist in the filing. As a result, non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Circular 59 and Circular 7. They may be required to expend valuable resources to comply with Circular 59and Circular 7 or establish that our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results from operations.

The PRC tax authorities have the discretion under SAT Circular 59 and Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although we currently have no plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 and Circular 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S., including in instances of fraud, in emerging markets generally. As a result of this scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S.-listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business, and our share price. In the event that we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. In the event that such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our share.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act, or the HFCAA, requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two, which could reduce the time before our securities may be prohibited from trading or delisted should it be later determined that the PCAOB is unable to inspect or investigate our auditor completely.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. The Company’s auditor, TPS Thayer, is based in Sugar Land, Texas, and therefore is not affected by this mandate by the PCAOB.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our current auditor, Marcum Bernstein & Pinchuk LLP, or MBP, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. MBP, whose audit report is included in this prospectus, is headquartered in New York, New York, and, as of the date of this prospectus, was not included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December, 2021.

Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. MBP’s audit working papers related to us are located in China. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of our auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. Such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. or being required to engage a new audit firm, which would require significant expense and management time.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, and the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

Therefore, these risks may result in a material change in business operations, significant depreciation of the value of our ordinary shares, or a complete hinderance of our ability to offer or continue to offer our securities to investors. Recently, the Chinese government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CBRC, and avoiding conducting any activities that may be deemed as illegal fund-raising, forming capital pool or providing guarantee to investors under the current applicable laws and regulations, the PRC government authority may promulgate new laws and regulations regulating the direct lending service industry in the future. We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations relating to illegal fund-raising, forming capital pools or the provision of credit enhancement services. Moreover, we cannot rule out the possibility that the PRC government will institute a license requirement covering our industry at some point in the future. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy, than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MITT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MITT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. If an ICP License holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MITT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP License.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by SAFE in 2012, or SAFE Notices No. 7, PRC citizens and non-PRC citizens who reside in China for a continuous period of no less than one year who participate in any stock incentive plan of an overseas publicly listed company offered to the director, supervisor, senior management and other employees of, and any individual who has labor relationship with its domestic affiliated entities are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of no less than one year and who have been granted stock options will be subject to these regulations when our company becomes an overseas listed company upon the completion of this offering. Failure to complete the SAFE registrations for our employee incentive plans after our listing may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

In addition, the State Administration of Taxation, or SAT, has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options or are granted with restricted shares. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

Risks Related to Our Business and Industry

Market adoption of online learning solutions is relatively new and may not grow as we expect, which may harm our business and results of operations.

Our future success will depend in part on the growth, if any, in the demand for online learning solutions. While the COVID-19 pandemic has accelerated the market for online learning solutions, it is still less mature than the market for in-person learning and training, which many businesses currently utilize, and these businesses may be slow or unwilling to migrate from these legacy approaches. As COVID-19 vaccines and treatment options have become more widely available, many educational institutions have re-opened their campuses and businesses have reversed or materially limited remote work policies, which may slow demand for online learning solutions. As such, it is difficult to predict learner or partner demand for our platform, learner or partner adoption and renewal, the rate at which existing learners and partners expand their engagement with our platform, the size and growth rate of the market for our platform, the entry of competitive offerings into the market, or the success of existing competitive offerings. Furthermore, even if educators and enterprises want to adopt an online learning solution, it may take them a substantial amount of time and resources to fully transition to this type of learning solution or they could be delayed due to budget constraints, weakening economic conditions, or other factors. Even if market demand for online learning solutions generally increases, we cannot assure you that adoption of our platform will also increase. If the market for online learning solutions does not grow as we expect or our platform does not achieve widespread adoption, it could result in reduced customer spending, learner and partner attrition, and decreased revenue, any of which would adversely affect our business and results of operations.

We traditionally have had substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

For the years ended September 30, 2021, two customers accounted for 28.5% and 12.3% of total revenues. For the years ended September 30, 2020, four customers accounted for 18.3%, 13.8%, 13.1% and 11.9% of total revenues, respectively. As of September 30, 2021, two customers accounted for 31.6%, 20.0%, 12.6% and 11.1% of total accounts receivable, respectively. As of September 30, 2020, four customers accounted for 27.5.%, 21.0%, 14.6% and 14.3% of total accounts receivable, respectively. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our services that will be generated by these customers or the future demand for the products and services of these customers in the end-user marketplace. In addition, revenues from our top three customers may fluctuate from time to time based on the commencement and completion of projects, the timing of which may be affected by market conditions or other factors, some of which may be outside of our control. Further, some of our contracts with our top five customers permit them to terminate our services at any time (subject to notice and certain other provisions). If any of our top three customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce the prices we charge for our services or we could lose the customer. Any such development could have an adverse effect on our margins and financial position and would negatively affect our revenues and results of operations and/or trading price of our ordinary shares.

Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform.

Our ability to broaden our customer base, particularly our Enterprise customer base, and achieve broader market acceptance of our platform, will depend to a significant extent on the ability of our sales and marketing organizations to work together to increase our sales pipeline and cultivate customer and partner relationships to drive revenue growth. Our marketing efforts include the use of search engine optimization, paid search, and custom website development and deployment.

We have invested in and plan to continue expanding our sales and marketing organizations, both domestically and internationally. Identifying, recruiting, and training sales personnel requires significant time, expense, and attention. If we are unable to hire, develop, and retain talented sales or marketing personnel, if our new sales or marketing personnel are unable to achieve desired productivity levels in a reasonable period of time (including as a result of working remotely in connection with the COVID-19 pandemic), or if our sales and marketing programs are not effective, or if expected sales and marketing programs by our partners do not materialize or are not effective, our ability to broaden our customer base and achieve broader market acceptance of our platform could be harmed. In addition, the investments we make in our sales and marketing organization will occur in advance of experiencing benefits from such investments, making it difficult to determine in a timely manner if we are efficiently allocating our resources in these areas.

If we are unable to continue to offer education software and related courseware, our revenues may decline and we may not be able to maintain profitability.

The continued success and growth of our business depend primarily on offering online professional education software and related courseware. This in turn will depend on several factors, including our ability to develop new education software and improve existing courseware to respond to changes in market trends and demands of course participants, to effectively market our courseware to a broader base of prospective course participants In addition, the expansion of education software, services and products in terms of the types of offerings may not succeed due to competition, our failure to effectively market our new education software, services and products or to maintain their quality and consistency, or other factors. Furthermore, we may not be able to develop and offer additional software and related courseware on commercially reasonable terms and in a timely manner, or at all, to keep pace with changes in market requirements.

Failure of information security and privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

The internet industry is facing significant challenges regarding information security and privacy, including the storage, transmission and sharing of confidential information. We transmit and store over our systems confidential and private information of our course participants such as personal information, including names, identity card numbers, user IDs and passwords, telephone numbers and correspondence addresses, and payment or transaction related information. We are required by PRC law to ensure the confidentiality, integrity, availability and authenticity of the information of our course participants, which is also essential to maintain their confidence in our online products and services. We have deployed hardware-software combined measures to protect information security. However, advances in technology, increased level of expertise of hackers, new discoveries in the field of cryptography or others could still result in a compromise or breach of the measures that we use. On December 28, 2012, SCNPC promulgated the Decision to Strengthen the Protection of Internet Information, or the Information Protection Decision, to strengthen the protection of personal information on the Internet. The Information Protection Decision provides that Internet content providers must expressly inform their users of the purpose, manner to collect and use the users’ personal information and the scope of the information to be collected and used by the provider. In addition, Internet content providers can collect and use the user’s personal information only with the consent of users and only within the scope of such consent. On July 16, 2013, China’s Ministry of Industry and Information Technology, or MIIT, promulgated the Provisions on the Protection of Personal Information of Telecommunication and Internet Users, which defines “Personal Information” as the information that can be used individually or in combination with other information to identify the users, including but not limited to the name, birth date, ID No., address, telephone number and account number and the information about when and where the user uses such telecommunication and internet service. On November 7, 2016, the SCNPC promulgated the PRC Cyber Security Law, which took effect on June 1, 2017. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities; and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”, including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. However, the effect of these laws on curbing hacking and other illegal online activities still remains to be seen. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and to address any issues caused by security failures. If we are unable to protect our systems, hence the information stored in our systems, from unauthorized access, use, disclosure, disruption, modification or destruction, such problems or security breaches could cause loss or give rise to our liabilities to the owners of confidential information, such as our course participants; subject us to penalties imposed by administrative authorities; and disrupt our operations. In addition, complying with various laws and regulations could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business.

Furthermore, course participants and others may have concerns about whether our products, services or processes could compromise the privacy of users and others. Concerns about our practices with regard to the collection, use, disclosure, or security of personal information or other privacy related matters, and any negative publicity on our information safety or privacy protection mechanism and policy, even if unfounded, could damage our reputation and brand and adversely affect our business and results of operations.

Concerns about the security of our transaction systems and confidentiality of information on the Internet may reduce use of our services and impede our growth.

Public concerns over the security and privacy of electronic settlement, online transmittal and communications have to some extent constrained the rapid development and expansion of online transactions. If these concerns are not adequately addressed, they will restrict the growth of value-added telecommunications services generally and in particular the use of the Internet as a means of conducting commercial transactions. If a well-publicized breach of security were to occur, general usage of value-added telecommunications services could decline, which could reduce our visitor traffic and the number of course participants, and impede our growth. We are continuously vigilant about protecting and improving our cyber security and have not experienced any material cyber attacks on our information technology systems. We cannot assure you, however, that our current security measures will be adequate or sufficient to prevent any theft or misuse of personal data of our course participants. Further, security breaches could expose us to litigation and possible liability for failing to secure confidential customer information, and could harm our reputation and ability to attract or retain course participants. In addition, we do not have any cyber security insurance coverage for our operations, and any material cyber attack on our information technology systems and our online education websites could expose us to substantial costs and losses.

If we fail to develop and introduce new courseware, services and products that meet our target course participants’ expectations, or adopt new technologies important to our business, our competitive position and ability to generate revenues may be materially and adversely affected.

Historically, our B2B business focuses on offering online professional education software and related courseware. Through our software, our customers can provide online training in different areas such as the business management, information technology, healthcare, engineering & construction, law and other industries. We intend to continue developing new courseware, services and products. The timing of the introduction of new courses, services and products is subject to risks and uncertainties.

Unexpected technical, operational, logistical, regulatory or other problems could delay or prevent the introduction of one or more of new courseware, services or products. Moreover, we cannot assure you that any of these courseware, products and services will match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or generate the desired level of income.

Technology standards in Internet and value-added telecommunications services and products in general, and in online education services in particular, may change over time. If we fail to anticipate and adapt to such technological changes, our market share and our business development could suffer, which in turn could have a material and adverse effect on our financial condition and results of operations. If we are unsuccessful in addressing any of the risks relating to new courses, services and products, our business may be materially and adversely affected.

We may lose market share and our profitability may be materially and adversely affected, if we fail to compete effectively with our present and future competitors or to adjust effectively to changing market conditions and trends.

We face competition from providers of online education software services and expect to face increasing competition from existing competitors and new market entrants in the online professional education and test preparation markets. Specifically, due to low barriers to entry for Internet-based businesses, we expect to face increasing competition from both existing domestic competitors and new entrants to the online education market. We may face increased competition from international competitors that cooperate with local businesses to provide services based on the international competitors’ technology and experience developed in their home markets.

Our present and future competitors may have longer operating histories, and greater financial, technical, marketing and other resources. They may be able to devote more resources to the development and promotion of their courses and services, and may be able to react more quickly to changing course participant requirements and demands, deliver competitive services at lower prices or respond to new technologies, trends or user preferences more effectively than we can. They may be able to offer services and products with better performance and prices than ours with the result that their services and products may gain greater market acceptance than ours. They may also offer free promotional services and products in connection with their marketing campaigns or significantly lower the prices for their services and products in order to attract course participants and capture additional market share. There is no assurance that we will be able to compete effectively with such present and future competitors or to adjust effectively to changing market conditions and trends. Our failure to compete effectively could erode our market share, result in fewer purchase of our software and related courseware, or lead to price reductions or increased spending for marketing and promotion of our software and related courseware any of which may materially and adversely affect our profitability.

Failure to attract and retain qualified personnel and experienced senior management could disrupt our operations and adversely affect our business and competitiveness.

Our continuing success is dependent, to a large extent, on our ability to attract and retain qualified personnel and experienced senior management. If one or more of our senior management team members are unable or unwilling to continue to work for us, we may not be able to replace them within a reasonable period of time or at all, and our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses in recruiting and training additional personnel. Although our senior management members are subject to certain non-compete restrictions during their employment and for a period of two years thereafter, we cannot assure you that such restrictions will be enforced under PRC law. If any of our senior management joins a competitor or forms a competing business, our business may be severely disrupted. We have no key man insurance with respect to our key personnel that would provide insurance coverage payable to us for loss of their employment due to death or otherwise.

We will require substantial additional funding in the future. There is no assurance that additional financing will be available to us.

We have been dependent upon bank loans and proceeds received from shareholders’ equity contributions to meet our capital requirements in the past. We may require substantial additional funding in the future to meet our capital requirements for our generator products and high-end product development and to maintain operations and improve financial performance; however, we cannot assure you that we will be able to obtain capital in the future. In the event that we were unable to meet our future funding requirements for working capital and for general business purposes, we could experience operating losses and limit our marketing efforts and decrease or eliminate capital expenditures. In addition, our operating results, our business results, and our financial position would be adversely affected. In the event that adequate additional financing is not available on reasonable terms, we may not be able to undertake our expansion plan or purchase additional equipment for our operations, and we would have to modify our business plans accordingly.

A rapid expansion could significantly strain our resources, management, and operational infrastructure, impairing our ability to meet increased demand for our products and hurt our business results.

To accommodate our anticipated growth, we will need to expend capital resources and dedicate personnel to implement and upgrade our accounting, operational and internal management systems and enhance our record-keeping and contract tracking system. Such measures will require us to dedicate additional financial resources and personnel to optimize our operational infrastructure and to recruit more personnel to train and manage our growing employee base. In the event that we cannot successfully implement these measures efficiently and cost-effectively, we will be unable to satisfy the demand for our products, which will impair our revenue growth and hurt our overall financial performance.

We may encounter problems related to our operational and financial systems and controls during any growth, including quality control and delivery and production capacities.

Any significant growth in the market for our products or our entry into new markets may require additional employees for managerial, operational, financial, and other purposes. As of the date of this prospectus, we have 41 employees. We would also need to continue to expand, train and manage our employees. Continued future growth will impose significant added responsibilities upon our management to identify, recruit, maintain, integrate, and motivate new employees.

We may encounter a working capital shortage, as we may need additional funds to finance the purchase of materials and supplies, develop new products, and hire additional employees.

We will be required to continue improving our operations, management, and financial systems and controls for effective growth management. Our failure to manage growth effectively may lead to operational and financial inefficiencies, which will negatively affect our profitability. We cannot assure investors that we will be able to timely and effectively meet increased demand and maintain the quality standards required by our existing and potential customers.

We cannot assure you that our internal growth strategy will be successful, which may negatively impact our growth, financial condition, results of operations, and cash flow.

One of our strategies is to grow internally through increasing the development of new products and improve the quality of existing products. However, many obstacles to this expansion exist, including, but not limited to: increased competition from similar businesses; our ability to improve our products and product mix to realize the benefits of our research and development efforts; international trade and tariff barriers; unexpected costs; costs associated with marketing efforts abroad and maintaining attractive foreign exchange rates. Therefore, we cannot assure you that we will be able to successfully overcome such obstacles and establish our products in any additional markets. Our inability to implement this internal growth strategy successfully may negatively impact our growth, future financial condition, results of operations, or cash flows.

Our business is substantially dependent upon our key research and development personnel who possess valuable skills in our industry, and we may have to compete for their services actively.

We compete for qualified personnel with other power solution products manufacturing companies. Intense competition for personnel could cause our compensation costs to increase, which could have a material adverse effect on our operations and financial performance results. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we cannot attract and retain qualified employees, we may not be able to meet our business and financial goals.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We rely on a combination of patent, trademark, and domain name laws and non-disclosure agreements, and other methods to protect our intellectual property rights. Our Chinese subsidiaries own 4 patents and 22 trademarks. All 4 patents and 22 trademarks have been registered with regulatory agencies such as the State Intellectual Property Office and Trademark Office of China’s State Administration for Industry and Commerce (“SAIC”). One trademark has been registered with the United States Patent and Trademark Office (“USPTO”) and the Intellectual Property Office of the United Kingdom, effective in Great Britain and Northern Ireland.

The process of seeking patent protection can be lengthy and expensive, and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated, or circumvented.

In accordance with Chinese intellectual property laws and regulations, we will have to renew our trademarks once the terms expire. However, patents are not renewable. Our 3 design patents have only 20 years of protection. Once these patents expire, our products may lose some market share if our competitors copy them. Then, our business revenue might suffer some loss as well.

Implementation of PRC intellectual property laws and regulations has historically been lacking, primarily because of ambiguities in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. We may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope, and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

Our financial and operating performance may be adversely affected by epidemics, natural disasters, and other catastrophes.

Our business, financial and operating performance could be materially and adversely affected by the outbreak of epidemics or pandemics, including but not limited to the 2019 novel coronavirus (COVID-19), swine influenza, avian influenza, middle east respiratory syndrome (MERS-CoV), and severe acute respiratory syndrome (SARS-CoV). As a result of the ongoing COVID-19 pandemic, we expect our operation to experience slowdown or temporary suspension in production. Our business could be materially and adversely affected if the slowdown or suspension continues for a long period. During such an epidemic outbreak, China may adopt certain hygiene measures, including quarantining visitors from places where any contagious diseases were rampant. Those restrictive measures adversely affected and slowed down the national economic development during that period. Any prolonged restrictive measures to control the contagious disease or other adverse public health developments in China or our targeted markets may have a material and adverse effect on our business operations.

Similarly, natural disasters, wars (including the potential of war), terrorist activity (including threats of terrorist activity), social unrest and heightened travel security measures instituted in response, and travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect travel volume and may, in turn, have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis. As a result, our operational continuity may be adversely and materially affected, which in turn may harm our reputation.

Our business could be materially harmed by the ongoing coronavirus (COVID-19) pandemic.

Recently, a global pandemic of a novel strain of coronavirus (COVID-19) first emerged in China in December 2019 and has spread globally. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China for the first half of 2020. In March 2020, the World Health Organization declared COVID-19 as a global pandemic. Furthermore, the effects of a subvariant of the Omicron variant of COVID-19, which may spread faster than the original Omicron variant, as well as the effects of any new variants and subvariants which may develop, including any actions taken by governments, may have the effect of increasing the already-existing supply chain problems or slowing our sales. Moreover, China’s policy of effecting closures to avoid infections, including the recent lockdown in many provinces and municipalities in China, could affect our results of operations.

Given the rapidly expanding nature of the COVID-19 pandemic in China and globally, we believe there is a substantial risk that our business, results of operations, and financial condition will be adversely affected. Potential impact on our operations will also depend on future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by government authorities and other entities to contain COVID-19 or mitigate its impact, almost all of which are beyond our control.

The COVID-19 pandemic has caused disruptions to our operations starting in December 2019. During the first quarter of 2020, our operations were closed in February due to China government mandates and we moved quickly to transition our colleague base to a fully remote working environment in all our locations. At the beginning of March 2020, substantially all of our employee were back to work in our offices. The ongoing COVID-19 pandemic not only adversely impacted our operations but business of our customers. We experienced delayed customer payments and rescheduled customer orders in first half of 2020, which adversely impacts the Company’s results of operations, cash flows and financial position.  Since the COVID-19 pandemic has been gradually contained in China since May 2020, our revenue and gross margin for the year ended September 30, 2020 and 2021 has not been adversely affected.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following: the Coronavirus (COVID-19) will bring about an economic downturn, which will cause our customers to cut their budgets for information system and online training, and will also affect customers’ ability to pay, bringing risks to the related business of our company.  Due to the containment measures adopted by the government in response to COVID-19, the obstacles that these measures will bring to transportation, logistics, personnel communications, etc., will limit our service delivery capabilities, thereby bringing about negative impact on our service delivering, especially to the delivering of IT solutions services.

The global stock markets have experienced and may continue to experience a significant decline from the COVID-19 outbreak. The price of our ordinary shares may decline significantly after the consummation of this offering, in which case you may lose your investment. Because of the uncertainty surrounding the COVID-19 outbreak, the business disruption and the related financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time.

If we cannot continue to innovate or fail to adapt to changes in our industry, our business, financial condition, and results of operations would be materially and adversely affected.

The subscription service and application development service industry has trends of developing high-end and high-tech products to fulfill the changing customers’ demands. Furthermore, our competitors are constantly developing innovations in different generator products to enhance customers’ experience. We continue to invest significant resources in our infrastructure, research and development, and other areas to enhance our existing products and introduce new products that will attract more participants to our marketplaces. The changes and developments in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plan. Our failure to innovate and adapt to these changes would have a material adverse effect on our business, financial condition, and results of operations.

If we fail to promote and maintain our brand effectively and cost-efficient, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing clients. Successful promotion of our brand and our ability to attract clients depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our products. Currently, we promote our brand through print media advertising, video advertising, billboard advertising, and internet promotions. Our future marketing efforts will likely require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all, and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to promote and maintain our brand while incurring substantial expenses successfully, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

New lines of business or new products may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly when the markets are not fully developed. In developing and marketing new lines of business and/or new products, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product. Furthermore, any new line of business and/or new products could significantly impact the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products could have a material adverse effect on our business, results of operations, and financial condition.

Government policy changes on blockchain may pose risks

Blockchain technology is a feature of our company. The Chinese government actively encourages the application of blockchain technology and supports the company’s education blockchain platform. However, there is a risk of changes in this policy in the future. On January 10, 2019, China’s cyberspace information regulator, the Cyberspace Administration of China (“CAC”), issued the Administrative Provisions on Blockchain Information Services (“Provisions”), a set of rules governing blockchain-based information services. The Provisions took effect on February 15, 2019.. The Provisions regulate blockchain-based information services provided in China. The Provisions prohibit blockchain information service providers and users from using the services to engage in activities prohibited by laws or administrative regulations that endanger national security, disturb social order, or infringe the legitimate rights and interests of others. They must not generate, copy, publish, or disseminate information content prohibited by laws and administrative regulations. Currently, NetClass has neither generated, copied, published, or disseminated information content prohibited by laws and administrative regulations nor violated other Provisions. However, because of environmental-impact concerns related to the potential high demand for electricity to support of applying blockchain and online learning activity, political concerns, and for other reasons, we may be required to cease operations in China without much or any prior notice by a national or local government’s formal or informal requirement or because of the anticipation of an impending requirement.

We will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and Nasdaq Capital Market rules if, after this offering, our insiders continue to beneficially own more than 50% of our outstanding ordinary shares.

Before the completion of this Offering, our Chairman [] is deemed to beneficially own ordinary shares through [], holding [] Class B ordinary shares, which represent all of our issued and outstanding shares. Accordingly, [] has the sole voting and dispositive power of []% of our issued and outstanding shares. Accordingly, the Company is a “controlled company” under applicable Nasdaq listing standards, and we expect to continue to be a controlled company after the Offering. We will rely on certain exemptions from corporate governance rules, on including an exemption from the rule that a majority of our board of directors must be independent directors. Although we currently do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. In the event that we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors, and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Our status as a controlled company could cause our ordinary shares to look less attractive to certain investors or otherwise harm our trading price. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

In addition, even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters.

We may evaluate and potentially consummate strategic investments or acquisitions from time to time, which could require significant management attention, disrupt our business, and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions, or alliances to further increase the value of our products and better serve our clients. These transactions could be material to our financial condition and results of operations if consummated. Even if we can identify an appropriate business opportunity, there is no guarantee that we may be able to consummate the transaction successfully. Even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such a transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products, and services of the acquired business;

●	the inability of the acquired technologies, products, or businesses to achieve expected levels of revenue, profitability, productivity, or other benefits;

●	difficulties in retaining, training, motivating, and integrating key personnel;

●	diversion of management’s time and resources from our normal daily operations;

●	difficulties in successfully incorporating licensed or acquired technology and rights into our products;

●	difficulties in maintaining uniform standards, controls, procedures, and policies within the combined organizations;

●	difficulties in retaining relationships with clients, employees, and suppliers of the acquired business;

●	risks of entering markets in which we have limited or no prior experience;

●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

●	failure to successfully further develop the acquired technology;

●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities; and

●	potential disruptions to our ongoing businesses.

We may not make any investments or acquisitions. Furthermore, our future investments or acquisitions may not be successful, benefit our business strategy, generate sufficient revenues to offset the associated acquisition costs, or otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced products or that any new or enhanced products, if developed, will achieve market acceptance or prove to be profitable.

We may be exposed to liabilities under the Foreign Corrupt Practices Act. Any determination that we violated the Foreign Corrupt Practices Act could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute to obtain or retain business. We will have operations, agreements with third parties, and sales in South-East Asia, which may experience corruption. Our existing business in Asia creates the risk of unauthorized payments or offers of payments by one of our company’s employees, consultants, or sales agents because these parties are not always subject to our control. It will be our policy to implement safeguards to discourage these practices by our employees. Also, our existing safeguards and any future improvements may prove to be less than effective. The employees, consultants, or sales agents of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions. We may be subject to other liabilities, which could negatively affect our business, operating results, and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

In connection with audits of our financial statements for the fiscal years ended September 30, 2021 and 2020, our management identified below material weaknesses in the design and operation of our internal controls:

●	The Company lacked the key monitoring mechanisms such as an internal control department to oversee and monitor the Company’s risk management, business strategies and financial reporting procedure. We also did not have adequately designed and documented management review controls to properly detect and prevent certain accounting errors and omitted disclosures in the footnotes to the consolidated financial statements; and

●	The Company lacked sufficient resources and expertise with US GAAP and the SEC reporting experiences in the accounting department to provide accurate information in a timely manner.

As defined under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

In addition, in order to address the material weakness in internal control over financial reporting of the Company, we have: (a) hired an experienced outside consultant with adequate experience with US GAAP and the SEC reporting and compliance requirements; (b) continued our efforts to provide ongoing training courses in US GAAP to existing personnel, including our Chief Financial Officer; (c) continued our efforts to setup the internal audit department, and enhance the effectiveness of the internal control system; and (d) continued our efforts to implement necessary review and controls at related levels and the submission of all important documents and contracts to the office of our Chief Executive Officer for retention.

All internal control systems, no matter how well designed, have inherent limitations including the possibility of human error and the circumvention or overriding of controls. Further, because of changes in conditions, the effectiveness of internal controls may vary over time. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

We cannot be certain that these measures will successfully remediate the material weakness or that other material weaknesses will not be discovered in the future. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our ordinary shares to decline. In addition, it could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. Because of our status as an emerging growth company, you will not be able to depend on any attestation from our independent registered public accountants as to our internal control over financial reporting for the foreseeable future.

You may have difficulty enforcing judgments obtained against us.

We are an exempted company incorporated under the laws of the Cayman Islands, and substantially all of our assets are located outside of the United States. Virtually all of our assets and a substantial portion of our current business operations are conducted in the PRC. In addition, almost all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to bring an action against these individuals within the United States. It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts, including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States, and whose significant part of assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether the Cayman Islands or PRC courts would entertain original actions brought in the courts of the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

Potential disruptions in the capital and credit markets may adversely affect our business, including the availability and cost of short-term funds for liquidity requirements, which could adversely affect our results of operations, cash flows, and financial condition.

Potential changes in the global economy may affect the availability of business and customer credit. We may need to rely on the credit markets, particularly for short-term borrowings from banks in China, as well as the capital markets, to meet our financial commitments and short-term liquidity needs if internal funds from our operations are not available to be allocated to such purposes. Disruptions in the credit and capital markets could adversely affect our ability to draw on such short-term bank facilities. Our access to funds under such credit facilities depends on the banks’ ability that are parties to those facilities to meet their funding commitments, which may be dependent on governmental economic policies in China. Those banks may not meet their funding commitments to us if they experience shortages of capital and liquidity or experience excessive volumes of borrowing requests from other borrowers and us within a short period of time.

Long-term disruptions in the credit and capital markets could result from uncertainty, changing or increased regulations, reduced alternatives, or failures of financial institutions that could adversely affect our access to the liquidity needed for our business. Any disruption could require us to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures may include deferring capital expenditures and reducing or eliminating discretionary uses of cash. These events would adversely impact our results of operations, cash flows, and financial position.

We are subject to governmental regulations and other legal obligations related to privacy, information security, and data protection, and any security breaches, and our failure to comply with our legal obligations could harm our reputation and business.

Our business involves collecting and retaining certain internal and customer data. For example, we collect data in the ordinary course of business, including consumer profile data, behavioral data, purchase data, and pricing data. Our data engineers and technology specialists then utilize these data to feed our proprietary algorithms that provide us relevant, comprehensive, and practical insights. These insights inform our decision-making in connection with product development, business operations, and marketing and distribution. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques.

Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate use of security controls. Any of such incidents may harm our reputation and adversely affect our business and results of operations. In addition, we may be subject to negative publicity about our security and privacy policies, systems, or measurements. Any failure to prevent or mitigate security breaches, cyber-attacks or other unauthorized access to our systems or disclosure of our customers’ data, including their personal information, could result in loss or misuse of such data, interruptions to our service system, diminished customer experience, loss of customer confidence and trust, impairment of our technology infrastructure, and harm our reputation and business, resulting in significant legal and financial exposure and potential lawsuits.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

China’s economic growth has slowed down since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

The recent outbreak of war in Ukraine has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our customers’ business and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Risks Related to this Offering and our Ordinary Shares

We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A ordinary shares.

We are a Cayman Islands holding company and conduct substantially all of our business through our subsidiaries in China. We may rely on dividends to be paid by our PRC subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict our PRC subsidiaries’ ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, our PRC subsidiaries may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.

Our PRC subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of any one of our PRC subsidiaries to use its Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law, or EIT, and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, NetClass HK. As of the date of this prospectus, WOFE currently does not have plan to declare and pay dividends to NetClass HK and we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. NetClass HK intends to apply for the tax resident certificate when WOFE plans to declare and pay dividends to NetClass HK. When WOFE plans to declare and pay dividends to NetClass HK and when we intend to apply for the tax resident certificate from the relevant Hong Kong tax authority, we plan to inform the investors through SEC filings, such as a current report on Form 6-K, prior to such actions.

The dual class voting structure will concentrate a majority of voting power in our Chief Executive Officer, who will beneficially own []% of the aggregate power of our total issued and outstanding share capital following the completion of this offering and will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

Our authorized share capital will be divided into Class A ordinary shares and Class B ordinary shares effective immediately prior to the completion of this offering (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit). Holders of Class A ordinary Shares and Class B ordinary shares shall at all times vote together as one class on all matters submitted to a vote by the shareholders. Each Class A Ordinary Share has one (1) vote and each Class B ordinary share has fifteen (15) votes. Each Class B Ordinary Share is convertible into one (1) Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Upon the completion of this offering, Mr. Dai will beneficially own approximately []% of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering due to the disparate voting powers associated with our dual-class share structure, assuming the underwriters do not exercise their over-allotment option. Because of the dual-class share structure and the concentration of ownership, Mr. Dai will continue to control a majority of the aggregate voting power of our total issued and outstanding share capital and therefore have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, and other significant corporate actions so long as the holders of Class B ordinary shares own at least []% of the aggregate voting power of all issued and outstanding ordinary shares. This concentrated control will limit the ability of holders of Class A ordinary shares to influence corporate matters for the foreseeable future and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. Furthermore, should the Company decide to issue additional Class B ordinary shares in the future, the twenty-to-one voting ratio between the two classes of our ordinary shares will result in further dilutive effect on the voting power of holders of Class A ordinary shares.

As a result, for so long as Mr. Jianbiao Dai, owns a controlling or significant voting power in our issued and outstanding ordinary shares, he generally will be able to control or significantly influence, directly or indirectly and subject to applicable law, all matters affecting us, including:

●	the election of directors;

●	determinations with respect to our business direction and policies, including the appointment and removal of officers;

●	determinations with respect to corporate transactions, such as mergers, business combinations, change in control transactions or the acquisition or the disposition of assets;

●	our financing and dividend policy;

●	determinations with respect to our tax returns; and

●	compensation and benefits programs and other human resources policy decisions.

Even if Jianbiao Dai was to dispose of certain of its shares of our Class B ordinary shares such that it would control less than a majority of the voting power of our outstanding ordinary shares, it may be able to influence the outcome of corporate actions so long as it retains Class B ordinary shares. During the period of NETCLASS TECHNOLOGY INC’s controlling or significant ownership of our ordinary shares, investors in this offering may not be able to affect the outcome of such corporate actions.

Jianbiao Dai may have interests that differ from yours and may vote in a way with which you disagree, and which may be averse to your interests. Corporate action might be taken even if other shareholders, including those who purchase shares in this offering, oppose them. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control or other liquidity event of our Company, could deprive our stockholders of an opportunity to receive a premium for their shares of Class A ordinary shares as part of a sale or other liquidity event and might ultimately affect the market price of our ordinary shares.

Furthermore, we cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A ordinary shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly public companies utilizing dual-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of dual-class structures and temporarily barred new dual-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our dual-class capital structure makes us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices are not expected to invest in our stock. These policies are still fairly new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Because of our multi-class structure, we will likely be excluded from certain of these indexes and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A ordinary shares less attractive to other investors. As a result, the market price of our Class A ordinary shares could be adversely affected.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act occurred, if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares, and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to avail our company of this exemption from new or revised accounting standards and, therefore, will be subject to accounting standards that are available to emerging growth companies.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or provide information at different times, making it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer, and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act. They will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from Regulation FD (Fair Disclosure) requirements, which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq Listing Rule requires listed companies to have, among other things, a majority of its board members be independent. However, as a foreign private issuer, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards, which may afford less protection to investors.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the “Cayman Islands Companies Act”, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company, and substantially all of our assets are located outside of the United States. In addition, a majority of our current directors and officers are nationals and/or residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC, see “Enforceability of Civil Liabilities” on page 116.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of the company’s listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by the Public Company Accounting Oversight Board (“PCAOB”), an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our public offering will be relatively small, and our company’s insiders will hold a large portion of the company’s listed securities. Nasdaq might apply the additional and more stringent criteria for our initial and continued listing, which might cause delay or even denial of our listing application.

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq Capital Market, although we exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We will seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on the Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market.

In addition, following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, and certain corporate governance requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market does not list our securities or subsequently delists our securities from trading, we could face significant consequences, including:

●	limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Share is a “penny stock,” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The market price of our ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

The public offering price for our ordinary shares will be determined through negotiations between the underwriters and us and may vary from the market price of our ordinary shares following our public offering. If you purchase our ordinary shares in our public offering, you may not be able to resell those shares at or above the public offering price. We cannot assure you that the public offering price of our ordinary shares, or the market price following our public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our public offering. The market price of our ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant services or features, technical innovations, acquisitions, strategic relationships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

●	In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. In the event that we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We have broad discretion in the use of the net proceeds from our public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our public offering in a manner that does not produce income or that loses value. As of the date of this Prospectus, Management has not determined the types of businesses that the Company will target or the terms of any potential acquisition.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A ordinary shares if the market price of our ordinary shares increases.

There may not be an active, liquid trading market for our ordinary shares.

Prior to this offering, there has been no public market for our ordinary shares. An active trading market for our ordinary shares may not develop or be sustained following this offering. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The public offering price was determined by negotiations between us and the underwriters based upon a number of factors. The public offering price may not be indicative of prices that will prevail in the trading market.

Shares eligible for future sale may adversely affect the market price of our ordinary shares, as the future sale of a substantial amount of outstanding ordinary shares in the public marketplace could reduce the price of our ordinary shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our ordinary shares. [] shares will be outstanding immediately after this offering if the firm commitment is completed and the underwriters do not exercise their over-allotment option and shares if exercised in full. All of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. See “Shares Eligible for Future Sale” on page 108.

You will experience immediate and substantial dilution.

The public offering price of our shares is substantially higher than the pro forma net tangible book value per ordinary share of our ordinary shares. Assuming the completion of the firm commitment offering and no exercise of the over-allotment option by the underwriters, if you purchase shares in this offering, you will incur immediate dilution of approximately $[] (or dilution of $[] per share in the event of full exercise of over-allotment option) in the pro forma net tangible book value per ordinary share from the price per ordinary share that you pay for the shares. Accordingly, you will incur immediate and substantial dilution of your investment if you purchase shares in this offering. See “Dilution” on page 50.

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

Upon completion of this offering, we will become a public company in the United States. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. In the event that we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our ordinary shares could decline.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this offering, we will be a publicly listed company in the United States. As a publicly listed company, we will be required to file annual reports with the Securities and Exchange Commission. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

USE OF PROCEEDS

After deducting the underwriting discount and estimated offering expenses payable by us, we expect to receive net proceeds of approximately $[] from this offering, assuming the over-allotment option is not exercised.

Offering
Gross proceeds	$
Underwriting discounts and commissions (8% of gross proceeds)	$
Underwriting non-accountable expenses	$
Underwriting accountable expenses	$
Other offering expenses	$
Net proceeds	$

In utilizing the proceeds of this Offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiary and branches only through loans or capital contributions. The net proceeds from this offering will be remitted to China before we will be able to use the funds to grow our business.  For a detailed description of how funds are transferred through the Company, please see “Transfers of Cash to and from Our Subsidiaries” in the Prospectus Summary. We intend to use the net proceeds of this offering as follows after we complete the remittance process, and the specific uses of proceeds are arranged below in order of priority.

Description of Use	Estimated Amount of Net Proceeds (US $)%
Courseware and online technology platform development	$	40%
Marketing and NetClass brand building	$	15%
Expansion of application development service and subscription services	$	30%
Working capital and for other general corporate purposes.	$	15%
Total	$	100%

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and prevailing business conditions, which could change in the future as our plans and prevailing business conditions evolve. Predicting the cost necessary to develop product candidates can be difficult and the amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, although the management has not yet determined the types of business that it will target or the terms of any potential acquisitions, we will retain broad discretion over the allocation of the net proceeds from this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

The remittance procedures are as follows:

First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to State Administration for Foreign Exchange (“SAFE”) certain application forms, identity documents, transaction documents, a form of foreign exchange registration of overseas investments by domestic residents, and foreign exchange registration certificate of the invested company.

Second, we will remit the offering proceeds into this special foreign exchange account.

Third, we will apply for settlement of the foreign exchange. To do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary materially. Ordinarily, the process takes several months to complete but is required by law to be accomplished within 180 days of application. Until the above mentioned approvals, the proceeds of this offering will be maintained in an interest-bearing account maintained by us in the United States or Hong Kong.

According to the relevant PRC laws and regulations, in terms of capital contributions, it typically takes about eight weeks to complete the relevant filings and registrations. In terms of loans, the SAFE registration process typically takes about four weeks to complete, provided that all the necessary procedures could be successfully consummated by the relevant PRC subsidiary, as case may be, and/or our company. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions and loans to our PRC subsidiary, we cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. For further information, see the following risk factor at page 24: “We must remit the offering proceeds to PRC before they may be used to benefit our business in the PRC, and this process may take several months.”

DIVIDEND POLICY

We intend to keep any future earnings to finance the expansion of our business. We do not anticipate that any cash dividends will be paid in the foreseeable future.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

If we determine to pay dividends on any of our ordinary share in the future, as a holding company, we will depend on receipt of funds from our Hong Kong subsidiary, NetClass HK.

Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to NetClass HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

Cash dividends, if any, on our ordinary share will be paid in U.S. dollars. NetClass HK may be considered a non-resident enterprise for tax purposes. Any dividends WFOE pays to NetClass HK may be regarded as China-sourced income and may be subject to PRC withholding tax at a rate of up to 10%. See “Taxation—People’s Republic of China Enterprise Taxation” on page 110.

In order for us to pay dividends to our shareholders, we will rely on payments made from PRC operating subsidiaries to NetClass WFOE, and the distribution of such payments to NetClass HK as dividends from WFOE. Certain payments from PRC operating subsidiaries to WFOE are subject to PRC taxes, including VAT, urban maintenance and construction tax, educational surcharges. In addition, if PRC operating subsidiaries or its subsidiaries or branches incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2021 on:

●	an actual basis; and

●	a pro forma as adjusted basis to give effect to the sale of [] Class A ordinary shares in this offering at the assumed initial public offering price of $[] per ordinary share after deducting the underwriting discounts and estimated offering expenses payable by us.

You should read this information together with our audited consolidated financial statements appearing elsewhere in this prospectus and the information set forth under the sections titled “Selected Consolidated Financial Data,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2021
	Actual	Pro Forma As Adjusted (2)(3)
	US$	US$
Shareholders’ Equity
Ordinary shares, $[1.00] par value; [50,000] shares authorized; [10,000] shares (1) issued and outstanding; []shares issued and outstanding pro forma	10,000
Cash and cash equivalents	1,041,937
Additional paid-in capital	2,915,932
Statutory reserves	20,747
Accumulated deficit	(445,024)
Accumulated other comprehensive income	24,788

Total shareholders’ equity	$2,526,443	$
Total capitalization

(2)	Reflects the sale of ordinary shares in this offering (excluding any ordinary share that may be sold as a result of the Underwriter exercising its over-allotment option) at an assumed initial public offering price of $[] per share, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, estimated offering expenses payable by us and advisory fees. We estimate that such net proceeds will be approximately $[].

(3)	Assuming the underwriters do not exercise their over-allotment option.

Each $1.00 increase (decrease) in the assumed initial public offering price of $[] per ordinary share would increase (decrease) the pro forma as adjusted amount of total capitalization by $[], assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us. An increase (decrease) of 1 million in the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of total capitalization by $[], assuming no change in the assumed initial public offering price per ordinary share as set forth on the cover page of this prospectus.

DILUTION

If you invest in our Class A ordinary shares in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per ordinary share in this offering and the net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the net tangible book value per ordinary share. As of September 30, 2021 we had a historical net tangible book value of $[], or $[] per ordinary share (based on the number of shares issued and outstanding as of September 30, 2021. Our net tangible book value per share represents total tangible assets less total liabilities, all divided by the number of ordinary shares outstanding.

After giving effect to the sale of [] Class A ordinary shares in this offering at the assumed initial public offering price of $[] per ordinary share and after deducting the underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at September 30, 2021 would have been $[], or $[] per ordinary share. This represents an immediate increase in pro forma as adjusted net tangible book value of $[] per ordinary share to existing investors and immediate dilution of $[] per ordinary share to new investors. The following table illustrates this dilution to new investors purchasing ordinary share in this offering:

	Offering without Over- allotment Option	Offering with Full Exercise of Over- allotment Option
Assumed initial public offering price per ordinary share	$	$
Net tangible book value per ordinary share as of September 30, 2021	$	$
Increase in pro forma as adjusted net tangible book value per ordinary share attributable to new investors purchasing Class A ordinary shares in this offering	$	$
Pro forma as adjusted net tangible book value per ordinary share after this offering	$	$
Dilution per ordinary share to new investors in this offering	$	$

Each $1.00 increase (decrease) in the assumed initial public offering price of $5.00 per ordinary share would increase (decrease) our pro forma as adjusted net tangible book value as of September 30, 2021 after this offering by approximately $[]per ordinary share, and would increase (decrease) dilution to new investors by $[]per ordinary share, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and estimated offering expenses payable by us. An increase (decrease) of 1 million in the number of ordinary shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value as of September 30, 2021 after this offering by approximately $[]per ordinary share, and would decrease (increase) dilution to new investors by approximately $[] per ordinary share, assuming the assumed initial public offering price per ordinary share, as set forth on the cover page of this prospectus remains the same, and after deducting the estimate underwriting discounts and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriter exercises its over-allotment option in full, the pro forma as adjusted net tangible book value per ordinary share after the offering would be $[], the increase in net tangible book value per ordinary share to existing shareholders would be $[], and the immediate dilution in net tangible book value per ordinary share to new investors in this offering would be $[].

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2021, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share before deducting the estimated discounts and commissions to the underwriters and the estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2021, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share before deducting the estimated discounts and commissions to the underwriters and the estimated offering expenses payable by us.

	Class A and B Ordinary Shares purchased			Total consideration			Average price per Ordinary
	Number	Percent		Amount	Percent		Share

($ in thousands)
Existing shareholders (1)			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

(1)	Not including over-allotment shares.

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at the pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” All amounts included herein with respect to the fiscal years ended June 30, 2021 and 2020 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Overview

We are a holding company incorporated as an exempted company on January 4, 2022 under the laws of the Cayman Islands. As a holding company with no material operations of our own, we conduct substantially all of our operations through our subsidiaries in China.

We are a provider of subscription service and application development service. All of our customers are located in China. We currently generate most of our revenues from subscription service from customers accessing our SaaS, which represent 65.6% and 35.3% of total revenue in fiscal 2021 and 2020, respectively. We also generate revenue from application development services, which represent 34.4% and 64.7% of our revenue in fiscal 2021 and 2020, respectively. For the years ended September 30, 2021 and 2020, our total revenues were approximately $11.6 million and $3.0 million, respectively.

Coronavirus (“COVID-19”) updates

The COVID-19 pandemic has caused disruptions to our operations starting in December 2019. During the first quarter of 2020, our operations were closed in February due to China government mandates and we moved quickly to transition our colleague base to a fully remote working environment in all our locations. At the beginning of March 2020, substantially all of our employee were back to work in our offices. The ongoing COVID-19 pandemic not only adversely impacted our operations but business of our customers. We experienced delayed customer payments and rescheduled customer orders in first half of 2020, which adversely impacts the Company’s results of operations, cash flows and financial position.  Since the COVID-19 pandemic has been gradually contained in China since May 2020, our revenue and gross margin for the year ended September 30, 2020 and 2021 has not been adversely affected.

The extent of the impact on our future financial results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. The Company continues taking actions to help mitigate, as best we can, the impact of the COVID-19 pandemic on the health and well-being of our employees, the communities in which we operate and our partners, as well as the impact on our operations and business as a whole.

Key Factors that Affect Operating Results

We currently derive a majority of revenues from our application development services and subscription services. We intend to continually enhance our services and cross-sell new services to our existing customers and acquire new customers by increasing our market penetration with a deeper market coverage and a broader geographical reach. Our ability to maintain and expand our customer base with our application development services and subscription services significantly affects our operating results.

We intend to expand the scope of our offerings to service existing customers and acquire new customers by continually making significant investments in R&D as well as sales marketing activities to increase our subscription revenue and profit. Our ability to drive increased customer adoption and usage of our SaaS services affects our operating results.

Results of Operations

For the years ended September 30, 2021 and 2020

The following table summarizes the results of our operations for the years ended September 30, 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended
	September 30,
	2021	2020	Change	% Change
REVENUES:
Application development services	$3,977,071	$1,926,246	$2,050,825	106.5%
Subscription services	7,580,442	1,049,313	6,531,129	622.4%
Total revenues	11,557,513	2,975,559	8,581,954	288.4%

COST OF REVENUES:
Application development and others	3,259,433	1,165,491	2,093,942	179.7%
Subscription services	4,320,734	741,626	3,579,108	482.6%
Total cost of revenues	7,580,167	1,907,117	5,673,050	297.5%

GROSS PROFIT	3,977,346	1,068,442	2,908,904	272.3%

OPERATING EXPENSES:
Selling expenses	1,776,667	26,035	1,750,632	6,724.1%
General and administrative expenses	586,314	531,834	54,480	10.2%
Research and development expenses	406,754	435,982	(29,228)	(6.7)%
Total operating expenses	2,769,735	993,851	1,775,884	178.7%
Income from operations	1,207,611	74,591	1,133,020	1,519.0%

OTHER INCOME (EXPENSES)
Interest income	1,286	505	781	154.7%
Interest expenses	(13,197)	(739)	(12,458)	1,685.8%
Other income, net	34,286	150,678	(116,392)	(77.2)%
Total other income, net	22,375	150,444	(128,069)	(85.1)%

INCOME BEFORE INCOME TAXES	1,229,986	225,035	1,004,951	446.6%

Income tax provision	163,481	17,256	146,225	847.4%

NET INCOME	$1,066,505	$207,779	$858,726	413.3%

Revenues

We derive revenues from three sources: (1) revenue from application development services, and (2) revenue from subscription services.

The Company is focusing on developing applications and solutions equipped with the Company’s new technology in SaaS platform and enlarging our subscription user base. For the year ended September 30, 2021, our total revenue was approximately $11.6 million as compared to $3.0 million for the year ended September 30, 2020. The Company’s total revenue increased by approximately $8.6 million, or 288.4%. The overall increase in total revenue was primarily attributable to $6.5 million increase in revenue from subscription service.

Revenue from application development services

The Company’s application development service contracts are primarily on a fixed-price basis, which require the Company to perform services including project planning, project design, application development and system integration based on customers’ specific needs. All application development contract are completed in three months. Revenue from application development service is recognized at customer acceptance.

For the year ended September 30, 2021, our application development service revenue was approximately $4.0 million as compared to $1.9 million for the year ended September 30, 2020. The increase in application development service revenue was approximately $2.1 million or 106.5% due to more contracts completed in fiscal 2021.

Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing the Company’s software-as-a-service applications. The Company’s monthly or quarterly billing to customer is on the basis of number of uses or the actual usage by the customers. The subscription services contracts typically include a single performance obligation. The revenue from subscription services is recognized over the contract term on a straight-line basis or based on the actual usage as customers receive and consume benefits of such services.

For the year ended September 30, 2021, our subscription service revenue was approximately $7.6 million as compared to $1.0 million for the year ended September 30, 2020, representing an increase of $6.5 million or 622.4%. The significant increase in subscription service revenue was mainly due to our expanded customer base.

Cost of Revenues

Our cost of revenues mainly consists of compensation benefit expenses for our professionals, material cost and outsourcing costs.

Our cost of revenues increased by $5.7 million or 297.5% to approximately $7.6 million in fiscal 2021 from approximately $1.9 million in fiscal 2020, which was mainly attributable to an increase of $3.6 million in cost of subscription services which is in line with the increased subscription services revenue. Our cost of application development services was approximately $3.3 million in fiscal 2021, representing an increase of $2.1 million from $1.2 million in fiscal 2020. We have established a stable SaaS development and service team and expect to expand the scope of our services and enhance the features and functionalities of our applications and improve our marketing efforts.

Gross profit

	For the Years Ended				Change	% of Change
	September 30,
	2021		2020
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Application development services	$717,638	18.0%	$760,755	39.5%	$(43,117)	(5.7)%
Subscription services	3,259,708	43.0%	307,687	29.3%	2,952,021	959.4%
Total gross profit	$3,977,346	34.4%	$1,068,442	35.9%	$2,908,904	272.3%

Our gross profit increased by approximately $2.9 million or 272.3% from approximately $1.1 million in fiscal 2020 to approximately $4.0 million in fiscal 2021. Gross margin as a percent of overall revenue for fiscal 2021 and 2020 was 34.4% and 35.9%, respectively.

Gross profit for application development services decreased by approximately $0.1 million or 5.7% from approximately $0.8 million in 2020 to approximately $0.7 million in fiscal 2021 mainly. Gross profit margin for fiscal 2021 and 2020 was 18.0% and 39.5%, respectively. The Company lowered the gross margin percentage to obtain more development services contracts. This will expand our customer base and increase the continuous subscription services revenue.

Gross profit for subscription services increased by approximately $3.0 million or 959.4% from approximately $0.3 million in 2020 to $3.3 million in fiscal 2021, which is due to our expanded user base. Gross profit margin for fiscal 2021 and 2020 was 43.0% and 29.3%, respectively. The expanded user base allowed us to realize economy of scale and improved the gross profit margin.

Operating Expenses

	For the Years Ended
	September 30,
	2021	2020	Change	% Change
OPERATING EXPENSES:
Selling expenses	$1,776,667	$26,035	$1,750,632	6,724.1%
General and administrative expenses	586,314	531,834	54,480	10.2%
Research and development expenses	406,754	435,982	(29,228)	(6.7)%
Total operating expenses	$2,769,735	$993,851	$1,775,884	178.7%

Our operating expenses consist of selling, general and administrative and research and development (“R&D”) expenses. Operating expenses increased by approximately $1.8 million, or 178.7%, from approximately $1.0 million for the year ended September 30, 2020 to $2.8 million for the year ended September 30, 2021. The increase in our operating expenses was primarily due to approximately $1.8 million in selling expenses.

Selling expenses primarily consisted of salary and compensation expenses relating to our sales personnel, advertising expenses, promotional service fee, travel and other expenses relating to our sales activities. Selling expenses increased by approximately $1.8 million or 6,724.1% from $26,000 in fiscal 2020 to approximately $1.8 million in fiscal 2021. The increase was primarily attributable to approximately $1.1 million increase in advertising fee, approximately $0.4 million in promotional service and approximately $0.2 million increase in salary.

General and administrative expenses primarily consisted of salary and compensation expenses relating to our accounting, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses increased by approximately $0.1 million or 10.2% from approximately $0.5 million in fiscal 2020 to approximately $0.6 million in fiscal 2021, due to more professional and consulting fees incurred relating to capital market development. As a percentage of revenues, general and administrative expenses were 5.1% and 17.9% of our total revenue in fiscal 2021 and 2020, respectively.

R&D expenses primarily consisted of compensation and benefit expenses relating to our R&D personnel as well as office overhead and other expenses relating to our R&D activities. Our R&D expenses decreased slightly from approximately $436,000 in fiscal 2020 to $407,000 in fiscal 2021, representing 3.5% and 14.7% of our total revenues for fiscal 2021 and 2020, respectively. We expect to continue to invest in R&D. We expect that our ability to effectively utilize our R&D capabilities significantly affect our results of operations in the future.

Other Income (Expense)

Other income (expense) primarily consists of interest income, interest expense and other income. Our net other income amounted to $22,375 in fiscal 2021, decreased by $128,069 or 85.1% from $150,444 in fiscal 2020. Mainly due to less government grant and higher interest expense.

Income tax provision

Income tax provision was $163,481 and $17,256 in fiscal 2021 and 2020, respectively. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. However, our major operating subsidiary Shanghai Netclass Education Technology Co., Ltd. enjoys a preferential tax rate of 15%. The rest of our subsidiaries in PRC are subject to income tax rate of 25%.

Net Income

As a result of the foregoing, our net income increased by approximately $0.9 million, or 413.3%, from approximately $0.2 million in fiscal 2020 to approximately $1.1 million in fiscal 2021. The increased net income is mainly attributed to an increase of approximately $2.9 million in gross profit, offset by an increase of approximately $1.8 million in operating expenses.

Other comprehensive income

Foreign currency translation adjustments amounted to approximately $84,190 and approximately $65,038 for the years ended September 30, 2021 and 2020, respectively. The balance sheet amounts with the exception of equity as of September 30, 2021 were translated at RMB6.4434 to USD1.00 as compared to RMB6.7896 to USD1.00 as of September 30, 2020. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended September 30, 2021 and 2020 were RMB6.5072 to USD1.00 and RMB7.0056 to USD1.00, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

Liquidity and Capital Resources

Substantially all of our operations are conducted in China and all of our revenue, expenses, and cash are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of September 30, 2021 and 2020, the aggregate amount of cash of $1,041,937 and $306,460 respectively, was held at major financial institutions in PRC.

The Cayman holding company is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary in China. As a result, the Company’s ability to pay dividends depends upon dividends paid by our subsidiary. Our subsidiary in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiary is required to set aside at least 10% of its after-tax profits each year based on PRC accounting standards, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by our subsidiary out of China is subject to examination by the banks designated by SAFE. Our subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds. In addition, we would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiary in China to us. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.

For the year ended September 30, 2021, the Company had working capital of approximately $2.1 million and generated a net income of approximately $1.1 million. For fiscal 2021, the Company had operation cash flow of $0.7 million. The Company has historically funded its working capital needs primarily from operations, bank loans, advance payments from customers and shareholders. The working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts, the progress or execution on customer contracts, and the timing of accounts receivable collections.

In assessing its liquidity, the Company monitors and analyzes its cash on hand, its ability to generate sufficient revenue sources in the future and its operating and capital expenditure commitments. As of September 30, 2021, the Company had cash of approximately $1.0 million. The Company believes that its cash on hand and operating cash flows will be sufficient to fund its operations over at least the next 12 months from the date of this report. However, the Company may need additional cash resources in the future if the Company experiences changed business conditions or other developments, and may also need additional cash resources in the future if the Company wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may seek to issue debt or equity securities or obtain a credit facility.

The following summarizes the key components of our cash flows for the years ended September 30, 2021 and 2020.

	For the Years Ended September 30,
	2021	2020
Net cash provided by (used in) operating activities	$746,111	$(65,526)
Net cash provided by used in investing activities	19,573	(21,641)
Net cash provided by (used in) financing activities	(30,356)	176,520
Effect of exchange rate change on cash	329	13,642
Net increase in cash	$735,477	$102,995

Operating Activities

Net cash provided by operating activities was approximately $0.7 million for the year ended September 30, 2021. Cash provided by operating activities for the year ended September 30, 2021 mainly consisted of approximately $1.1 million of net income, adjustment of $0.3 million non-cash items, a decrease in inventory of approximately $0.5 million, a decrease in advance to vendors of approximately $0.4 million, a decrease in prepayments and other assets of approximately $0.1 million offset by an increase of approximately $0.7 million in accounts receivable, a decrease of approximately $0.5 million in advance from customers and a decrease of approximately $0.5 million in accounts payable.

Net cash used in operating activities was approximately $66,000 for the year ended September 30, 2020. Cash used in operating activities for the year ended September 30, 2020 mainly consisted of approximately $0.2 million of net income , adjustment of $0.3 million non-cash items, an increase of approximately $1.3 million in accounts receivable, an increase in inventory of approximately $0.6 million, an increase in advance to vendors of approximately $0.1 million, offset by an increase of approximately $1.1 million in accounts payable and an increase of approximately $0.5 million in advance from customers.

Investing Activities

Net cash provided by investing activities was $19,573 for fiscal 2021, mainly consisted of $3,482 purchases of property and equipment,offset by $23,055 proceeds from disposition of intangible assets

Cash used in investing activities was $21,641 for fiscal 2020, mainly consisted of $40,906 purchases of property and equipment, offset by $19,265 proceeds from disposition of intangible assets

Financing Activities

Net cash from used in financing activities was $30,536 for fiscal 2021, mainly consisted of $70,845 proceeds from related parties and $97,600 repayment to bank loans.

Net cash provided by financing activities was $176,520 for fiscal 2020, mainly consisted of $72,777 payment to related parties and $181,229 proceeds from bank loans.

Capital Expenditures

The Company made capital expenditures of $3,482 and $40,906 for the years ended September 30, 2021 and 2020, respectively. In these periods, our capital expenditures were mainly used for purchases of property and equipment. The Company will continue to make capital expenditures to meet the expected growth of its business.

Contractual Obligations

The Company had an outstanding bank loan of approximately $0.1 million as of September 30, 2021. The Company has also entered into non-cancellable operating lease agreements for several offices. The leases are expiring through December 31, 2023.

The following table sets forth our contractual obligations and commercial commitments as of September 30, 2021:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating lease arrangements	$194,683	$86,526	$108,157	$-	$-
Bank loans	98,552	98,552	-	-	-
Total	$293,235	$185,078	$108,157	$-	$-

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended September 30, 2021 and 2020 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments, and assumptions that can have a meaningful effect on the reporting of consolidated financial statements. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

Critical accounting estimates are defined as those reflective of significant judgments, estimates and uncertainties, which may result in materially different results under different assumptions and conditions. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) accounts receivable; and (iii) income taxes. The following descriptions of critical accounting estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this prospectus.

Allowance for doubtful accounts for accounts receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Allowance for doubtful accounts amounted to $736,725 and $660,805 as of September 30, 2021 and 2020.

Valuation of deferred tax assets

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more likely than not that a portion of or all of the deferred tax assets will not be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets as September 30, 2021 and 2020. However, since the deferred tax assets related to operating loss has a limited window of use, to be conservative, management decided to record a partial valuation allowance. Valuation allowance amounted to $178,259 and $158,893 as of September 30, 2021 and 2020. While we consider the facts above, our projections of future income qualified tax-planning strategies may be changed due to the macroeconomic conditions and our business development. The DTAs could be utilized in the future years if we make profits in the future, the valuation allowance shall be reversed

Recently issued accounting pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our Consolidated Financial Statements.

BUSINESS

Overview

We are a B2B (Business-to-Business) smart education specialist, providing IT solutions to schools, training institutions, corporations, government agencies (mainly the Shanghai Municipal Education Commission), and other institutions or corporate customers. We offer SAAS subscription service and, application development. Our solutions modules include teaching management, campus management, online teaching, online examination, epidemic prevention and control, EDC (Education Credit) blockchain system, and lecturer evaluation services. Our mission is to provide high-quality and reliable products to our customers to maintain sustainable business growth over the long term.

We believe we are one of the leading online education brands in China’s online education software industry. We have advantages in customized design, an easy-to-use interface, knowledge of the industry and market, and our experienced management. In addition, we believe we are the first to incorporate blockchain technology in online education. For more details, see “– Our Products and Services – EDC (Education Credit) blockchain system.” Our B2B business revenues were $11,557,513 and $2,975,559 during the fiscal years ended September 30, 2021 and 2020, respectively.

Competitive Strength

We believe that the following strengths contribute to our success and differentiate us from our competitors:

Customized and Secure Services to Customers

We have a team of professionals experienced in software design and the online education industry. We also have knowledge in the industry and market from data collected during the ordinary course of our business. We offer products that are customized and built to order, or B2B, to meet its customers’ unique demands. Unlike the B2C model, the company’s business adopts the B2B model, which is a more stable market strategy that will ensure the company’s business can continue to grow steadily in the long run. NetClass leverages its competitive edge through the user-friendly designing and the quick response customized system. The R&D and service teams have 7+ years of experience with online training systems and they know exactly what the customer needs. Therefore, we can create customized solutions based on customers’ needs. In addition, our online learning platform has been certified on its network security level by the Shanghai Software Technology Development Center, proving we can provide our customers with secure and reliable services.

Unique technology innovation and application capability

We focus on research, development, and innovation. As a blockchain-based education software pioneer, we believe our proprietary and patented blockchain technologies make us stand out from the competition. Our data analysis team has extensive experience and strong technical background in processing learning data, teaching data, consumer profile data, behavioral data, purchase data. Our data engineers and technology specialists can utilize these data to feed our proprietary algorithms that provide our customer relevant, comprehensive, and practical insights. These insights inform our decision-making in connection with product development, business operations, and marketing and distribution. We believe the data-driven approach will improve our ability to meet customers’ demands.

Diversified market and expanding territory

Our customers are involved in various industries, including education, finance, medicine, information technology, culture and arts. We believe our diversified customer base and product line can mitigate the impact of economic and industry cycles. Currently, most of our customers are in Shanghai. We are developing the Nanjing market, and we also plan to expand our business and promote our products and services throughout China. We believe the continued expansion in new industries and new markets helps us mitigate risks of economic downturns in one or more particular industry or market.

Lower Cost Advantage

Compared to traditional education, we store the software codes we develop for customers and our research in our internal database for future reference, which significantly saves our time and monetary costs. As we create more solutions for customers, we believe the cost per project will decrease, and the profitability will improve over time.

Experienced Management Team

Our team has years of experience in technology and management in IT, blockchain, software, and big data. Our chairman of the board of directors, Mr. Dai Jianbiao, has more than twenty years of experience in the information technology industry. Our members of our management team has more than twelve years of experience in market management , more than twenty years of experience in education and more than ten years of professional experience in relevant technology research and development.

Business Strategies

Expanding Market Share

We believe our most compelling strength is to maintain our market position through developing competitive products by applying leading technologies. We plan to develop new markets and products by partnering with more schools, corporations, and associations and exploring new marketing channels. We believe this would allow us to build our brand awareness, enhance market penetration, and expand our market share.

Optimizing Our Products

We will continue to provide easy-to-use and flexible products through product design and technology innovation. We will also focus on applying information technology to different scenarios and developing more specialized product features to provide our customers with diversified products and services.

Growing User Base and Improving Customer Loyalty

We will continue to leverage our knowledge and data about the industry and market to develop precise target marketing strategies to grow our customer base. We also plan to explore and develop additional value-added services to better serve the customers and to improve customer loyalty.

Focusing on efficient operations and cost management

We plan to reduce the operation cost through technical innovation and provide customers with more competitive prices and higher quality products.

Maintain good relationships with suppliers

We will continue to maintain long-term cooperation with key suppliers to help them better understand and serve us. To reduce supplier concentration risk, we will continue to maintain good relationships and close liaison with various high quality suppliers to ensure an adequate and timely supply of products and services.

Products and Services

We provide smart education IT solutions to schools, training institutions, corporations, government agencies (mainly Shanghai Municipal Education Commission), and other institutions or corporate customers. Our service modes include the SAAS subscription services, application development services. Our solutions include modules such as teaching management, campus management, online teaching, online examination, epidemic prevention, EDC (Education Credit) blockchain system, lecturer evaluation services, and data analysis services. These modules are powered by the mobile Internet, cloud computing, and big data technologies. Our mission is to provide high-quality and reliable products and services to our customers to maintain sustainable business growth over the long term.

For the fiscal year ended September 30, 2021, SAAS subscription services and application development services accounted for 65.6% and 34.4%, of the total revenue, respectively. For the fiscal year ended September 30, 2020, SAAS subscription services and application development services accounted for 35.3%, 64.7% of the total revenue, respectively.

Our main products and services are as follows:

Smart Campus Solutions

Smart Campus is information systems designed for schools that includes the basic network infrastructure and the digital education resources management. Smart Campus can help schools and teachers improve teaching efficiency, and help students and parents boost learning participation and engagement. For example, a smart campus can include systems that manage classrooms, students, teachers, curriculum, transcript, safety, property, environment and energy, etc. Depending on the customer’s needs, we can design an integrated smart campus that includes several modules or we can provide services based on a single module. Examples of Smart Campus customers include Shanghai Open University, East China Normal University Jinan Experimental School, Shanghai Pudong Education Development Research Institute, etc.

Smart Campus systems collect information provided by teachers, students and is collected through equipment on campus such as cameras. The system processes the data and generate feedback and alerts to schools. The school can then react in a timely manner and make a decision best suited for them. Since the beginning of 2021, NetClass China has been working with Shanghai Municipal Education Commission (a government agency of Shanghai that oversees the education sector and operation of schools), Shanghai Lifelong Education Credit Bank and Shanghai Open University to collect, organize and create profiles for more than 4.37 million students in Shanghai, including information such as age, region, occupation, and interest preference. This information helps schools and Shanghai Municipal Education Commission to manage their operation. Below is an example of a big data analysis of learners in Shanghai done by our technical team:

Our IT solutions in building a smart campus include (1) management system of teaching resource like facilities, courseware, teaching data, environmental energy data; (2) providing online course registration, curriculum management, transcript management, course evaluation; (3) classroom e-learning large screen and interactive learning system, and intelligent grading technology to help teachers grade exams and keep record; (4) monitoring attendance and enhancing campus safety through surveillance cameras on campus and face recognition technology; (5) through our epidemic prevention and control system, providing COVID-19 data tracking such as the health code and vaccination records.

During the fiscal year ended September 30, 2021 and 2020, revenue from Smart Campus Solutions related sales accounted for 26.6% and 35.9% of our total revenue, respectively.

NetClass Mobile Learning Platforms

NetClass mobile learning platforms are designed for online leaning. Traditional in-person trainings may be limited by space, costs, and travel restrictions as a result of the COVID-19 pandemic. The NetClass mobile learning platforms allow users to watch video, manage courses, and ask questions at a time and place that best fit their schedule. We can provide a curated selection of courseware based on a customer’s need and keep record of the learning process. NetClass mobile learning system can also support learners to study on desktop computers. The platform also organizes such data into charts and information that is valuable to the customer to evaluate and improve the efficiency of their trainings. Generally, the customers provide the topics of trainings and sometimes provide course material themselves. If the customers do not have course material ready to use, we will either purchase the courseware from third parties or work with the customer to create course materials.

(Picture: NetClass Mobile Learning)

During the fiscal years ended September 30, 2021 and 2020, revenue from online learning platforms and related services and development accounted for 65.9% and 62.1% of our total revenue, respectively.

EDC (Education Credit) Blockchain System

The EDC (Education Credit) blockchain system facilitates record keeping that ensures secure, traceable, verifiable, and non-fungible exchange of data such as education credits, education coupons and certificates among institutions in the education ecosystem.

•	Store and track learning data

The EDC system awards one EDC credit to the student who completes one hour of the training course. Such EDC credits create records for awarding academic certificates upon completing certain amount of training courses. The EDC credits and certificates earned by the student are not changeable and cannot be rewritten, which creates a digital academic credential that is readily accessible and permanent that accompanies the student for a lifetime. The EDC system also awards digital coupons and rewards in the form of tokens upon completion of one course.

•	Blockchain certificate and digital artwork NFT

The blockchain applications developed by NetClass technical team can issue blockchain-based certificates for learners and Non-Fungible Token (NFT) for artists’ works, enabling them to obtain better copyright protection and digitization Proceeds from the assignment of works. The technical team has developed an online digital gallery project and related NFT publishing platform..

The EDC blockchain system has been operating stably and safely since its first launch in 2018. It has been recognized by the Shanghai Municipal Commission of Economy and Informatization. We have completed demonstrations with Shanghai Opening University, Jing’an Professional Education Group, and Zhucai Bejing Technology Traning Co., Ltd. We have also established a strategic partnership with Shanghai Computer Software Technology Center to promote blockchain applications in training institutions. The EDC system is currently one of the few successful practice cases in this field. NetClass China is also one of the few companies that have filed with the Office of the Central Cyberspace Affairs Commission of China to certify educational blockchain.

The following shows an example of the data on the EDC system:

(Figure: Education Blockchain Platform)

In many cases, our EDC blockchain services are provided to our customers together with smart campus projects and online learning platform projects.

NetClass Online Examination System

The NetClass online examination system provides online exam reservation, examinee’s identity verification, and real-time exam supervision. The system, powered by artificial intelligence learning, recognizes and automatically records the examinee’s abnormal behaviors during the exam, such as lowering their heads, leaving their seats, leaving the examination interface, opening additional documents, etc. The system will then stop the exam and alert the exam administrators. The online examination system supports the NetClass mobile learning platform and other services involving tests and evaluations and makes remote examinations practical and secure.

NetClass Epidemic Prevention and Control System

Our epidemic prevention and control system provides an integrated solution for the health management of schools during the COVID-19 Pandemic. The epidemic prevention and control system records the user’s information including body temperature, ID card verification, face recognition, travel code, COVID-19 test result, and vaccination records. Because of its identity authentication function, the system is also applicable to different scenarios such as temporary passes at work, student identity verification at school, etc. All the data and information obtained on epidemic prevention and control are accessible nationwide through one code. Therefore it provides our customers with an easier solution to health management.

Online Lecturer Evaluation Services

The online lecturer evaluation services target customers seeking online teaching certificates. The training materials are based on the evaluation standards and guidelines of the associations issuing such certificates. Currently, the online lecturer evaluation services are designed for China General Chamber of Commerce. Its online teaching certificate requires applicant to be tested based on comprehensive teaching ability, knowledge of online education policies and norms, and proficiency in using online education tools. As of the date of this prospectus, 176 applicants have participated and 20 has passed the online lecturer evaluation. For applicants who passed the evaluation, China General Chamber of Commerce will issue the certificates, and we will provide the digital blockchain-based certificate as well.

Industry Overview

Industry Background: Online Education is the Future of Education

Unless the context indicates otherwise, all information and data provided in this section are derived from Deloitte’s industry report “China Online Education Software Platform Industry Research Report” or the Shanghai Information Development Research Association’s research report “Shanghai Online Educational Informatization Platform Development Trend Report”. The following discussion contains forward-looking statements of future growth that may not occur as projected or may not occur at the expected rate.

An online education platform is a software system that supports online teaching and learning activities. In the 21st century, also known as the digital age, the modern distance education marked by online education comes to the fore. Online education is a new form of education produced by the application of modern information technology in educational fields. The key to online education implementation is to create a network learning environment that encourages active learning. The learning activities in the network learning environment are impractical without an online education platform. The online education platform in a broad sense includes hardware facilities and software systems supporting online teaching. The online education platform in a narrow sense is a general term for the software system that is built on the basis of the Internet and provides comprehensive support services for online teaching. Relying on the Internet business model, online education institutions attract viewers through education platforms, products and services, and convert such traffic into revenues for further investment in their marketing and product creation, eventually forming a closed-loop Internet business.

With the development of Internet technology and the maturity of application software, Software-as-a-Service (“SaaS”) is a completely innovative software application mode that arises in the 21st century. Under the traditional model, the vendor deploys the software product to multiple customer terminals within the enterprise through the License to achieve the delivery. SaaS defines a new way of delivery and makes the software further embody its essence of service. The enterprise deploys informatization software for its own operation and management services. The appearance of software is the informatization of business processes, but its essence is still a service mode. SaaS changes the way of providing traditional software services, reduces a lot of upfront investment required for local deployment, and further highlights the service attributes of informatization software. Therefore, SaaS may become the mainstream delivery model in the future informatization software market.

Economic Environment

As the first country to recover its economy since the COVID-19 Pandemic, China has increased financial investment and introduced preferential policies for online education. The increase in residents’ disposable income has built a solid economic foundation for the development of the online education software platform industry. Over the past decade, China’s GDP and per capita income have increased continuously. In 2020, the total investment in education nationwide exceeded 5 trillion yuan, up 5.69% year on year. Over the past five years, China’s per capita disposable income has increased and grown steadily, establishing a solid economic foundation for online education consumption.

Social Environment

The acceptance of online education in China is increasing year by year, which leads to high demand for online education software platforms from B-side customers and C-side customers. For example, China faces a huge talent gap in the manufacturing industry, which gives rise to the importance of improving vocational skills and receiving vocational education, so more and more manufacturing enterprises use online education software platforms to build enterprise training platforms.

Technological Environment

With the support of technologies such as artificial intelligence, big data and cloud computing, China’s online education software platform industry is booming. Since 2016, the emerging business in China has been growing rapidly, including data center business, cloud computing business and big data business, which grew by 18.4%, 91.5% and 35.5% respectively in 2020. China’s artificial intelligence industry is in transition from the development stage to the mature stage. The scale of the core artificial intelligence industry is expected to reach 247.6 billion yuan in 2022 and exceed 600 billion yuan in 2026.

Industry Opportunity: The Online Education Market is Large and Growing

Industry Market

China online education software platform industry has experienced rapid growth, and its compound annual growth rate (“CAGR”) has exceeded the growth rate of China’s GDP, which indicates that the industry has huge growth potential. Since 2016, China online education software platform industry has entered a rapid growth stage, and the CAGR of the industry has increased from 9% in 2016 to 23% in 2021. By 2020, the CAGR of China online education software platform industry exceeded that of the real estate industry and consumer Internet industry, as well as the growth rate of China’s GDP.

The following graphs provide data regarding the CAGR of China online education software platform industry in recent years as the date end of 2020 and estimate to the date end of 2021 respectively.

China online education software platform industry has a broad market prospect. Online education software platforms provide different scenarios for business training, e-learning and exam preparation, and the industry is expected to form a market size of 273.3 billion yuan in 2023. China’s online education software platform market is viewed as an incremental market, not a stock market. Therefore, we expect to expand new business markets to small towns, rural areas, and overseas markets. China’s online education software platform industry is now going through its expansion stage and is ripe for corporate expansion and capital investment. By 2030, China’s online education software platform industry is expected to enter the maturity stage.

The following graph provides data regarding the market size of China’s online education software platform industry in recent years estimate to the date end of 2023.

Industry Chain

There are many participants and a complete industrial structure in China’s online education software platform industry. Specifically, upstream participants include cloud computing services and other technical service providers, midstream participants include China’s online education software platforms, and downstream participants include corporate clients, training institutes and individual consumers. In addition, as a midstream company, we have strong bargaining power. This is because the midstream enterprises have strong commercialization power and therefore are able to guide the users to a large extent, and because there are few market players, the market is concentrated and the midstream enterprises have the market power, especially the bargaining power.

Industry Supply and Demand

Currently, while the supply of the industry is steadily growing, it is still unable to meet customers’ demand. From 2015 to 2018, the number of online education software platform companies in China had grown from 3 to 18, however, the existing platforms are not able to meet the huge demand of the industry. The customers are primarily enterprises clients and training and vocational institutes. In particular, the enterprises clients are primarily from the construction, manufacturing and finance industries.

The industry is at the high point of the business cycle for the next 10 years, and the number of financing activities and volume in China is growing rapidly. In addition, the prosperity trend of China’s online education software platform industry over the next few years will be similar to the boom in China’s consumer Internet industry from 2012 to 2015. Therefore, it is a good opportunity now to invest in this industry.

The following graph provides data regarding the financing events and financing amount of China’s online education software platform industry in recent years as the date end of 2020 .

Industry Prediction

China’s digital economy in terms of market size increases year by year, and the core technologies represented by SaaS have great commercial value. China’s digital economy market size increased from RMB 271 billion in 2016 to RMB 39.2 billion in 2020, and its CAGR is larger than that of China’s GDP in the past 3 years, indicating the digital transformation trend cannot be reversed. SaaS penetration rate is gradually increasing in various industries such as finance, e-commerce, and healthcare in China, indicating SaaS has high business value and digitalization is an irreversible trend.

The 5G network provides new opportunity for online learning. Online learning platforms can utilize the 5G technology to enrich the teaching environment and create a fully engaging teaching method, incentivizing students’ understanding of the teaching materials. The 5G technology resolves online learning problems, including interruption of internet, low quality of audio, unclear video and weak connection. By adopting the 5G technology in combination with AR/VR full background projection, it creates a highly-interactive, high-quality and constantly improving teaching environment.

The birth of new business scenarios, expansion of new markets, and the increase in repurchase rates make the industry an incremental market. Also, CAGR of the industry remains over 15%, indicating promising market prospects. Covid-19 raised people’s online learning awareness, and there is ample market space for the development of online learning.

Corporate Structure

Below is a chart illustrating our current corporate structure:

NetClass is a Cayman Islands exempted company incorporated on January 4, 2022. We conduct our business in China through our subsidiaries. The consolidation of our Company and our subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

NetClass HK was incorporated on December 12, 2006, under the law of Hong Kong SAR and acquired by NetClass on February 24, 2022. NetClass HK is our wholly-owned subsidiary and is not currently engaging in any active business and merely acting as a holding company.

WFOE was incorporated on May 5, 2019, under the laws of the People’s Republic of China. It is a wholly-owned subsidiary of NetClass HK and a wholly foreign-owned entity under the PRC laws. It is not currently engaging in any active business and merely acting as a holding company.

NetClass incorporated Shanghai Netwide on April 27, 2022 under the laws of the People’s Republic of China. Shanghai Netwide is a wholly owned subsidiary of WFOE and is not currently engaging in any active business and merely acting as a holding company.

NetClass China was incorporated on May 13, 2013, under the laws of the People’s Republic of China. WOFE owns 21.46% equity interest and Shanghai Netwide owns 78.54% equity interest. NetClass China mainly engages in information technology including digital IT product and service, software development, platform development, Smart Campus, Mobile Learning Platforms development and big data cloud computing service.

NetClass Education, a wholly-owned subsidiary of NetClass China, was incorporated on April 14, 2004 under the laws of the People’s Republic of China. NetClass Education mainly engages in an online-training service, “Part-time Assistant” remote project for long-term development of personal credential and future career .

NetClass HR, a wholly-owned subsidiary of NetClass China, was incorporated on November 9, 2016 under the laws of the People’s Republic of China. NetClass HR is not currently engaging in any active business.

NetClass Management a wholly-owned subsidiary of NetClass China, was incorporated on August 29, 2016 under the laws of the People’s Republic of China. NetClass Management is not currently engaging in any active business.

NetClass Training, a wholly-owned subsidiary of NetClass China, was incorporated on August 19, 2016 under the laws of the People’s Republic of China. NetClass Training mainly engages in online-training and related technology and courseware service.

Competition

We face competition from providers of online education software services and expect to face increasing competition from existing competitors and new market entrants in the online professional education and test preparation markets. Specifically, due to low barriers to entry for Internet-based businesses, we expect to face increasing competition from both existing domestic competitors and new entrants to the online education market. We may face increased competition from international competitors that cooperate with local businesses to provide services based on the international competitors’ technology and experience developed in their home markets.

Customers and Suppliers

Major customers

We have a B2B business model and we mainly serve enterprise/institutional customers, including: enterprises (including in-house on-job training department), educational institutions (including schools and training companies) and government agencies (mainly Shanghai Municipal Education Commission). The categories of our customers and the ratio to revenue are as follows:

For the fiscal year ended September 30, 2021, we had two customers who each accounted for more than 10% of the total revenue and collectively accounted for 40.8% of the total revenue.

For the fiscal year ended September 30, 2020, we had four customers who each accounted for more than 10% of the total revenue and collectively accounted for 57.1% of the total revenue.

The contracts with major customers include terms regarding scope of services, effective period, fees and settlement, inspection and quality assurance, termination, and liabilities for breach of contract, etc.

Technical service agreements usually have a term of one to three years. Generally, the agreements will also state that the services shall be delivered within a certain period of time. Either party has a right to terminate with advance notice to the other party. The agreements can also be terminated if performance is impossible due to a violation of laws or force majeure. The agreements usually also prohibit us from assigning the rights and obligations under the agreement without prior written consent of the customer.

Software service and development sales agreements usually state that the services shall be delivered within a certain period of time. Because delivery under these agreements usually happens shortly after signing, the agreements do not necessarily include a termination clause.

Major Suppliers

Our suppliers include software suppliers, equipment suppliers and advertisers, who mainly provide us with application software, project equipment, advertising services, consulting services and other products or services. We have long-term cooperation with three suppliers. Even though we have suppliers that each accounts for more than 10% of the total cost, we are not dependent on any suppliers. We maintain good relationships and close liaison with various high quality suppliers to ensure adequate and timely supply of products and services.

For the year ended September 30, 2021, four suppliers accounted for approximately 30.5%, 13.4%, 11.2% and 10.1% of total purchases, respectively. For the year ended September 30, 2020, four suppliers accounted for approximately 30.9%, 20.3%, 18.0% and 11.3% of total purchases, respectively. As of September 30, 2021, three suppliers accounted for approximately 33.4%, 31.6% and 18.5% of total accounts payable. As of September 30, 2020, two suppliers accounted for approximately 50.8% and 30.9% of total accounts payable.

Considering that the performance of our suppliers may have an adverse impact on our operating results, financial condition, business and prospects, in order to manage the performance risk by suppliers, the agreement with such major suppliers usually specify in detail the scope of services, terms of rescission or termination, prohibition of performance by third parties and non-competition.

Sales and Marketing

Currently, our main market is in Shanghai. During the fiscal years ended September 30, 2021 and 2020, our sales revenue from the Shanghai market accounted for 93.6% and 85% of the total sales revenue. We have also been developing the market in Beijing. For the fiscal year ended September 30, 2021, the sales revenue from the Beijing market accounted for 5.6% of the total sales revenue.

We market our products through customer referrals, recommendations from industry associations, advertisements, WeChat official accounts, cold calls and other methods. For example, we have promoted our products and services to member companies when participating in various professional technology associations in the IT industry, and we have publicized our products and services through our company website and WeChat official accounts. During the fiscal years ended September 30, 2021 and 2020, we invested $1,570,875 and $1,405 in marketing expenses, respectively, accounting for 88.4% and 5.4% of the total sales expenses, respectively.

We plan to further increase brand awareness and market share by (i) promoting our products and services in different industries, (ii) engaging marketing partners to expand market reach, and (iii) explore new marketing channels, especially internet and social media marketing.

Research and Development

Our research and development activities are an important part of how we operate and are key to our competitive advantage and growth strategy. Our R&D team consists of 26 employees. During the fiscal years ended September 30, 2021 and 2020, we invested $406,754 and $ 435,982 in research and development, and we expect to continue investing in ourselves.

As of the date of this prospectus, we have registered four patents, three of them in China and one in the United States. We have also applied for two additional patents in China. In addition, we have registered 67 software copyrights in China, all developed in-house.

We continue to explore ways to better serve to our customers and increase customer loyalty by anticipating customers’ needs and improving the enterprise internal training platform to address those potential needs. In the future, we plan to leverage our pioneering position in blockchain and NFT technologies to optimize its utility.

Our Employees

As of September 30, 2021   and September 30, 2020, we had a total of 41 and 36 employees in the following departments:

	As of September 30, 2021	As of September 30, 2020
Marketing & Sales	5	9

Administration	5	5
Research and Development	26	17
Management	3	3
Finance	2	2
Total	41	36

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses, and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. As required by regulations in China, we participate in various employee social securities plans that local governments organize. We believe we have covered housing provident fund and all five types of social insurance, including, pension insurance, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance.

Description of Property

Our Properties and Facilities

Equipment

Our production relies on a wide variety of equipment, including equipment for office use and factory equipment, facilitating a complete production cycle. As of September 30, 2021, our equipment’s total current value is around RMB 1,811,601 (approximately US$281,161).

Our equipment consists of electronic devices and office furniture and equipment. The above is devoted to offering online professional education platform and related courseware.

Lease commitment

NetClass  China and Shanghai Wanrong Investment Management Co., Ltd. have entered into a 5-year lease agreement and a supplementary agreement with a lease term from January 1, 2018 to December 31, 2023 for the leased property located at 1198 Wanrong Road, Rooms 601B, 601C, 601D, 601E, 601F and 602. The construction area of the Premises shall be changed to 200 square meters from January 1, 2020. The rent shall be RMB 16,425 per month in 2020 and RMB 17,739 per month from January 1, 2021 to December 31, 2023.

NetClass Education and Shanghai Wanrong Investment Management Co., Ltd. have entered into a 5-year lease agreement and a supplementary agreement with a lease term from January 1, 2018 to December 31, 2023 for the leased property located at Rooms 601A and 603B, 1198 Wanrong Road. The construction area of the Premises shall be changed to 350 square meters from January 1, 2020. The rent shall be RMB 28,743.75 per month in 2020 and RMB 31,043.25 per month from January 1, 2021 to December 31, 2023.

NetClass Education and Shanghai Wanrong Investment Management Co., Ltd. have entered into a 5-year lease agreement with a lease term from January 1, 2018 to December 31, 2019 for the leased property located at Room 603A, 1198 Wanrong Road. The construction area of 135.8 square meters is 135.8 square meters. The annual rent shall be RMB 133,830.9 per year (RMB 33,458 per quarter) from October 1, 2019 to December 31, 2019.

Intellectual Property

We rely on a combination of trademark, patent, and proprietary technology and contractual restrictions on disclosure to protect our intellectual property rights. We enter into relevant confidentiality agreements or provisions with our employees and certain customers and suppliers and rely on confidentiality agreements or provisions and other protections of our technical know-how to maintain our technical advantages in our products and design.

Protection of our intellectual property is a strategic priority for our business. We rely on a combination of patent, trademark, and trade secret laws, as well as confidentiality agreements to establish and protect our proprietary rights. We do not rely on third-party licenses of intellectual property for use in our business.

Patent

NetClass China has 3 Chinese patents and 1 USA patents issued and are to expire at various times from March 2035 through January 2039. As for our other products and the related manufacturing processes, since the technical information has been published and is in the public domain, we believe we can utilize such technical information without obtaining any patent license. We do not believe that we are violating the existing patent rights of any other party.

The following table briefly describes NetClass China’s registered patents, including their respective publication numbers, application filing date, issue date, expiration date, and title.

Number	Patent Name	Claimant	Patent Number	Issue Country	Filing Date	Pub. Date	Expiration Date
1	Digital education record mechanism based on blockchain token technology	NetClass China	201810415091.3	China	May 3, 2018	Aug 14, 2020	May 3, 2038
2	Digital education record management method Based on blockchain token technology	NetClass China	US10666425B2	USA	June 4, 2018	Nov 7, 2019	June 4, 2038
3	An Intelligent Teaching Platform For Electronic Commerce	NetClass China	201610605092.5	China	Jan 23, 2019	Mar 12,2019	Jan 23, 2049
4	Internet Atomic Word Touch Learning Machine	NetClass China	201510147131.7	China	Mar 31, 2015	Feb 1, 2017	Mar 31, 2035

*	Patent expiration dates are routinely subject to dispute in patent infringement actions. No assurance can be given that third parties infringing our patents will not dispute the expiration dates of our patents or that we will be successful in defending against such disputes.

Trademark

The following table sets forth a brief description of NetClass China and NetClass Education’s trademarks, including their respective publication numbers, application filing date, issue date, expiration date and title.

*	U.S. trademarks do not expire after a set period of time. Trademarks will persist so long as the owner continues to use the trademark. Once the United States Patent and Trademark Office (USPTO), grants a registered trademark, the owner must continue to use the trademark in ordinary commerce.

Number	Registrant	Trademark	Pub. Number	Filing Date	Issue Date	Expiration Date
1	NetClass China		12718822	2013-06-06	2014-10-21	2024-10-20
2	NetClass China		12718844	2013-06-06	2014-10-21	2024-10-20
3	NetClass China		8496223	2010-07-20	2011-08-14	2031-08-13
4	NetClass China		8496258	2010-07-20	2011-07-28	2031-07-27
5	NetClass China		16445491	2015-03-05	2016-05-28	2026-05-27
6	NetClass China		16445542	2015-03-05	2016-05-28	2026-05-27
7	NetClass China		16445550	2015-03-05	2016-09-28	2026-09-27
8	NetClass China		16609874	2015-03-31	2016-05-21	2026-05-20
9	NetClass China		16609931	2015-03-31	2016-05-21	2026-05-20
10	NetClass China		16629718	2015-04-02	2017-05-14	2027-05-13
11	NetClass China		16629585	2015-04-02	2017-05-14	2027-05-13
12	NetClass China		22365701	2016-12-22	2018-04-07	2028-04-06
13	NetClass China		19328367	2017-03-21	2017-04-21	2027-04-20
14	NetClass China		19209750	2017-06-07	2017-07-07	2027-07-06
15	NetClass China		22123040	2018-02-01	2018-02-14	2028-02-13
16	NetClass China		30123644	2018-04-09	2019-02-07	2029-02-06

Domain

NetClass China and NetClass Education have the right to use the following domain registration issued in the PRC.

Number	Domain Name	Claimant
1	Netclass.cn	NetClass China
2	Netclass.com.cn	NetClass China
3	Netclass.tech	NetClass China
4	Educhain.org.cn	NetClass China
5	Edc.org.cn	NetClass China
6	netban.cn	NetClass China
7	netban.com.cn	NetClass China
8	qianbei.org.cn	NetClass China
9	51pta.cn	NetClass China
10	shpeixun.org.cn	NetClass China
11	nbtest.org	NetClass China
12	wangpeishi.com	NetClass China
13	wangpeishi.org.cn	NetClass China
14	wangpeishi.cn	NetClass China
15	51offerpta.com	NetClass China
16	hkuniversity.cn	NetClass China
17	teacher365.cn	NetClass Education

Copyright

The following table sets forth a brief description of NetClass China and NetClass Education’s copyright in China, including their respective publication numbers, application filing date, issue date, expiration date and title.

Number	Copyright Name	Claimant	CopyrightNumber	Filing Date	Issue Date
1	NetClass Phone Internet Location Tracking Software V1.0	NetClass China	2018SR916474	2010-1-1	2011-9-28
2	NetClass Video Surveillance Facial Pattern Recognition Camera Software	NetClass China	2011SR070829	2010-1-29	2011-9-28
3	NetClass Wisdom classroom software V1.0	NetClass China	2013SR074112	2012-8-10	2013-7-26
4	WXT Micro School Online Learning Platform Software	NetClass China	2014SR153169	2014-5-28	2014-10-28
5	Smart classroom ring screen remote control software	NetClass China	2015SR057335	2014-10-20	2015-3-31
6	Open Teaching Digital Laboratory Software	NetClass China	2015SR063828	2014-9-14	2015-4-16
7	NetClass Micro-school mobile online learning platform software	NetClass China	2015SR151950	2015-1-18	2015-8-6
8	NetClass Smart Classroom Cloud Education Platform Software	NetClass China	2015SR162202	2015-3-25	2015-8-21
9	NetClass Show Education Software	NetClass China	2016SR208251	2016-4-25	2016-8-8
10	NetClass Palm Party School Learning Software	NetClass China	2016SR208205	2016-5-14	2016-8-8
11	NetClass Professional Evaluation Software	NetClass China	2016SR213579	2016-5-18	2016-8-11
12	NetClass Extracurricular Learning Software	NetClass China	2016SR214377	2016-4-18	2016-8-11
13	NetClass Worry-Free Teacher Learning Software	NetClass China	2016SR214381	2016-5-25	2016-8-11
14	NetClass Business Sales Settlement Management Software	NetClass China	2016SR213556	2016-1-20	2016-8-11
15	NetClass Ielts Free Travel Learning Software	NetClass China	2016SR215538	2016-4-11	2016-8-12
16	NetClass smart wristband Education Software	NetClass China	2017SR064206	2016-11-18	2017-3-2
17	NetClass smart wristband Education Software back end	NetClass China	2017SR064556	2016-11-24	2017-3-2

18	NetClass VR tourism display system	NetClass China	2017SR024956	2016-3-9	2017-1-24
19	Hotel Teaching VR Demonstration System	NetClass China	2017SR024954	2016-2-18	2017-1-24
20	Interior decoration VR display system	NetClass China	2017SR024730	2016-6-10	2017-1-24
21	Interior Design VR Teaching Management Platform	NetClass China	2017SR024740	2016-1-1	2017-1-24
22	VR virtual reality teaching management system	NetClass China	2017SR024798	2016-9-23	2017-1-24
23	Etiquette training software	NetClass China	2017SR065811	2017-02-01	2017-03-03
24	School Campus Management Office Automation System	NetClass China	2017SR111877	2017-02-13	2017-04-12
25	Mobile Internet Innovation Micro-Lesson Education Platform Software	NetClass China	2018SR161005	2017-10-25	2018-03-12
26	Exhibition resource cloud platform software	NetClass China	2018SR283142	2018-01-02	2018-04-25
27	Exhibition resource automatic import tool platform software	NetClass China	2018SR284377	2018-01-11	2018-04-26
28	New energy vehicle design teaching software	NetClass China	2018SR282176	2018-01-18	2018-04-25
29	New energy vehicle professional resource service platform	NetClass China	2018SR281909	2018-01-31	2018-04-25
30	Exhibition resource construction platform software	NetClass China	2018SR281803	2018-03-01	2018-04-25
31	Exhibition quality course construction platform software	NetClass China	2018SR282802	2018-02-13	2018-04-25
32	OA office management platform software	NetClass China	2018SR281566	2018-02-19	2018-04-25
33	Storage Virtualization Engine System	NetClass China	2018SR242508	2018-03-20	2018-04-11
34	Server virtualization software	NetClass China	2018SR242501	2018-03-23	2018-04-11
35	Computer Vulnerability Scanning System	NetClass China	2018SR242493	2018-03-28	2018-04-11
36	Exhibition resource automatic import tool platform software	NetClass China	2018SR284377	2018-01-11	2018-04-26
37	EDC education chain learning record software	NetClass China	2018SR607410	2018-07-17	2018-08-01
38	Exhibition teaching quality assurance software	NetClass China	2018SR281572	2018-02-22	2018-04-25
39	Functional home network control system	NetClass China	2019SR0077634	2019-01-11	2019-01-22
40	Smart home network control system	NetClass China	2019SR0681908	2019-04-12	2019-07-02
41	Intelligent Talent Evaluation System	NetClass China	2019SR0262392	2019-01-24	2019-03-19
42	AI intelligent knowledge sharing system	NetClass China	2019SR0262386	2019-01-18	2019-03-19
43	Netban Intelligent monitoring track analysis system	NetClass China	2019SR0579781	2018-12-11	2019-06-06
44	Netban Intelligent monitoring behavior analysis system	NetClass China	2019SR0583659	2019-02-20	2019-06-06
45	Netban Face Recognition Visitor Management System	NetClass China	2019SR0583543	2019-03-22	2019-06-06
46	Netban Intelligent security integrated management system	NetClass China	2019SR0586987	2019-01-16	2019-06-10
47	Artificial Intelligence Facial Feature Recognition System	NetClass China	2019SR0677465	2018-11-19	2019-07-02
48	Artificial Intelligence Maker Teaching System	NetClass China	2019SR0679381	2018-10-17	2019-07-02
49	Smart education service platform based on big data technology	NetClass China	2020SR1786228	2020-10-27	2020-12-10

50	Education Modernization Digital Campus Software	NetClass China	2020SR1771851	2020-10-27	2020-12-09
51	Integrated Management System for Training Institutions	NetClass China	2020SR1775452	2020-10-27	2020-12-09
52	Video interactive classroom teaching cloud platform software	NetClass China	2020SR1795347	2020-10-27	2020-12-11
53	High-quality resources to build and share cloud platform software	NetClass China	2020SR1786229	2020-10-27	2020-12-10
54	High-quality resource application collection system software	NetClass China	2020SR1795348	2020-10-27	2020-12-11
55	Intelligent Invigilation System	NetClass China	2020SR1775444	2020-10-27	2020-12-09
56	Intelligent course scheduling management software	NetClass China	2020SR1786230	2020-10-27	2020-12-10
57	Online trainer ability evaluation system	NetClass China	2021SR0264104	2020-12-01	2021-02-20
58	VR teaching management system V1.0	NetClass China	2022SR0256279	2021-12-01	2022-02-22
59	Epidemic Prevention Management Platform V1.0	NetClass China	2022SR0256243	2021-12-01	2022-02-22
60	Precision teaching system based on AI technology V1.0	NetClass China	2022SR0256280	2021-12-01	2022-02-22
61	Unified Identity Authentication Service System V1.0	NetClass China	2022SR0256276	2021-12-01	2022-02-22
62	Learner User Profile Visualization Representation System V1.0	NetClass China	2022SR0264552	2021-12-01	2022-02-23
63	Mobile event release and registration software	NetClass Education	2015SR070084	2014-10-18	2015-04-28
64	Interactive Questionnaire for Smarter Classroom	NetClass Education	2015SR072479	2014-10-18	2015-04-30
65	Online classroom teaching service system	NetClass Training	2021SR1269780	2021-06-18	2021-08-26
66	Blockchain-based learning record management system	NetClass Training	2021SR1269781	2021-06-18	2021-08-26
67	Online Internship Management System	NetClass Training	2021SR1269782	2021-06-18	2021-08-26

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We record a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In the past, we have been subject to legal proceedings, which have since been resolved. The inherent uncertainty of litigation exists and could produce adverse results in these and other matters. Except as contemplated below, there are no pending legal proceedings in which we are currently involved.

In a contract dispute legal proceeding, NetClass China was sued on September 28, 2021 in connection with an sales and purchase agreement between NetClass China and the plaintiff, pursuant to which NetClass China purchased products and software development services from the plaintiff. Plaintiff sued NetClass for payment in the amount of RMB 665,000 (approximately US$103,208).NetClass China believes the plaintiff’s claim is baseless. NetClass found that the products delivered on December 13, 2017 were defective and the software development services were not delivered. NetClass China also notified the plaintiff to terminate the agreement on March 9, 2018 and July 13, 2020. December 13, 2017, but failed to deliver the other software under the agreements. The trial of this case is to be held on May 27, 2022 in Shenzhen Nanshan District People’s Court. We do not believe the legal proceeding will have any material adverse effect on our operation.

CHINESE LAWS AND REGULATIONS

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments, and investments in securities outside of China.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special-purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. Under the supervision of SAFE, the qualified banks may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated Circular 16 to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than banks’ principal-secured products; (iii) granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises).

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, according to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities to seek offshore financing or make an offshore investment, using legitimate onshore or offshore assets or interests. An “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, establishing foreign-invested enterprises to obtain ownership, control rights, and management rights. SAFE Circular 37 provides that, before contributing to an SPV, PRC residents or entities must complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

We are aware that our PRC resident beneficial owners subject to these registration requirements have registered with the Beijing SAFE branch and/or qualified banks to reflect the recent changes to our corporate structure.

Regulations Relating to Dividend Distributions

According to the PRC Company Law and Foreign Investment Law, each of our PRC subsidiaries, as a foreign invested enterprise, or FIE, are required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, under the EIT Law, which became effective in January 2008, the maximum tax rate for the withholding tax imposed on dividend payments from PRC foreign invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate was reduced to 10% under the Implementing Regulations for the EIT Law issued by the State Council. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, such as tax rate of 5% in the case of Hong Kong companies that holds at least 25% of the equity interests in the foreign-invested enterprise, and certain requirements specified by PRC tax authorities are satisfied.

Regulations Relating to Overseas Listings

On December 24, 2021, the China Securities Regulatory Commission, or the CSRC, issued Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Administration Provisions”), and the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Measures”), which are now open for public comments.

The Administration Provisions and Measures for overseas listings lay out specific requirements for filing documents and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation. Domestic companies seeking to list abroad must carry out relevant security screening procedures if their businesses involve such supervision. Companies endangering national security are among those off-limits for overseas listings.

According to Relevant Officials of the CSRC Answered Reporter Questions (“CSRC Answers”), after the Administration Provisions and Measures are implemented upon completion of public consultation and due legislative procedures, the CSRC will formulate and issue guidance for filing procedures to further specify the details of filing administration and ensure that market entities could refer to clear guidelines for filing, which means it will still take time to put the Administration Provisions and Measures into effect. As the Administration Provisions and Measures have not yet come into effect, the Company is currently unaffected by them.

However, according to CSRC Answers, only new initial public offerings and refinancing by existing overseas listed Chinese companies will be required to go through the filing process; other existing overseas listed companies will be allowed a sufficient transition period to complete their filing procedure, which means the Company will certainly go through the filing process in the future, perhaps because of refinancing, or after being given a sufficient transition period to complete the filing procedure as an existing overseas listed Chinese company.

In August 2006, six PRC regulatory authorities, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, amended in June 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require that an Overseas SPV formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such Overseas SPV’s securities on an overseas stock exchange.

Our PRC legal counsel, Grandall Law Firm, has advised us that, based on its understanding of the current PRC laws and regulations, our corporate structure and arrangements are not subject to the M&A Rules. However, our PRC legal counsel, Grandall Law Firm, has further advised us that there are substantial uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

Regulations on Dividend Distribution

Under our current corporate structure, NetClass may rely on dividend payments from NetClass Education, NetClass Management, NetClass Training and NetClass HR, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing the distribution of dividends of foreign-invested enterprises include Foreign Investment Law of the People’s Republic of China and the Company Law of the People’s Republic of China. Under these laws, wholly foreign-owned enterprises in China may freely make remittance inward and outward in RMB or foreign exchange of capital contribution, profits, capital yield, income from asset disposal, intellectual property licensing fees, indemnity obtained according to law or income from compensation and liquidation. In addition, wholly foreign-owned enterprises in China must allocate at least 10% of their respective accumulated profits each year as statutory reserve fund, if any, to fund the reserve fund until the statutory reserves fund has reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to optional reserve funds. After making up the losses and allocating reserve funds, the remaining after tax profits of wholly foreign-owned enterprises may be distributed to the shareholders.

Regulations Relating to Employment

The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. In the event that an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. Failure to make adequate contributions to various employee benefit plans may be subject to fines and other administrative sanctions.

Currently, we are making contributions to the plans based on the minimum standards although the PRC laws required such contributions to be based on the actual employee salaries up to a maximum amount specified by the local government. Therefore, in our consolidated financial statements, we have made an estimate and accrued a provision in relation to the potential make-up of our contributions for these plans as well as to pay late contribution fees and fines. If we are subject to late contribution fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. See “Risk Factors — Risks Related to Doing Business in China — Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

Regulations Related to Foreign Investment

The establishment, operation, and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2018, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the PRC Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020. They replaced three previous major laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment. “Pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments. “Negative list” means the special administrative measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalog of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields, and regions in which foreign investors are encouraged and guided to invest.

Investment activities in the PRC by foreign investors were principally governed by the Catalogue for the Guidance of Foreign Investment Industries, or the Catalogue, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. Industries listed in the Catalogue were divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue were generally deemed as constituting a fourth “permitted” category. The Catalog was replaced by the Special Administrative Measures for Access of Foreign Investment (Negative List) and the Catalogue of Industries for Encouraging Foreign Investment in 2018 and 2019, respectively. On December 27, 2021, the NDRC and MOFCOM issued the latest Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition) (the “Negative List 2021”), which came into effect on January 1, 2022. The Negative List 2021 sets out the areas where foreign investment is prohibited and the areas where foreign investment is allowed only on certain conditions. Foreign investment in areas not listed in the Negative List 2021 is treated equally with domestic investment and the relevant provisions of the Negative List for Market Access shall apply to domestic and foreign investors on a unified basis. Moreover, according to Negative List 2021, PRC entities which engage in any field forbidden by the Negative List 2021 for access of foreign investment shall be approved by competent PRC authorities when they seek listing offshore, and foreign investors shall not participate in operation and management and their shareholding ration shall be in compliance with PRC laws.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the State Administration for Market Regulation (“SAMR”) or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc. However, the relevant competent government departments shall not grant the license or permit enterprise registration if the foreign investor intends to invest in the industries or fields as specified in the negative list without satisfying the relevant requirements. In the event that a foreign investor invests in a prohibited field or industry as specified in the negative list, the relevant competent government department shall order the foreign investor to stop the investment activities, dispose of the shares or assets or take other necessary measures within a specified time limit, and restore to the status before the occurrence of the investment described above. The illegal gains, if any, shall be confiscated. In the event that the investment activities of a foreign investor violate the special administration measures for access restrictions on foreign investments as stipulated in the negative list, the relevant competent government department shall order the investor to make corrections within the specified time limit and take necessary measures to meet the relevant requirements. In the event that the foreign investor fails to make corrections within the specified time limit, the provisions above regarding the circumstance that a foreign investor invests in the prohibited field or industry shall apply.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system shall be established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner. In addition, the MOFCOM shall set up a foreign investment information reporting system to receive and handle the investment information and inter-departmentally shared information forwarded by the administration for market regulation in a timely manner. The foreign investors or foreign-invested enterprises shall report the investment information by submitting reports including initial reports, change reports, deregistration reports and annual reports.

Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established according to the previous laws regulating foreign investment prior to the implementation of the Foreign Investment Law may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law. The Implementing Rules further clarify that such foreign-invested enterprises established prior to the implementation of the Foreign Investment Law may either adjust their organizational forms or organizational structures pursuant to the Company Law or the Partnership Law or maintain their current structure and corporate governance within five years upon the implementation of the Foreign Investment Law. Since January 1, 2025, if a foreign-invested enterprise fails to adjust its organizational form or structure according to applicable laws and go through the applicable registrations, the relevant administration for market regulation shall not handle other registrations for changes and shall publicize the relevant circumstances. However, after the organizational forms or structures have been adjusted, the original parties to the Sino-foreign equity or cooperative joint ventures may continue to process matters such as equity interest transfer, income distribution, or surplus assets as agreed in the relevant contracts.

In addition, the Foreign Investment Law and the Implementing Rules also specify other protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited, etc.

Regulations Relating to Intellectual Property

China has adopted comprehensive legislation governing intellectual property rights, including copyrights, trademarks, patents and domain names. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the World Trade Organization in December 2001.

Copyright

On September 7, 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, or the Copyright Law, effective on June 1, 1991 and amended on October 27, 2001, February 26, 2010, and November 11, 2020, respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Center of China.

Under the Regulations on the Protection of the Right to Network Dissemination of Information that took effect on July 1, 2006 and was amended on January 30, 2013, it is further provided that an Internet information service provider may be held liable under various situations, including that if it knows or should reasonably have known a copyright infringement through the Internet and the service provider fails to take measures to remove or block or disconnect links to the relevant content, or, although not aware of the infringement, the Internet information service provider fails to take such measures upon receipt of the copyright holder’s notice of such infringement.

In order to further implement the Regulations on Computer Software Protection, promulgated by the State Council on December 20, 2001 and amended on January 8, 2011 and January 30, 2013, respectively, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the People’s Republic of China promulgated by the SCNPC on August 23, 1982, and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, respectively, the Trademark Office of the SAIC is responsible for the registration and administration of trademarks in China. The SAIC under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. On April 29, 2014, the State Council issued the revised the Implementing Regulations of the Trademark Law of the People’s Republic of China, which specified the requirements of applying for trademark registration and renewal.

Patent

According to the Patent Law of the People’s Republic of China, or the Patent Law, promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008, and October 17, 2020, respectively, and the Implementation Rules of the Patent Law of the People’s Republic of China, or the Implementation Rules of the Patent Law, promulgated by the State Council on June 15, 2001 and revised on December 28, 2002 and January 9, 2010, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide. The patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions,” “utility models,” and “designs.” Invention patents are valid for twenty years, while utility model patents and design patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first-come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness, and practical applicability to be patentable. Third Parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain Names

On May 28, 2012, the China Internet Network Information Center, or the CNNIC, issued the Implementing Rules for Domain Name Registration which took effect on May 29, 2012, setting forth the detailed rules for registration of domain names. On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, or the Domain Name Measures, which became effective on November 1, 2017. The Domain Name Measures regulate the registration of domain names, such as China’s national top-level domain name “.CN”. The CNNIC issued the Measures of the China Internet Network Information Center for the Resolution of Country Code Top-Level Domain Name Disputes on September 9, 2014, which took effect on November 21, 2014, pursuant to which domain name disputes shall be accepted and resolved by the dispute resolution service providers as accredited by the CNNIC.

Regulations Relating to Offshore Special Purpose Companies Held by PRC Residents

SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents on May 10, 2013, which became effective on May 13, 2013 and which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

SAFE promulgated Notice on Issues Relating to Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, on July 4, 2014, that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and term of operation), capital increase or capital reduction, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purposes Vehicles.

SAFE further enacted the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

On January 26, 2017, SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements and provide board resolutions, contracts, and other proof when completing the registration procedures in connection with an outbound investment.

Regulations Relating to Taxation

Income Tax

According to the Enterprise Income Tax Law of the People’s Republic of China, or the EIT Law, which was promulgated on March 16, 2007, became effective as from January 1, 2008, and amended on February 24, 2017, and December 29, 2018, an enterprise established outside the PRC with de facto management bodies within the PRC is considered as a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Law of the People’s Republic of China, or the Implementing Rules of the EIT Law, defines a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-PRC resident enterprises without any branches in the PRC pay an enterprise income tax in connection with their income originating from the PRC at the tax rate of 10%.

On February 3, 2015, the PRC State Administration of Taxation, or the SAT, issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7. The SAT Circular 7 repeals certain provisions in the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Non-Resident Enterprises, or the SAT Circular 698, issued by SAT on December 10, 2009 and the Announcement on Several Issues Relating to the Administration of Income Tax on Non-resident Enterprises issued by SAT on March 28, 2011 and clarifies certain provisions in the SAT Circular 698. The SAT Circular 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities’ scrutiny on, indirect transfers by a non-resident enterprise of assets (including assets of organizations and premises in PRC, immovable property in the PRC, equity investments in PRC resident enterprises), or the PRC Taxable Assets. For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, the SAT Circular 7 allows the Chinese tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% rate of PRC enterprise income tax on the non-resident enterprise. The SAT Circular 7 lists several factors to be considered by tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, the overall arrangements in relation to an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Assets; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or during the one year period before the indirect transfer, 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under the SAT Circular 7 will not be subject to PRC tax under the SAT Circular 7. The safe harbors include qualified group restructurings, public market trades, and exemptions under tax treaties or arrangements.

On October 17, 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which took effect on December 1, 2017. According to the SAT Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income shall mean the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings such as undistributed profits etc., of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

Under the SAT Circular 7 and the Law of the People’s Republic of China on the Administration of Tax Collection promulgated by the SCNPC on September 4, 1992 and newly amended on April 24, 2015, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor shall act as withholding agents. In the event that they fail to make a withholding or withhold the full amount of tax payable, the transferor of equity shall declare and pay tax to the relevant tax authorities within seven days from the occurrence of tax payment obligation. The withholding agent does not make the withholding, and the transferor of the equity does not pay the tax payable amount. The tax authority may impose late payment interest on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of ranging from 50% to 300% of the unpaid tax on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with the SAT Circular 7.

Withholding Tax on Dividend Distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced income of non-PRC resident enterprises which have no establishment or place of business in the PRC, or if established, the relevant dividends or other China-sourced income are in fact not associated with such establishment or place of business in the PRC. However, the Implementing Rules of the EIT Law which reduced the rate from 20% to 10%, became effective from January 1, 2008. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, for example, pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends that the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the tax authority in charge.

Based on the Notice on Relevant Issues Relating to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, at their discretion, that a company benefits from such reduced income tax rate due to a structure or an arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement of the State Administration of Taxation on Issues Concerning “Beneficial Owners” in Tax Treaties, which was promulgated on February 3, 2018 and came into effect on April 1, 2018. If the company’s activities do not constitute substantive business activities, it will be analyzed according to the actual situation of the specific case, which may not be conducive to the determination of its “beneficiary owner” capacity, and thus may not enjoy the concessions under the Double Tax Avoidance Arrangement.

Value-Added Tax

Pursuant to the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the State Council on December 13, 1993, and amended on November 10, 2008, February 6, 2016, and November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the People’s Republic of China, which the MOF promulgated on December 25, 1993, and amended on December 15, 2008, and October 28, 2011, entities or individuals engaging in the sale of goods, provision of processing services, repairs and replacement services or import of goods within the territory of the PRC shall pay value-added tax or the VAT. Unless provided otherwise, the rate of VAT is 17% on sales and 6% on the services. On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or the Circular 32, according to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

Since January 1, 2012, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nation-wide application in 2013. According to the Implementation Rules for the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax released by the MOF and the SAT on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. The Notice on Comprehensively Promoting the Pilot Plan of the Conversion of Business Tax to Value-Added Tax, which was promulgated on March 23, 2016, became effective on May 1, 2016 and amended on July 11, 2017, sets out that VAT in lieu of business tax be collected in all regions and industries.

On March 20, 2019, MOF, SAT and GAC jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which became effective on April 1, 2019 and provides that (i) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) with respect to purchase of agricultural products originally subject to tax rate of 10%, such tax rate shall be adjusted to 9%; (iii) with respect to purchase of agricultural products for the purpose of production or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the tax rate of 10%; (iv) with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%.

Regulations Relating to Overseas Listing and M&A Rules

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC. Our PRC legal counsel, Grandall Law Firm, has advised us based on their understanding of the current PRC laws, regulations and rules, the CSRC’s approval may not be required for the listing and trading of our ordinary shares on the Nasdaq in the context of this offering.

However, our PRC legal counsel, Grandall Law Firm, has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules, and our PRC legal counsel, Grandall Law Firm, cannot exclude the possibility that the CSRC or other relevant government authorities might, from time to time, further clarify or interpret the M&A Rules in writing or orally and require their approvals to be obtained for the offering. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel, Grandall Law Firm, does. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval for this offering. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ordinary shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ordinary shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements.

The M&A Rules and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011, and which became effective 30 days thereafter, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM on August 25, 2011, and which became effective on September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

MANAGEMENT

Executive Officers and Directors

Assuming that we obtain the required shareholder approval, we will hire a Chief Financial Officer, Director and three independent directors prior to the completion of this offering. The following table provides information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position(s)
Jainbiao Dai	55	Chief Executive Officer, Chairman of the Board and Director
Yuxing Chen	42	Chief Financial Officer
Lina Chen	43	Director
(1)(2)(3)*		Independent Director Nominee, Chair of Nominating Committee
(1)(2)(3)*		Independent Director Nominee, Chair of Audit Committee
(1)(2)(3)*		Independent Director Nominee, Chair of Compensation Committee

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

*	The individual shall be appointed and consents to be in such position upon Company’s listing on the Nasdaq Capital Market.

Jianbiao Dai, Chief Executive Officer, Chairman of the Board and Director

Dr. Jian biao Dai has more than 15 years’ experience in the education industry and more than 20 years’ experience of management in the ICT industry. Dr. Jianbiao Dai has been thechief executive officer and chairman of the board of directors of NetClass China since January 7, 2022. Dr. Jianbiao Dai has served as the chairman and chief executive officer of NetClass China since May 2015. He has been responsible for supervising business operation, preparing for OTC listing process in China and developing of smart education, IT solutions and courseware. Dr. Jianbiao Dai has been the Chairman of Shanghai IT Entrepreneur Association since 2014. He was elected the chairman of Shanghai Informatization Youth Talent Association from 2008 to 2012. Dr. Jianbiao Dai graduated from the Physics Department of Shanghai Jiaotong University in 1987 with a Bachelor of Science in Applied Physics, and he obtained the Doctor of Philosophy (“PhD”) degree of Electronic Engineering and Applied Science from the University of New Orleans in 2000. Dr. Jianbiao Dai has served as an assistant professor and research scientist of the University of New Orleans from 2000 to 2001, during which he was responsible for of Electronic Engineering and Applied Science research and teaching.

Yuxing Chen , Chief Financial Officer

Mr. Yuxing Chen has been the Chief Financial Officer of NetClass China since June 2022 and he has been responsible for financial reporting, internal control and budget planning. From August 2020 to March 2022, Mr. Yuxing Chen has served as the CFO of Shanghai TianKun e-Business Co., Ltd., during which he was responsible for financial reporting, internal control and budget planning. From April 2018 to August 2020, Mr. Yuxing Chen has served as the senior financial manager of Nantong Aisida Intelligent Technology Co., Ltd., during which he was responsible for annual reporting, financing management and internal control. From June 2012 to March 2018, Mr. Yuxing Chen has been worked as the financial manager of Shanghai Yunlu Catering Management Co., Ltd., during which he was responsible for internal control, managing public relations, advising marketing strategies. Mr. Yuxing Chen graduated from Shanghai University of Finance and Economics with a Bachelor’s in Accounting in 2003 and a Master of Business Administration (“MBA”) degree in 2012.

Lina Chen, Director

Ms. Lina Chen has been a director and served as vice president of NetClass China since June 2022. From 2015 to 2020, Ms. Lina Chen has served as the vice president of Shanghai NetClass Information Technology Co., Ltd and became an executive officer in January 2021. She has been responsible for managing business operation, sales and marketing for smart education, IT solutions and courseware. Ms. Lina Chen served as the general manager of Shanghai Lvheng Material Utilization Co., Ltd. from June 2004 to December 2007, during which she was responsible for managing business operation and promoting reducing waste, reusing and recycling resources and products. And from October 2002 to June 2004, Ms. Lina Chen worked as the marketing manager of Shanghai Seiko Electronics Co., Ltd, during which she was responsible for building computer information, cybersecurity, all-access system Ms. Lina Chen is the member of China Vocational Education Association, and is the director of Shanghai Informatization Youth Talent Association. She obtained a three-year college degree in Sales and Marketing from Shenyang University in 2006 and a Bachelor’s in Business Administration from PLA Nanjing Political College in 2012.

[], Independent Director Nominee and Chair of Nominating Committee

[], Independent Director Nominee and Chair of Audit Committee

[], Independent Director Nominee and Chair of Compensation Committee

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors and Board Committees

We expect our board of directors to consist of five directors, three of whom will be independent as such term is defined by the Nasdaq Capital Market. We have determined that [], []and [] satisfy the “independence” requirements under Nasdaq Rule 5605. We expect that all current directors will continue to serve after this offering.

The directors will be up for re-election at our annual general meeting of shareholders.

A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.

Board Committees

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating committee, and adopted a charter for each of the three committees, effective upon the Company’s listing on the Nasdaq Capital Market. Copies of our committee charters will be posted on our corporate investor relations website prior to our listing on the Nasdaq Capital Market.

Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of [], []and [] upon the effectiveness of their appointments. Jing Chen will be the chair of our audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of [], []and [] upon the effectiveness of their appointments. [] will be the chair of our compensation committee. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee. Our nominating committee will consist of [], [] and [] upon the effectiveness of their appointments. [] will be the chair of our nominating committee. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You may refer to “Description of Share Capital and Governing Documents — Differences in Corporate Law” on page 102 for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated.

Our officers are elected by and serve at the discretion of the board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics applicable to all of our directors, officers, and employees. We will make our code of business conduct and ethics publicly available on our website prior to the initial closing of this offering.

Foreign Private Issuer Exemption

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a U.S. domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, which permit us to follow certain corporate governance rules that conform to the Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules applicable to U.S. companies. As a result, our corporate governance practices may differ from those you might otherwise expect from a U.S. company listed on Nasdaq.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended September 30, 2021 and 2020, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (US$)
Jianbiao Dai	2021	$19,160	-	-	-	-	-	-	$19,160
CEO	2020	$12,315	-	-	-	-	-	-	$12,315
Yuxing Chen	2021	$0	-	-	-	-	-	-	$0
CFO	2020	$0	-	-	-	-	-	-	$0
Lina Chen	2021	$30,594	-	-	-	-	-	-	$30,594
Director	2020	$20,454	-	-	-	-	-	-	$20,454

Agreements with Named Executive Officers

On June 1, 2021, NetClass China entered into an employment agreement with our Chief Executive Officer, Jianbiao Dai, for a term of 6 years from June 1, 2021 to May, 2027. Mr. Dai is entitled to an annual base salary of RMB96,000. The termination of this agreement is subject to PRC Labor Law and PRC Labor Contract Law. Mr. Dai agreed to keep confidential information during and after employment. He is obligated not to disclose confidential information without written consent of NetClass China.

On June 1, 2022, NetClass China entered into an employment agreement with our Chief Financial Officer, Mr. Yuxing Chen, for a term of three years. Mr. Chen is entitled to an annual base salary of RMB60,000. The termination of both agreements is subject to PRC Labor Law and PRC Labor Contract Law.

On June 1, 2022, NetClass entered into an employment agreement with our director and vice president, Lina Chen, for a term of three years. Ms. Lina Chen is entitled to an annual base salary of RMB180,000. The termination of both agreements is subject to PRC Labor Law and PRC Labor Contract Law.

Compensation of Directors

For the fiscal years ended September 30, 2021 and 2020, we did not compensate our directors for their services other than to reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the Board of Directors.

Upon completion of this offering, we plan to pay each of our director and independent director nominees [], [],[]and []an annual compensation of US$[]. We have entered into director offer letters with each of our independent director nominees in [][]. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity.

PRINCIPAL SHAREHOLDERS

Assuming that we obtain the required shareholder approval, we will adopt our post-offering memorandum and articles of association which will become effective and replace our current articles of association in its entirely immediately prior to the completion of this offering. The following table is based on the assumption that the post-offering memorandum and articles of association are effective and the recapitalization (as described in “Description of Share Capital”) is completed, and it sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary share as of the date of this prospectus, and as adjusted to reflect the sale of the ordinary share offered in this offering for

●	each of our directors and executive officers who beneficially owns our ordinary share; and

●	each person known to us to own beneficially more than 5% of our ordinary share.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 15,000,000 ordinary shares and issued and outstanding after completion of the recapitalization (as described in “Description of Share Capital”) immediately prior to the effectiveness of the registration statement of which this prospectus is a part and (ii) ordinary share underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering includes (i) ordinary share outstanding immediately after the completion of this offering and (ii) ordinary share underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus, but excludes any shares issuable upon the exercise of the over-allotment option.

As of the date of the prospectus, we have three shareholders of record, who are not located in the United States.

Executive Officers and Directors	Amount of Beneficial Ownership of Class A Ordinary Shares(1)	Pre- Offering Percentage Ownership of Class A Ordinary Shares(2)	Post- Offering Percentage Ownership of Class A Ordinary Shares(2)(3)	Amount of Beneficial Ownership of Class B Ordinary Shares Pre- and Post- Offering	Percentage Ownership of Class B Ordinary Shares	Pre-Offering Combined Voting Power of Class A and Class B Ordinary Shares(2)		Post- Offering Combined Voting Power of Class A and Class B Ordinary Shares(2)(3)
Directors and Named Executive Officers:				-
Jianbiao Dai	-	-	-	2,000,000	100%		%	-
	-	-	-	-	-			-
	-	-	-	-	-			-
	-	-	-	-	-			-
(6)
(6)
(6)	-	-	-	-	-			-
		-	-	-	-	-		-
All executive officers and directors as a group (6 persons)	-	-	-	2,000,000	100			-

5% or Greater Stockholders
Dragonsoft Holding Limited	7,109,500	-	60.73%	2,000,000	100%		%		%
through Lang Wide Investment INC	5,710,500	-	38.07%	-	%		%		%

Executive Officers and Directors	Amount of Beneficial Ownership of Class A Ordinary Shares(1)	Pre- Offering Percentage Ownership of Class A Ordinary Shares(2)	Post- Offering Percentage Ownership of Class A Ordinary Shares(2)(3)	Amount of Beneficial Ownership of Class B Ordinary Shares Pre- and Post- Offering	Percentage Ownership of Class B Ordinary Shares	Pre-Offering Combined Voting Power of Class A and Class B Ordinary Shares(2)		Post- Offering Combined Voting Power of Class A and Class B Ordinary Shares(2)(3)
Directors and Named Executive Officers:				-
Jianbiao Dai	-	-	-	2,000,000	100%		%	-
	-	-	-	-	-			-
	-	-	-	-	-			-
	-	-	-	-	-			-
	-	-	-	-	-			-
		-	-	-	-	-		-
All executive officers and directors as a group (6 persons)	-	-	-	2,000,000	100			-

5% or Greater Stockholders
Dragonsoft Holding Limited(4)	7,109,500	60.73		2,000,000	100%		%		%
Lang Wide Investment INC (5)	5,710,500	38.07		-	%		%		%

(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Class A ordinary shares and Class B ordinary shares. All shares represent only Class A ordinary Shares and Class B ordinary shares held by shareholders as no options are issued or outstanding.
(2) Calculation based on 15,000,000 ordinary shares ordinary shares issued and outstanding after completion of the recapitalization (as described in “Description of Share Capital”). Holders of Class A ordinary share are entitled to one (1) vote per share. Holders of Class B Ordinary Shares are entitled to fifteen(15) votes per share. Assuming [] Class A ordinary shares are issued in this offering, not including [] Class A ordinary shares underlying the Underwriter’s Over-Allotment Option and [] Class A ordinary shares underlying the Underwriter Warrants.
(3) Jianbiao Dai is deemed to beneficially own 2,000,000 Class B ordinary shares through Dragonsoft Holding Limited, a British Virgin Islands business company holding 2,000,000 shares of our Class B ordinary Shares. Jianbiao Dai has the sole voting and dispositive power of all the shares held by Dragonsoft Holding Limited.
(4) Sze Kok is deemed to beneficially own 5,710,500 Class A ordinary shares through Lang Wide Investment INC, a British Virgin Islands business company holding 5,710,500 shares of our Class A ordinary shares. Sze Kok has the sole voting and dispositive power of all the shares held by Lang Wide Investment INC.
(5) The individual is a director nominee and consents to be a director upon the Company’s listing on the Nasdaq Capital Market.

RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since incorporation, to which we have been a participant, in which the amount involved in the transaction is material to our company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1)	Nature of relationships with related parties

Name of Related Party	Relationship to the Company
Jianbiao Dai	Chief Executive Officer (“CEO”); Chairman of the Company
Shanghai Youfu Network Co., Ltd.	Shareholder of the Company
Shanghai Longruan Electronics Group Co., Ltd	Jianbiao Dai serves as legal representative and holds 80% of the shares;
Shanghai Longruan Business Consulting Service Co., Ltd	Jianbiao Dai serves as legal representative
Shanghai Yiyun Information Service Co., Ltd	Jianbiao Dai served as a supervisor and hold 60% of the shares
Shanghai Chuangbo Enterprise Development Co., Ltd	A director of the Company serving as a corporate supervisory role

2)	Significant Related party transactions

	For the years ended September 30,
	2021	2020
Sales to related party
Shanghai Youfu Network Co., Ltd.	$218,035	$-

Purchases from related parties

	For the years ended September 30,
	2021	2020
Shanghai Chuangbo Enterprise Development Co., Ltd.	$22,040	$-
Shanghai Longruan Business Consulting Service Co., Ltd.	-	21,405
Shanghai Yiyun Information Service Co., Ltd.	-	21,405
Total	$22,040	$42,810

Cash received from related parties

	For the years ended September 30,
	2021	2020
Shanghai Longruan Electronics Group Co., Ltd.	$61,480	$-
Shanghai Yiyun Information Service Co., Ltd.	6,148	12,843
Shanghai Chuangbo Enterprise Development Co., Ltd.		51,372
Total	$67,628	$64,215

Cash payment to related parties

	For the years ended September 30,
	2021	2020
Shanghai Yiyun Information Service Co., Ltd.	-	18,551
Shanghai Chuangbo Enterprise Development Co., Ltd.	-	51,372
Total	$-	$69,923

(3)	Due from related parties

Net outstanding balances with related parties consisted of the following as of September 30, 2021 and 2020:

	As of September 30,
	2021	2020
Due from related party
Shanghai Longruan Electronics Group Co., Ltd	$-	$58,920
Shanghai Yiyun Information Service Co., Ltd	-	5,892
Shanghai Longruan Business Consulting Service Co., Ltd	-	2,210
Total	$-	$67,022

(4)	Due to related parties

	As of September 30,
	2021	2020
Due to related parties
Shanghai Chuangbo Enterprise Development Co., Ltd	$310	$-
Jianbiao Dai	688	3,403
Total	$998	$3,403

DESCRIPTION OF SHARE CAPITAL

A copy of our post-offering amended and restated memorandum and articles of association is filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”). Assuming that we obtain the required shareholder approval, we will adopt our post-offering memorandum and articles of association which will become effective and replace our current memorandum and articles of association in its entirely immediately prior to the completion of this offering.

We were incorporated as an exempted company with limited liability under the laws of the Cayman Islands on January 4, 2022. Our affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Act, and the common law of the Cayman Islands. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

Class A Ordinary Share and Class B Ordinary Share

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 50,000 shares with par value of US$1.00 each. As of the date of this prospectus, 5,000,000 ordinary shares are issued and outstanding. All of our issued and outstanding ordinary share are fully paid and non-assessable.

Immediately prior to the completion of this offering, our authorized share capital will be changed intoUS$50,000 divided into 200,000,000 shares comprising of, 190,000,000 Class A ordinary shares with par value of US$0.00025 each and 10,000,000 Class B ordinary shares with par value of US$0.00025 each of such class or classes (however designated) as the board of directors may determine in accordance with our post-offering memorandum and articles of association. Immediately prior to the completion of this offering, all of our issued and outstanding ordinary shares held by [Dragonsoft Holding Limited] will be converted into, and/or re-designated and re-classified as, [Class B ordinary shares] on a one-for-one basis.

Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share (the Converting Class B Shareholder) delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by redeeming the relevant Class B Ordinary Shares and in consideration therefor issuing fully-paid Class A Ordinary Shares in equal number to the Converting Class B Shareholder. Such conversion shall become effective forthwith upon entries being made in the Register of Members to record the conversion of the relevant Class B Ordinary Shares as Class A Ordinary Shares. There is no transfer restriction on our Class B ordinary shares.

At the completion of this offering assuming no exercise of the underwriters’ over-allotment option, there will be [] Class A ordinary share and [] Class B ordinary shares issued and outstanding. Shares sold in this offering will be delivered against payment from the underwriters upon the closing of the offering in New York, New York, on or about [], 2022.

Dividends

Subject to the provisions of the Cayman Islands Companies Act and any rights attaching to any class or classes of shares under and in accordance with the Articles:

(a)	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

(b)	the Company’s shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the Cayman Islands Companies Act requirements regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company.  At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one (1) vote for each Class A Ordinary Share and fifteen (15) votes for each Class B Ordinary Share which such shareholder holds. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or by one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10 percent of the paid up voting share capital of the Company.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting, while a special resolution requires the affirmative vote of a majority of not less than two-thirds of the votes attached to the ordinary shares cast by those shareholders who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Cayman Islands Companies Act and our M&A. A special resolution will be required for important matters such as a change of name or making changes to our M&A.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Alteration of Share Capital

Subject to the Cayman Islands Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination;

(d)	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Islands Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital in any way.

Calls on Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of 10 percent per annum. The directors may, at their discretion, waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a shareholder; and

(b)	whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the company.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any call the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeit, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is a director or secretary of us and that the particular shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the shares.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Islands Companies Act.

Redemption and Purchase of Own Shares

Subject to the Cayman Islands Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by our directors:

(a)	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner its directors determine before the issue of those shares;

(b)	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Islands Companies Act, including out of any combination of our profits, share premium account, or the proceeds of a fresh issue of shares, and if so authorized by the M&A, out of capital.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Provided that a transfer of ordinary share complies with applicable rules of the Nasdaq, a shareholder may transfer ordinary share to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors, executed:

(a)	where the ordinary share are fully paid, by or on behalf of that shareholder; and

(b)	where the ordinary share are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an ordinary share until the name of the transferee is entered into the register of members of the Company.

Where the ordinary share in question are not listed on or subject to the rules of Nasdaq, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such ordinary share unless:

(a)	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary share to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of ordinary share;

(c)	the instrument of transfer is properly stamped, if required;

(d)	the ordinary share transferred is fully paid and free of any lien in favor of us;

(e)	any fee related to the transfer has been paid to us; and

(f)	the transfer is not to more than four joint holders.

If our directors refuse to register a transfer, they are required, within one month after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 calendar days in any year.

Inspection of Books and Records

Holders of our ordinary share will have no general right under the Cayman Islands Companies Act to inspect or obtain copies of our register of members or our corporate records.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Islands Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. In the event that the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 14 days’ notice of an extraordinary general meeting and 21 days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting, and that business’s general nature. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Cayman Islands Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for seven days or more, notice of the adjourned meeting shall be given in accordance with the articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than 10 percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the Articles, we are required to have a minimum of one director and the maximum number of Directors shall be unlimited.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if one is held. At any annual general meeting held, our directors will be elected by an ordinary resolution of our shareholders. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

A director may be removed by ordinary resolution.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

(a)	he is prohibited by the law of the Cayman Islands from acting as a director;

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally;

(c)	he resigns his office by notice to us;

(d)	he only held office as a director for a fixed term and such term expires;

(e)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

(f)	he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

(g)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)	without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of the Nasdaq corporate governance rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of the Nasdaq corporate governance rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Cayman Islands Companies Act and our M&A, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our M&A. However, to the extent allowed by the Cayman Islands Companies Act, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the initial closing of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise then by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)	the giving of any security, guarantee or indemnity in respect of:

(i)	money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

(ii)	a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)	where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c)	any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one percent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;

(d)	any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e)	any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Cayman Islands Companies Act) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

Capitalization of Profits

The directors may resolve to capitalize:

(a)	any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Islands Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Register of Members

Under the Cayman Islands Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our shareholders, a statement of the shares held by each shareholder, and of the amount paid or agreed to be considered as paid, on the shares of each shareholder;

●	the date on which the name of any person was entered on the register as a shareholder; and

●	the date on which any person ceased to be a shareholder.

Under the Cayman Islands Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Cayman Islands Companies Act to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Cayman Islands Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent English statutory enactments, and accordingly there are significant differences between the Cayman Islands Companies Act and the current Companies Act of England and Wales. In addition, the Cayman Islands Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Islands Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States and their shareholders.

Mergers and Similar Arrangements

The Cayman Islands Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman Islands subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation; provided that the dissenting shareholder complies strictly with the procedures set out in the Cayman Islands Companies Act. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Cayman Islands Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

(a)	the statutory provisions as to the required majority vote have been met;

(b)	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

(c)	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

(d)	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Islands Companies Act.

The Cayman Islands Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer that has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

(a)	a company acts or proposes to act illegally or ultra vires;

(b)	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

(c)	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association that [we shall indemnify our directors and officers, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.]

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in Our Post-Offering Memorandum and Articles of Association

Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders.

Under the Cayman Islands Companies Act, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Islands Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles provide that general meetings shall be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. In the event that the directors do not convene such meeting for a date not later than twenty-one clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of twenty-one clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. Our articles provide no other right to put any proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings. However, our corporate governance guidelines require us to call such meetings every year.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association (which include the removal of a director by ordinary resolution), the office of a director may be terminated forthwith if (a) he is prohibited by the laws of the Cayman Islands from acting as a director, (b) he is made bankrupt or makes an arrangement or composition with his creditors generally, (c) he resigns his office by notice to us, (d) he only held office as a director for a fixed term and such term expires, (e) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director, (f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director), (g) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, or (h) without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that its shareholders approve, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction, resulting in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

There is no comparable statute under Cayman Islands law. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of our company are required to comply with fiduciary duties which they owe to our company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under Cayman Islandslaw, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association , if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote. The bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote. If so provided in the certificate of incorporation, they may also be amended by the board of directors. Under the Cayman Islands Companies Act and our post-offering memorandum and articles of association, our post-offering memorandum and articles of association may only be amended by a special resolution of our shareholders.

Anti-money Laundering—Cayman Islands

In order to comply with legislation and regulations aimed at the prevention of money laundering and counter terrorist financing, we may be required to adopt and maintain anti-money laundering and counter terrorist financing policies and procedures, and may require subscribers to provide evidence to satisfactorily identify and verify their identity and source of funds. Such customer due diligence can be simplified or enhanced depending on the risk rating given to the subscriber. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering and counter terrorist financing policies and procedures (including the acquisition of due diligence information) to a suitable third persons based in Cayman Islands approved equivalent jurisdictions. A list of these equivalent jurisdictions, as updated from time to time, can be accessed here: https://www.cima.ky/list-of-equivalent-jurisdictions.

We reserve the right to request such information as is necessary to identify and verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information and/or documentation required for identification or verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering, counter terrorist financing or other applicable laws, regulations or guidance by any person in any equivalent jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct, money laundering or proliferation financing or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (2020 Revision) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (2020 Revision), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (2018 Revision) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (2018 Revision), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Listing

We plan to list our ordinary share on Nasdaq under the symbol “[]”. We will not consummate and close this offering without a listing approval letter from Nasdaq Capital Market. Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Capital Market. The listing approval letter will serve only to confirm that, if we sell a number of ordinary shares in this offering sufficient to satisfy applicable listing criteria, our ordinary shares will in fact be listed.

If the application is approved, trading of our ordinary shares on the Nasdaq Capital Market will begin within five days following the closing of this offering. If our ordinary shares are listed on the Nasdaq Capital Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

Transfer Agent and Registrar

The transfer agent and registrar for the ordinary share is [].

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for our ordinary shares, and while we plan to list our ordinary shares on Nasdaq, we cannot assure you that a significant public market for the ordinary shares will develop or be sustained after this offering. Future sales of substantial amounts of our ordinary shares in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our ordinary shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ordinary share, including ordinary share issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ordinary share and our ability to raise equity capital in the future.

We will have [] Class A ordinary shares and [] Class B ordinary shares outstanding upon closing the offering, assuming no exercise of the underwriters’ over-allotment option. Of that amount, [] Class A ordinary shares will be publicly held by investors participating in this offering, and [] Class A ordinary shares and [] Class B ordinary shares will be held by our existing shareholders, some of whom may be our “affiliates” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person who directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with the issuer.

All of the Class A ordinary shares sold in the offering will be freely transferable by persons other than our “affiliates” in the United States without restriction or further registration under the Securities Act. Ordinary shares purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The ordinary share held by existing shareholders are, and any ordinary share issuable upon exercise of options outstanding following the completion of this offering will be, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Lock-Up Agreements

Furthermore, each of our directors, officers and holders of 5% or more of ordinary shares on a fully diluted basis immediately prior to the consummation of this offering has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares and securities that are substantially similar to our ordinary shares.

See “Underwriting – Lock-Up Agreements” for more information.

Rule 144

All of our ordinary share outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1% of the number of ordinary shares then outstanding, in the form of ordinary share or otherwise, which will equal approximately shares immediately after this offering; or

●	the average weekly trading volume of the ordinary share on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

TAXATION

People’s Republic of China Enterprise Taxation

Unless otherwise noted in the following discussion, this section is the opinion of Grandall Law Firm, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of People’s Republic of China Enterprise Taxation below.

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the number of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

We are an exempted holding company incorporated in Cayman Islands with limited liability and we gain income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although NetClass does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of NetClass and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half  (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

Accordingly, we believe that NetClass and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us as of the date of this prospectus. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor and update our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. Therefore, we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

See “Risk Factors – Risks Related to Doing Business in China – If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders on page 25.

Our company pays an EIT rate of 25% for WFOE and its subsidiaries. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our ordinary share, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended September 30, 2021 and 2020.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from January 4, 2022] and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

United States Federal Income

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	advertising investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our ordinary share as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our ordinary share);

●	persons who acquired our ordinary share pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our ordinary share through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our ordinary share; or

●	persons holding our ordinary share through a Trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Class A ordinary shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary share.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our ordinary shares. It is directed to U.S. Holders (as defined below) of our ordinary shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our ordinary share or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ordinary shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the passive foreign investment company (PFIC) rules (defined below) discussed below, the gross amount of distributions made by us to you with respect to the ordinary share (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of actual or constructive receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary share are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ordinary shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that all distributions will be treated as a dividend even if a particular distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ordinary share and your tax basis (in U.S. dollars) in the ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary share for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. However, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we raise in this offering.

Accordingly, fluctuations in the market price of the ordinary share may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to your ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary share, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary share, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary share will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares (in the case of ordinary shares obtained through the exercise of warrants, the holding period will include the holding period of the underlying warrants);

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income earned in the current taxable year; and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate on ordinary income in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary share cannot be treated as capital, even if you hold the ordinary share as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock (but not our warrants) to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on Our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq. If the ordinary shares are regularly traded on the Nasdaq and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock (but not warrants) in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. Therefore, prospective investors should assume that a qualified electing fund election will not be available. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary share. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC (no such election is available to warrants). A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes. U.S. shareholders may make a purging election and make a simultaneous qualified electing fund (QEF) election if the foreign corporation remains a PFIC at the time of the purging election.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as:

●	political and economic stability;

●	an effective judicial system;

●	tax neutrality;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection to investors; and

●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Grandall Law Firm, our counsel as to Chinese law, has advised us that the recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with the Cayman Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in either of these two jurisdictions.

According to the Civil Procedure Law of the People’s Republic of China (amended in 2017), if a legally effective judgment or ruling made by a foreign court requires recognition and enforcement by a people’s court of the People’s Republic of China, the party concerned may directly apply to an intermediate people’s court with jurisdiction over for recognition and enforcement, or the foreign court may request recognition and enforcement by a people’s court in accordance with the provisions of an international treaty concluded or acceded to by the country and the People’s Republic of China, or in accordance with the principle of reciprocity.

In the event that the people’s court is of the opinion that the legally effective judgment or ruling made by the foreign court applying for or requesting recognition and enforcement does not violate the basic principles of the laws of the People’s Republic of China or the sovereignty, security and public interests of the country after the people’s court reviews the legally effective judgment or ruling made by the foreign court applying for or requesting recognition and enforcement in accordance with the international treaties concluded or acceded to by the People’s Republic of China or in accordance with the principle of reciprocity, the people’s court shall issue ruling that recognizes its validity and, if enforcement is necessary, issues an enforcement order, which shall be implemented in accordance with the relevant laws.    Those judgments or rulings that violate the basic principles of the laws of the People’s Republic of China or the sovereignty, security and public interests of the country will not be recognized and implemented.

If an award made by a foreign arbitration institution requires recognition and enforcement by the people’s court of the People’s Republic of China, the party concerned shall directly apply to the intermediate people’s court in the place where the person subjected to enforcement has his domicile or where his property is located. The people’s court shall handle the matter in accordance with international treaties concluded or acceded to by the People’s Republic of China or in accordance with the principle of reciprocity.

PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between different jurisdictions, and PRC courts will not recognize or enforce these foreign judgments if PRC courts believe the foreign judgments violate the basic principles of PRC laws or national sovereignty, security or public interest after review.

Harney Westwood & Riegels, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Harney Westwood & Riegels has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, there is uncertainty with regard to Cayman Islands law on whether judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State will be determined by the courts of the Cayman Islands. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. Because such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws has not yet been made by a court of the Cayman Islands, it is uncertain whether such judgments would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere

UNDERWRITING

In connection with this offering, will enter into an underwriting agreement (the “Underwriting Agreement”) with Network 1 Financial Securities, Inc., as representative (the “Representative”) of several underwriters, in this offering. The Representative may retain other brokers or dealers to act as a sub-agents or selected dealers on their behalf in connection with this offering. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the Underwriters the number of Class A ordinary shares as indicated below at the offering price less the underwriting discounts set forth on the cover page of this prospectus.

Name of Underwriter	Number of Class A Ordinary Shares
Network 1 Financial Securities, Inc.
.
Total

The Representative committed to purchase all the Class A ordinary shares offered by this prospectus if they purchase any Class A ordinary shares. The Underwriters are not obligated to purchase the Class A ordinary shares covered by the Underwriters’ over-allotment option to purchase Class A ordinary shares as described below. The Underwriters are offering the Class A ordinary shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officer’s certificates and legal opinions. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Certain of the underwriters are expected to make offers and sales both inside and outside the U.S. through their respective selling agents. Any offers or sales in the U.S. will be conducted by broker-dealers registered with the SEC.

Over-Allotment Option

Pursuant to the Underwriting Agreement, we have agreed to grant to the Representative an option to purchase from us up to an additional [] Class A ordinary shares, representing 15% of the Class A ordinary shares sold in the offering, solely to cover over-allotments, if any, at the initial public offering price less the underwriting discounts. The Representative may exercise this option any time during the 45-day period after the closing date of the offering, but only to cover over-allotments, if any. To the extent the Representative exercise the option, the Representative will become obligated, subject to certain conditions, to purchase the shares for which they exercise the option.

Fees, Commissions and Expense Reimbursement

We will pay the Representative a fee/commission equivalent to seven percent (7%) of the gross proceeds of this offering. The Representative propose initially to offer the Class A ordinary shares to the public at the offering price set forth on the cover page of this prospectus and to dealers at those prices less the aforesaid fee (“underwriting discount”) set forth on the cover page of this prospectus. If all of the Class A ordinary shares offered by us are not sold at the offering price, the Underwriters may change the offering price and other selling terms by means of a supplement to this prospectus.

The following table shows the underwriting fees/commission payable to the Representative, assuming an initial public offering price of $[] per share (which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus):

	Per Ordinary Share	Total Without Over-Allotment Option	Total With Full Over-Allotment Option
Public offering price	$	$	$
Underwriting fees and commissions (7%)(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	The fees do not include the Representative Warrants or expense reimbursement as described below.

We also agreed to pay to the Representative non-accountable expenses equal to 1% of the gross proceeds raised in the offering. We have also agreed to reimburse the Representative for certain accountable expenses not to exceed the total amount of $150,000, including the Representative’s legal fees, background check expenses, and all other expenses related to the offering. We have paid [ ] towards the accountable expense and will pay the balance of any accountable expenses on closing of this offering.

We estimate that the total expenses payable by us in connection with the offering, other than the underwriting fees and commissions, will be approximately $[]. In the event that at any time prior to the closing date of the offering, the Company or any of its affiliates of subsidiaries enters into any transaction (including, without limitation, any merger, consolidation, acquisition, financing, joint venture or other arrangement) with any party introduced to the Company by the Representative, directly or indirectly during such period, the Representative will be paid a success fee payable at the closing thereof equal to 1% of the consideration or value received by the Company and/or its stockholders.

We have agreed to issue to the Representative and to register herein warrants to purchase up to [] Class A ordinary shares (equal to ten percent (10%) of the ordinary shares sold in this offering and to also register herein such underlying ordinary shares. The Representative Warrants may be exercised at any time, and from time to time, in whole or in part, provided that the shares issuable upon exercise of such warrants may not be sold during the period beginning on the commandment of the offering and ending from 180 days after the commencement of sale of the offering. The Representative Warrants will expire five (5) years from the commencement of sales of the offering. The Representative Warrants are exercisable at a per share price of 130% of the offering price of the ordinary shares offered hereby. The Representative Warrants shall not be callable or cancellable.

The Representative Warrants exercised at any time but may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the commencement of sales of the offering, of which this prospectus forms a part (in accordance with FINRA Rule 5110), except that they may be assigned, in whole or in part, to any successor, officer, manager, member, or partner of the Representative, and to members of the syndicate or selling group and their respective officers, managers, members or partners. The Representative Warrants may be exercised as to all or a lesser number of shares, will provide for cashless exercise and will contain provisions for immediate “piggyback” registration rights at our expense for a period of five years from the date of commencement of sales of the offering. We have registered the ordinary shares underlying the Representative Warrants in this offering. The Representative’s Warrants also provide for one demand registration of the sale of the underlying shares of common stock at the Company’s expense and an additional demand registration right at the warrant holder’s expense. The exercise price and number of Class A ordinary shares issuable upon exercise of the Representative Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary cash dividend, or our recapitalization, reorganization, merger, or consolidation.

Further, in the event that at any time prior to the first anniversary of the final closing of the offering, if the Company, or any of its affiliates, shall enter into an transactions (including without limitation, any merger, consolidation, acquisition, financing joint venture or other arrangement) with any party introduced to the Company by the Representative, directly or indirectly, during such period, the Representative will be paid a success fee, payable at the closing thereof, equal to 1% of the consideration or value received by the Company.

The foregoing does not purport to be a complete statement of the terms and conditions of the Underwriting Agreement. A form of the Underwriting Agreement is included as an exhibit to the registration statement of which this prospectus forms a part.

Indemnification

We have agreed to indemnify the Underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the Underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

Each of our directors, officers and holders of 5% or more of ordinary shares on a fully diluted basis immediately prior to the consummation of this offering has agreed that for a period of 180 days after the date of this prospectus, without the prior written consent of the Representative, and subject to certain exceptions, they will not, directly or indirectly, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any ordinary shares of the Company or any securities convertible into or exercisable or exchangeable for ordinary shares of the Company, whether now owned or hereafter acquired by such person or with respect to which such person has or hereafter acquires the power of disposition; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; (iii) make any demand for or exercise any right with respect to the registration of any such securities; or (iv) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any such securities.

In addition, the underwriting agreement provides that, subject to certain exceptions, we will not, for a period of 180 days following the date of this prospectus, offer, sell, or distribute any of our securities or file any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exchangeable for shares of capital stock of the Company without the prior written consent of the Representative.

Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

●	Stabilizing transactions permit the underwriters to make bids or purchases for the purpose of pegging, fixing or maintaining the price of the ordinary shares, so long as stabilizing bids do not exceed a specified maximum.

●	Over-allotment involves sales by the underwriters of the ordinary shares in excess of the number of ordinary shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ordinary shares over-allotted by the underwriters is not greater than the number of Class A ordinary shares that they may purchase in the over-allotment option. In a naked short position, the number of ordinary shares involved is greater than the number of ordinary shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ordinary shares in the open market.

●	Syndicate covering transactions involve purchases of ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of Class A ordinary shares to close out the short position, the underwriters will consider, among other things, the price of our ordinary shares available for purchase in the open market as compared to the price at which they may purchase Class A ordinary shares through the over-allotment option. If the underwriters sell more ordinary shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying Class A ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the Class A ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Class A ordinary shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

●	In passive market making, market makers in the ordinary shares who are the underwriters or prospective underwriter may, subject to limitations, make bids for or purchases of our ordinary shares until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the Class A ordinary shares or preventing or retarding a decline in the market price of ordinary shares. As a result, the price of ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Stock Market or otherwise, and, if commenced, may be discontinued at any time.

Determination of Offering Price

We determined the public offering price of the Class A ordinary shares we are offering in consultation with the Underwriter based on discussions with potential investors in light of the history and prospects of our Company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the public stock price for similar companies, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be delivered to potential investors by the Underwriter. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on the Underwriter’ website and any information contained in any other website maintained by the Underwriter is not part of the prospectus or the registration statement of which this Prospectus forms a part.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include the sales and trading of securities, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, financing, brokerage and other financial and non-financial activities and services. The underwriters and their respective affiliates may have, from time to time, performed, and may in the future perform, a variety of such activities and services for us and for persons or entities with relationships with us for which they received or will receive customary fees, commissions and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, directors, officers and employees may at any time purchase, sell or hold a broad array of investments, and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own accounts and for the accounts of their customers. Such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments. In addition, the underwriters and their respective affiliates may at any time hold, or recommend to clients that they should acquire, long and short positions in such assets, securities and instruments.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ordinary shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ordinary shares, where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ordinary shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Notice to Prospective Investors in Australia

This prospectus:

●	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

●	has not been, and will not be, lodged with the Australian Securities and Investments Commission, or the ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

●	does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

●	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The ordinary shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ordinary shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ordinary shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ordinary shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of ordinary shares under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ordinary shares you undertake to us that you will not, for a period of 12 months from the date of issue of the ordinary shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Canada

Resale restrictions. The distribution of the ordinary shares in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the ordinary shares are made. Any resale of the ordinary shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian purchasers. By purchasing ordinary shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

●	the purchaser is entitled under applicable provincial securities laws to purchase the ordinary shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions;

●	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations;

●	where required by law, the purchaser is purchasing as principal and not as agent; and

●	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest.  Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this prospectus.

Statutory rights of action.     Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this prospectus contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of legal rights.   All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and eligibility for investment.   Canadian purchasers of ordinary shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the ordinary shares in their particular circumstances and about the eligibility of the ordinary shares for investment by the purchaser under relevant Canadian legislation.

Notice to Prospective Investors in Cayman Islands

This prospectus does not constitute a public offer of the ordinary shares, whether by way of sale or subscription, in the Cayman Islands. The ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Notice to Prospective Investors in Dubai International Financial Centre, or the DIFC

This prospectus relates to an Exempt Offer of the Dubai Financial Services Authority, or the DFSA, in accordance with the Markets Rules 2012 of the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in European Economic Area

In relation to each Member State of the European Economic Area (each, a Relevant State), no ordinary shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of ordinary shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

●	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

●	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

●	in any other circumstances falling within Article 1(4) of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any ordinary shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the ordinary shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ordinary shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ordinary shares has been or will be:

●	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

●	used in connection with any offer for subscription or sale of the ordinary shares to the public in France.

Such offers, sales and distributions will be made in France only:

●	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the FrenchCode monétaire et financier;

●	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

●	in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ordinary shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The ordinary shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

Notice to Prospective Investors in Japan

The ordinary shares will not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, rules and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ordinary shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof nor distribute the same to any other person in Kuwait and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ordinary shares.

Notice to Prospective Investors in People’s Republic of China

This prospectus may not be circulated or distributed in the People’s Republic of China, or the PRC, and the ordinary shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Notice to Prospective Investors in Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus in Singapore with the Monetary Authority of Singapore. Accordingly, this prospectus and any other documents or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, or (ii) to a relevant person pursuant to Section 275(1), or to any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

141

Notice to Prospective Investors in Switzerland

The ordinary shares will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our company or the ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ordinary shares.

Notice to Prospective Investors in Taiwan

The ordinary shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ordinary shares in Taiwan.

Notice to Prospective Investors in United Arab Emirates

The ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (i) in compliance with all applicable laws and regulations of the United Arab Emirates; and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

Notice to Prospective Investors in United Kingdom

This prospectus is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order; or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (i)-(iii) together being referred to as “relevant persons”). The ordinary shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the ordinary shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Indemnification

We have agreed to indemnify the Underwriters against liabilities relating to the offering arising under the Securities Act and the Exchange Act and to contribute to payments that the Underwriters may be required to make for these liabilities. In the opinion of the Securities and Exchange Commission, we have been advised that indemnification of liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore unenforceable.

Application for Nasdaq Listing

We have applied to have our ordinary shares approved for listing/quotation on the Nasdaq Capital Market under the symbol “[].” We will not consummate and close this offering without a listing approval letter from Nasdaq Capital Market. Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Capital Market. The listing approval letter will serve only to confirm that, if we sell a number of ordinary shares in this offering sufficient to satisfy applicable listing criteria, our ordinary shares will in fact be listed.

If the application is approved, trading of our ordinary shares on the Nasdaq Capital Market will begin within five days following the closing of this offering. If our ordinary shares are listed on the Nasdaq Capital Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and advisory fees, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee, and the Nasdaq listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$
Nasdaq Listing Fee	$
FINRA	$
Legal Fees and Expenses	$
Accounting Fees and Expenses	$
Printing and Engraving Expenses	$
Miscellaneous Expenses	$
Total Expenses	$

Under the Underwriting Agreement, we will pay our underwriters a fee and commission equal to 7% of the public offering price multiplied by the shares sold in the offering. In addition to the cash commission, we will also pay to the Representative non-accountable expenses equal to 1% of the gross proceeds raised in this offering, and reimburse the Representative for its accountable expenses not to exceed the total amount of $150,000, including legal expenses, background check expenses, and other offering expenses.

LEGAL MATTERS

Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters. The validity of the Class A ordinary shares offered hereby will be opined upon for us by Harney Westwood & Riegels , our Cayman Islands counsel. The Representative is being represented by Sichenzia Ross Ference LLP with respect to certain legal matters as to United States federal securities laws. Certain legal matters as to PRC law will be passed upon for us by Grandall Law Firm , and for the Representative by Sichenzia Ross Ference LLP . Ortoli Rosenstadt LLP may rely upon Harney Westwood & Riegels with respect to matters governed by the law of the Cayman Islands and Grandall Law Firm with respect to matters governed by PRC law. Sichenzia Ross Ference LLP may rely upon Grandall Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements for the years ended September 30, 2021 and 2020, as set forth in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of Marcum Bernstein & Pinchuk LLP, an independent registered public accounting firm, given on their authority as experts in accounting and auditing. The office of Marcum Bernstein & Pinchuk LLP is located at 7 Pennsylvania Plaza Suite 830, New York, NY 10001.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the Class A ordinary shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Class A ordinary shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete. In each instance, we refer you to the copy of such contract or other document filed an exhibit to the registration statement. However, statements in the prospectus contain the material provisions of such contracts, agreements and other documents. We currently do not file periodic reports with the SEC. Upon closing of our public offering, we will be required to file periodic reports and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

NETCLASS TECHNOLOGY INC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of NetClass Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NetClass Technology Inc. (the “Company”) as of September 30, 2021 and 2020, the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the two years in the period ended September 30, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor since 2021

Beijing, China

June 21, 2022

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	As of September 30,
	2021	2020
ASSETS
CURRENT ASSETS:
Cash	$1,041,937	$306,460
Accounts receivable, net	2,511,620	1,737,892
Inventories	162,177	656,984
Advance to vendors	86,974	429,172
Prepayments and other current assets	34,034	132,878
Due from related parties	-	67,022
TOTAL CURRENT ASSETS	3,836,742	3,330,408

Property and equipment, net	281,161	388,895
Deferred tax assets, net	100,103	190,613
TOTAL ASSETS	$4,218,006	$3,909,916

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current maturities of long-term loan	$98,552	$93,536
Accounts payable	1,005,926	1,461,141
Advance from customers	413,012	832,279
Accrued expenses and other liabilities	102,686	44,538
Due to related parties	998	3,403
Taxes payable	70,389	5,736
TOTAL CURRENT LIABILITIES	1,691,563	2,440,633
Long-term loan	-	93,535
TOTAL LIABILITIES	1,691,563	2,534,168

COMMITMENTS AND CONTINGENCIES

EQUITY:
Ordinary shares, $1.00 par value, 50,000 shares authorized, 10,000 shares issued and outstanding at September 30, 2021 and 2020*	10,000	10,000
Additional paid in capital	2,915,932	2,961,244
Statutory reserves	20,747	-
Accumulated deficit	(445,024)	(1,490,823)
Accumulated other comprehensive income (loss)	24,788	(59,492)
TOTAL SHAREHOLDERS’ EQUITY	2,526,443	1,420,929
Non-controlling interest	-	(45,181)
TOTAL EQUITY	2,526,443	1,375,748

TOTAL LIABILITIES AND EQUITY	$4,218,006	$3,909,916

*Share and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended September 30,
	2021	2020
Revenues	$11,557,513	$2,975,559
Cost of revenues	(7,580,167)	(1,907,117)
Gross profit	3,977,346	1,068,442

Operating expenses:
Selling and marketing expenses	(1,776,667)	(26,035)
General and administrative expenses	(586,314)	(531,834)
Research and development expenses	(406,754)	(435,982)
Total operating expenses	(2,769,735)	(993,851)
Income from operations	1,207,611	74,591

Other income (expense):
Interest expense, net	(11,911)	(234)
Other income, net	34,286	150,678
Total other income, net	22,375	150,444

Income before income taxes	1,229,986	225,035

Income tax provision	(163,481)	(17,256)

Net income	1,066,505	207,779
Less: Loss attributable to non-controlling interests	(41)	(79)
Net income attributable to NETCLASS TECHNOLOGY INC’s shareholders	1,066,546	207,858

Other comprehensive income
Foreign currency translation adjustments	84,190	65,038
Comprehensive income	1,150,695	272,817
Less: comprehensive (loss) income attributable to non-controlling interests	(131)	264
Comprehensive income attributable to NETCLASS TECHNOLOGY INC’s shareholders	$1,150,826	$272,553

Earnings per share*
Basic and diluted	$106.7	$20.8

Weighted average number of shares outstanding*
Basic and diluted	10,000	10,000

*Share and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in U.S. dollar, except for the number of shares)

	Attributable to NETCLASS TECHNOLOGY INC shareholders
	Ordinary shares		Additional	Statutory	Accumulated	Accumulated other comprehensive	Non- controlling
	Shares*	Amount	Paid-in capital	Reserves	deficit	Income (loss)	interests	Total equity
Balance at September 30, 2019	10,000	$10,000	$2,961,244	$-	$(1,698,681)	$(124,187)	$(45,445)	$1,102,931

Net income (loss) for the year	-	-	-	-	207,858	-	(79)	207,779
Foreign currency translation adjustments	-	-	-	-	-	64,695	343	65,038
Balance at September 30, 2020	10,000	$10,000	$2,961,244	$-	$(1,490,823)	$(59,492)	$(45,181)	$1,375,748

Net income (loss) for the year	-	-	-	-	1,066,546	-	(41)	1,066,505
Statutory reserves				20,747	(20,747)			-
Acquisition of noncontrolling interest	-	-	(45,312)	-	-	-	45,312	-
Foreign currency translation adjustments	-	-	-	-	-	84,280	(90)	84,190
Balance at September 30, 2021	10,000	$10,000	$2,915,932	$20,747	$(445,024)	$24,788	$-	$2,526,443

*Share and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended September 30,
	2021	2020
Cash flows from operating activities:
Net income	$1,066,505	$207,779
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	130,831	115,938
Change in bad debt allowance	40,088	126,440
Inventory markdown	58,760	-
Loss on disposition of intangible assets	-	28,810
Deferred tax expenses	99,758	11,699
Changes in operating assets and liabilities:
Accounts receivable	(714,033)	(1,295,736)
Inventories	466,160	(636,467)
Advance to vendors	361,686	(137,325)
Prepayments and other assets	104,946	(59,443)
Accounts payable	(528,114)	1,081,718
Advance from customers	(459,420)	477,166
Accrued expenses and other liabilities	55,221	8,565
Taxes payable	63,723	5,330
Net cash provided by (used in) operating activities	746,111	(65,526)

Cash flows from investing activities:
Purchase of property, and equipment	(3,482)	(40,906)
Proceeds from disposition of intangible assets	23,055	19,265
Net cash provided by (used in) investing activities	19,573	(21,641)

Cash flows from financing activities:
Proceeds from related parties	70,845	68,068
Repayment to related parties	(7,781)	(72,777)
Proceeds from long-term bank loans	-	181,229
Repayment of long-term bank loans	(97,600)	-
Net cash (used in) provided by financing activities	(30,536)	176,520

Effect of exchange rates changes on cash	329	13,642
Net increase in cash	735,477	102,995
Cash, beginning of year	306,460	203,465
Cash, end of year	$1,041,937	$306,460

Supplemental cash flow disclosures:
Cash paid for income tax	$-	$227
Cash paid for interest	$13,993	$-
Non-Cash Investing Activities
Acquisition of noncontrolling interest	$45,312	$-

The accompanying notes are an integral part of these consolidated financial statements.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for the number of shares)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

NETCLASS TECHNOLOGY INC (“Netclass” or “the Company”) is a holding company that was incorporated under the laws of Cayman Islands on January 4, 2022. Netclass, through its wholly-owned subsidiaries (collectively, “the Group”) is engaged in offering online professional education platform and related courseware, providing smart education IT solutions service in the People’s Republic of China (“China” or “PRC”). The Group has no substantive operations other than holding 100% ownership interest of DragonSoft Group (China) Limited (“Netclass HK”) established under the laws of Hong Kong on December 12, 2006.

As of September 30, 2021, the Company’s subsidiaries and consolidated affiliated entities are as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
DragonSoft Group (China) Limited (“Netclass HK”)	December 12, 2006	Hong Kong, PRC	100%	Investment Holding
Shanghai Zhima Information Technology Co., Ltd. (“WFOE”)	April 30, 2019	PRC	100%	Investment Holding
Shanghai Netwide Enterprise Management Co., Ltd. (“Shanghai Netwide”)	April 27, 2022	PRC	100%	Subscription and Application development service
Shanghai Netclass Information Technology Co., Ltd. (“Netclass China”)	May 13, 2003	PRC	100%	Subscription and Application development service
Shanghai Netclass Enterprise Management Co., Ltd (“Netclass Management”)	August 29, 2016	PRC	100%	Subscription and Application development service
Shanghai Netclass Human Resources Co., Ltd (“Netclass HR”)	November 09, 2016	PRC	100%	Subscription and Application development service
Shanghai Chuangyuan Education Technology Co., Ltd (“Netclass Education”)	April 14, 2004	PRC	100%	Subscription and Application development service
Netclass Training (Shanghai) Co., Ltd. (“Netclass Training”)	August 19, 2016	PRC	100%	Subscription and Application development service

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

As described below, the Company, through a series of transactions which is accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent of its subsidiaries. Mr. Jianbiao Dai, the CEO and the Chairman of the Board of Directors of the Company, is the ultimate controlling shareholder of the Company.

Reorganization

A reorganization of the legal structure was completed on June 10, 2022. The reorganization involved:

(i) the formation of the Company’s wholly owned subsidiary Netclass HK; the formation of WFOE fully controlled by Mr. Jianbiao Dai;

(ii) The transfer of all the shareholder equity interest in WOFE to Netclass HK on May 05, 2022;

(iii) The transfer of all the shareholders’ equity interest in Netclass China to WOFE on June 10, 2022.

Before and after the Reorganization, the Company, together with its subsidiaries, is effectively controlled by the same shareholders, and therefore the reorganization is considered as a recapitalization of entities under common control. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries.

All transactions and balances between the Company and subsidiaries have been eliminated upon consolidation.

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements and are adjusted to reflect actual experience when necessary. Significant estimates required to be made by management include, but are not limited to allowance for doubtful accounts, allowance for inventory obsolescence and realization of deferred tax assets. Actual results could differ from those estimates.

Cash

Cash comprise cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks in PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts Receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Allowance for doubtful accounts amounted to $736,725 and $660,805 as of September 30, 2021 and 2020.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories, mainly computers, are stated at the lower of cost or net realizable value. Costs include purchase price and related shipping costs. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized in the value of inventories. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products.

Advances to Vendors

Advance to vendorsconsists of balances paid to suppliers for services and materials that have not been provided or received. Advance to vendors are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the relative services or inventory will not be provided or received laterIn addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful advances to vendors by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. As of September 30, 2021 and 2020, no such allowance was recognized.

Prepayment and other assets

Prepayment and other assets primarily consist of prepaid rents, loans to third-parties, security deposits made to customers and advances to employees, which are presented net of allowance for doubtful accounts. Prepayment and other assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful.  The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Other receivables are written off against the allowances only after exhaustive collection efforts. . As of September 30, 2021 and 2020, no allowance for advances to employees was recorded.

Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided in the amounts sufficient to depreciate the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Office furniture	5 years
Electronic equipment	3-5 years
Transportation equipment	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income in other income or expenses.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended September 30, 2021 and 2020, respectively.

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting standard, ASC Topic 820, Fair Value Measurements (“ASC Topic 820”) establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measurements.A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

•Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, prepayments and other current assets, accounts payable, accrued expenses and other liabilities and bank loans, approximates their recorded values due to their short-term maturities. The Company determined that the carrying value of the long term bank loans approximated their fair value by comparing the stated loan interest rate to the rate charged by similar financial institutions.

Liquidity

In assessing its liquidity, the Company monitors and analyzes its cash on hand, its ability to generate sufficient revenue sources in the future and its operating and capital expenditure commitments. As of September 30, 2021, the Company had cash of approximately $1.0 million and a working capital of approximately $2.1 million. For the years ended September 30, 2021 and 2020, the Company had net income of approximately $1.1 million and $0.2 million, respectively. For the years ended September 30, 2021 and 2020, the Company had cash flow provided by (used in) operationing activities approximately $0.7 million and $(0.07) million, respectively. The Company has historically funded its working capital needs primarily from operations. The working capital requirements are affected by the efficiency of operations and depend on the Company’s ability to attract more customers and monetize its services. The Company believes that its cash on hand and operating cash flows will be sufficient to fund its operations over at least the next 12 months from the date of this report. However, the Company may need additional cash resources in the future if the Company experiences changed business conditions or other developments, and may also need additional cash resources in the future if the Company wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may seek to issue debt or equity securities or obtain a credit facility.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on October 1, 2019 using the modified retrospective approach. Revenues were presented under ASC 606 and all subsequent ASUs that modified ASC 606 for the years ended September 30, 2021 and 2020. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company derives its revenues from two sources: (1) revenue from application development services, and (2) revenue from subscription services. All of the Company’s contracts with customer do not contain cancelable and refund-type provisions.

(1)	Revenue from application development service

The Company’s application development service contracts are primarily on a fixed-price basis, which require the Company to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization. Upon delivery of the services, customer acceptance is generally required.

In some arrangements, the Company’s ongoing customers purchased general purposed IT equipment from the Company and the Company sells and delivers IT equipment such as servers and computer terminals prior to the delivery of the services (or without any related application development service arrangement after the IT equipment purchase). Since the delivered item has value to the customer on a standalone basis and there is no general right of return for the equipment, the equipment is considered a distinct performance obligation. The IT equipment sale and application development services are not interrelated.

For application development service contracts determined to have multiple performance obligations, the total transaction price is allocated to each performance obligation based on its relative standalone selling price using a market or expected cost plus margin approach. The contract consideration is allocated to the equipment (if applicable) and the application development services based on their relative standalone selling prices. The consideration allocated to the delivered equipment is not contingent on the delivery of the services or meeting other specified performance conditions. That is, payment on the equipment is due upon the delivery of the equipment and is not contingent upon the delivery of the undelivered services.

For the application development contract, the Company believes the application development performance obligation is satisfied upon customer acceptance. For the years ended September 30, 2021 and 2020, IT equipment sales amounted to $1,258,785 and $394,736 respectively.

The sale of IT equipment is recognized when delivery has occurred and the customer accepts the equipment and the Company has no performance obligation after the acceptance.

(2) Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing the Company’s software-as-a-service applications for a subscribed period. The Company’s billing to customer is on the basis of number of users or the actual usage by the customers. The subscription arrangements are considered service contracts because customers do not have the right to take possession of the software and can only benefit from the software when provided the right to access the software. Accordingly, the subscription services contracts typically include a single performance obligation. The revenue from subscription services is recognized over the contract term on a straight-line basis or based on the actual usage as customers receive and consume benefits of such services.

Revenue includes reimbursements of travel and out-of-pocket expense, with equivalent amounts of expense recorded in cost of revenue. The Company reports revenues net of value added tax (“VAT”). The Company’s subsidiary in PRC are subject to a 6% to 13% value added tax (“VAT”).

Practical Expedient and Exemptionsf

The Company does not disclose the value of unsatisfied performance obligations within one year by applying the right to invoice practical expedient provided by ASC 606-10-55-18.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenues recognized prior to invoicing when the Company has satisfied the Company’s performance obligation and has the unconditional rights to payment. The balances of accounts receivable including related party balances, net of allowance for doubtful accounts were $2,511,620 and $1,737,892 as of September 30, 2021 and 2020, respectively. Unearned revenues consist of payments received or awards to customers related to unsatisfied performance obligation at the end of the period, included in advance from customers in the Company’s consolidated balance sheets with the balance of $413,012 and $832,279 as of September 30, 2021 and 2020, respectively. All unsatisfied performance obligation will be performed within the next twelve months and no significant financing component is involved.

Disaggregation of revenue

For the years ended September 30, 2021 and 2020, the disaggregation of revenue by major revenue stream is as follows:

	For the years ended September 30,
	2021	2020
Application development services	$3,977,071	$1,926,246
Subscription service	7,580,442	1,049,313
Total	$11,557,513	$2,975,559

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising expenditures

Advertising expenditures are expensed as incurred for the periods presented. Advertising expenditures have been included as part of selling expenses. For the years ended September 30, 2021 and 2020, advertising expenses amounted to $1,570,875 and $1,405 respectively.

Operating leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases.

Value added tax (“VAT”)

Revenue represents the invoiced value of goods and services, net of VAT. The VAT is based on gross sales price and VAT rates range from 6% to 13%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Government grant

Government grants are recognized as income in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the Consolidated Statements of Income and Comprehensive Income upon receipt and all conditions attached to the grants are fulfilled. For the years ended September 30, 2021 and 2020, the Company received $nil and $152,689 government subsidy for various research programs.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the years ended September 30, 2021 and 2020. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($15,370). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. All of the tax returns of the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

Non-controlling interest

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating results are presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company. As of September 30, 2020, non-controlling interests represent a non-controlling shareholder’s proportionate share of equity interests in Netclass Management.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

The functional currencies of the Company are the local currency of the county in which the subsidiaries operate. The Company’s consolidated financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect on that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive income included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency of U.S. Dollars (“US$”). The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in the translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	September 30, 2021	September 30, 2020
Balance sheet items, except for equity accounts	US$1=RMB 6.4434	US$1=RMB 6.7896
Items in the statements of income and cash flows	US$1=RMB 6.5072	US$1=RMB 7.0056

Comprehensive income (loss)

Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustment resulting from the Company not using US$ as its functional currency.

Risks and uncertainties

Beginning in late 2019, an outbreak of a novel strain of coronavirus (COVID-19) first emerged in China and has spread globally. In March 2020, the World Health Organization (“WHO”) declared the COVID-19 as a pandemic. Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures, which have caused material disruption to businesses globally resulting in an economic slowdown. These measures, though intended to be temporary in nature, may continue and increase depending on developments in the COVID-19 outbreak or any reoccurrence of an outbreak. The full extent to which the COVID-19 outbreak in China impacts our future financial condition and results of operations is uncertain and will depend on future developments that currently cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions necessary to contain the COVID-19 outbreak or treat its impact, the disruption to the general business activities of China and the impact on the economic growth and business of our production facility and distributors for the foreseeable future, among others.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

Segment reporting

In accordance with ASC Topic 280, Segment Reporting, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The Company’s CODM reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. The Company operates and manages its business in PRC China as a single segment. As the Company’s long-lived assets are substantially all located in the PRC and substantially all the Company’s revenues are derived from within the PRC, no geographical segments are presented.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of risks

(a)	Concentration of credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of September 30, 2021 and 2020, the aggregate amount of cash of $1,041,937 and $306,460 respectively, was held at major financial institutions in PRC, where there is no requirement for the financial institutions to maintain insurance to cover bank deposits in the event of bank failure. To limit the exposure to credit risk relating to deposits, the Company primarily places cash deposits with large financial institutions in the PRC. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy to provide for allowance for doubtful accounts based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

(b)	Significant customers

For the years ended September 30, 2021, two customers accounted for 28.5% and 12.3% of total revenues. For the years ended September 30, 2020, four customers accounted for 18.3%, 13.8%, 13.1% and 11.9% of total revenues, respectively. As of September 30, 2021, four customers accounted for 31.6%, 20.0%, 12.6% and 11.1% of total accounts receivable, respectively. As of September 30, 2020, four customers accounted for 27.5%, 21.0%, 14.6% and 14.3% of total accounts receivable, respectively.

(c)	Significant suppliers

For the year ended September 30, 2021, four suppliers accounted for approximately 30.5%, 13.4%, 11.2% and 10.1% of total purchases, respectively. For the year ended September 30, 2020, threesuppliers accounted for approximately 30.9%, 29.3%and 20.3% of total purchases, respectively. As of September 30, 2021, three suppliers accounted for approximately 33.4%, 31.6% and 18.5% of total accounts payable. As of September 30, 2020, two suppliers accounted for approximately 50.8% and 30.9% of total accounts payable.

(d)	Foreign currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Company’s functional currency is the RMB, and the Company’s financial statements are presented in U.S. dollars. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in the Company’s business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB. To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases, including operating leases, with a term in excess of 12 months. The guidance also expands the quantitative and qualitative disclosure requirements. In July 2018, the FASB issued updates to the lease standard making transition requirements less burdensome. The update provides an option to apply the transition provisions of the new standard at its adoption date instead of at the earliest comparative period presented in the company’s financial statements. The new guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. FASB further issued ASU 2018-11 “Target Improvement” and ASU 2018-20 “Narrow-scope Improvements for Lessors.” In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities” (“ASU 2020-05”) in response to the ongoing impacts to businesses in response to the coronavirus (COVID-19) pandemic. ASU 2020-05 provides a limited deferral of the effective dates for implementing previously issued ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. ASU 2020-05 affects entities in the “all other” category and public Not-For-Profit entities that have not gone into effect yet regarding ASU 2016-02, Leases (Topic 842). Entities in the “all other” category may defer to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. As an emerging growth company, the Company will adopt this guidance effective October 1, 2022. The Company is evaluating the impact on its consolidated financial statements.

The Company estimates that approximately $0.11 million and $0.09 million would be recognized as total right-of-use assets and total lease liabilities on the consolidated balance sheet as of October 1, 2022. The Company does not expect the new standard to have a material impact on its results of operations or cash flows.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. In November 2018, April 2019 and May 2019, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments - Credit Losses,” “ASU No. 2019-04, Codification Improvements to Topic 326, Financial instruments - Credit Losses,” “Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,” and “ASU No. 2019-05, Financial Instruments - Credit Losses (Topic 326): Targeted Transition Relief,” which provided additional implementation guidance on the previously issued ASU. The ASU is effective for fiscal years beginning after December 15, 2020. The ASU requires a modified retrospective adoption method. The Company is still evaluating the impact of adoption on its consolidated financial statements and disclosures.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – ACCOUNTS RECEIVABLE, NET

	September 30, 2021	September 30, 2020
Accounts receivable from third-party customers	$3,248,345	$2,398,697
Less: allowance for doubtful accounts	(736,725)	(660,805)
Account receivable, net	$2,511,620	$1,737,892

Allowance for doubtful accounts movement is as follows:

	September 30, 2021	September 30, 2020
Beginning balance	$660,805	$503,649
Additions	40,088	126,440
Foreign currency translation adjustments	35,832	30,716
Ending balance	$736,725	$660,805

NOTE 4 — INVENTORIES

Inventories consist of the following:

	September 30, 2021	September 30, 2020
Finished goods	$162,177	$656,984

NOTE 5 — ADVANCE TO VENDORS

Advance to vendors consisted of the following:

	September 30, 2021	September 30, 2020
Prepayments for technical service	$86,974	$429,172

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	September 30, 2021	September 30, 2020
Electronic equipment	$652,104	$615,574
Office furniture	4,811	4,566
Transportation equipment	41,152	39,057
Subtotal	698,067	659,197
Less: accumulated depreciation	(416,906)	(270,302)
Property and equipment, net	$281,161	$388,895

Depreciation expense for the years ended September 30, 2021 and 2020 amounted to $130,831 and $115,379, respectively.

NOTE 7 — LONG-TERM LOANS

Long-term borrowings consisted of the following:

	September 30, 2021	September 30, 2020
Shenzhen Qianhai We Bank Co., Ltd
Interest rate of 9.18%, from September 11, 2020 to September 10, 2022	$98,552	$187,071
Total	98,552	187,071
Less: current portion of long-term loans	(98,552)	(93,536)
Long-term loans	$-	$93,535

On September 11, 2020, the Company entered into a loan agreement with Shenzhen Qianhai We Bank to obtain a loan of $187,071 (RMB 1,270,000) for two years with a maturity date on September 10, 2022 at a fixed annual. interest rate of 9.18%. After the repayment of $88,519, the loan balance was $98,552 as of September 30, 2021. There is no guarantee or collateral for the loan. As of May 31, 2022, The Company has made Repayment of $55,130.

Interest expense for the above-mentioned loans amounted to $13,197 and $739 for the years ended September 30, 2021 and 2020, respectively.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — RELATED PARTIES BALANCES AND TRANSACTIONS

The Company records transactions with various related parties. These related party balances as of September 30, 2021 and 2020 and transactions for the years ended September 30, 2021 and 2020 are identified as follows:

(1)	Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Company
Jianbiao Dai	Chief Executive Officer (“CEO”); Chairman of the Company
Shanghai Youfu Network Co., Ltd.	Shareholder of the Company
Shanghai Longruan Electronics Group Co., Ltd	Jianbiao Dai serves as legal representative and holds 80% of the shares;
Shanghai Longruan Business Consulting Service Co., Ltd	Jianbiao Dai serves as legal representative
Shanghai Yiyun Information Service Co., Ltd	Jianbiao Dai served as a supervisor and hold 60% of the shares
Shanghai Chuangbo Enterprise Development Co., Ltd	A director of the Company serving as a corporate supervisory role

(2)	Significant Related Party Transactions

	For the years ended September 30,
	2021	2020
Sales to related party
Shanghai Youfu Network Co., Ltd.	$218,035	$-

Purchases from related parties

	For the years ended September 30,
	2021	2020
Shanghai Chuangbo Enterprise Development Co., Ltd	$22,040	$-
Shanghai Longruan Business Consulting Service Co., Ltd.	-	21,405
Shanghai Yiyun Information Service Co., Ltd.	-	21,405
Total	$22,040	$42,810

Cash received from related parties

	For the years ended September 30,
	2021	2020
Shanghai Longruan Electronics Group Co., Ltd.	$61,480	$-
Shanghai Yiyun Information Service Co., Ltd.	6,148	12,843
Shanghai Chuangbo Enterprise Development Co., Ltd.	-	51,372
Total	$67,628	$64,215

Cash payment to related parties

	For the years ended September 30,
	2021	2020
Shanghai Yiyun Information Service Co., Ltd.	$-	$18,551
Shanghai Chuangbo Enterprise Development Co., Ltd.	-	51,372
Total	$-	$69,923

(3)	Due from related parties

	As of September 30,
	2021	2020
Due from related party
Shanghai Longruan Electronics Group Co., Ltd	$-	$58,920
Shanghai Yiyun Information Service Co., Ltd	-	5,892
Shanghai Longruan Business Consulting Service Co., Ltd	-	2,210
Total	$-	$67,022

(4)	Due to related parties

	As of September 30,
	2021	2020
Due to related parties
Shanghai Chuangbo Enterprise Development Co., Ltd	$310	$-
Jianbiao Dai	688	3,403
Total	$998	$3,403

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — TAXES

(a)	Corporate Income Taxes (“CIT”)

Cayman Islands

The Company is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under Hong Kong tax laws, with effect from April 1, 2018, a two-tiered profits tax rate regime applies. The profits tax rate for the first HKD 2 million of corporate profits is 8.25%, while the standard profits tax rate of 16.5% remains for profits exceeding HKD 2 million. If no election has been made, the whole of the taxpaying entity’s assessable profits will be chargeable to standard profits tax rate. Netclass HK is subject to a statutory income tax rate at 16.5% because the preferential tax treatment is not elected by the Company as there were no actual operating income or expenses. For the years ended September 30, 2021 and 2020, the Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Education Technology was approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning December 2019. The certificate is valid for three years.

The impact of the tax holidays noted above decreased foreign taxes by $124,952 and $29,931 for the years ended September 30, 2021 and 2020, respectively. The benefit of the tax holidays on net income per share (basic and diluted) $12.5 and $ 2.99 for the years ended September 30, 2021 and 2020, respectively.

i)	The components of the income tax provision are as follows:

	For the year ended September 30, 2021	For the year ended September 30, 2020
Current income tax	$63,723	$5,577
Deferred income tax	99,758	11,699
Total provision for income taxes	$163,481	$17,256

ii)	The following table reconciles PRC statutory rates to the Company’s effective tax rate:

The following table reconciles the China statutory rates to the Company’s effective tax rate:

	For the year ended September 30,	For the year ended September 30,
	2021	2020
PRC statutory tax rate	25.0%	25.0%
Effect of PRC preferential tax rate	(10.2)%	(13.3)%
Effect of Research & Development (“R&D”) credits	(3.7)%	(21.8)%
Effect of change in valuation allowance	1.9%	17.5%
Non-deductible items and others *	0.3%	0.3%
Effective tax rate	13.3%	7.7%

* Non-deductible items and others represent excess expenses and losses not deductible for PRC tax purpose.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — TAXES (continued)

iii)	The following table summarizes deferred tax assets and liabilities resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	September 30, 2021	September 30, 2020
Deferred tax assets:
Allowance for doubtful accounts	$135,852	$114,728
Net operating losses	142,510	234,778
Valuation allowance	(178,259)	(158,893)
Total deferred tax assets	$100,103	$190,613

Valuation allowance movement is as follows:

	September 30, 2021	September 30, 2020
Beginning balance	$158,893	$112,217
Additions	23,896	39,468
Releases	(13,157)	-
Foreign currency translation adjustments	8,627	7,208
Ending balance	$178,259	$158,893

According to PRC tax regulations, the PRC net operating loss can generally carry forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted. As of September 30, 2021 and 2020, the Company had net operating losses of $570,041 and $1,231,948 respectively which will be available to offset future taxable income. If not used, these carryforwards will expire from 2022 through 2026.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. The valuation allowance is considered on an individual entity basis. As of September 30, 2021 and 2020, valuation allowances on deferred tax assets are provided because the Company believes that it is more-likely-than-not that certain of the subsidiaries in the PRC will not be able to generate sufficient taxable income in the near future, to realize the deferred tax assets carried-forwards. For the remaining entities, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets as September 30, 2021 and 2020. For the years ended September 30, 2021 and 2020, the change in valuation allowance amounted to $19,366 and $46,676, respectively.

(b)	Taxes payable

Taxes payable consist of the following:

	September 30, 2021	September 30, 2020
Income tax payable	$70,389	$5,736
Total taxes payable	$70,389	$5,736

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company did not accrue any liability, interest or penalties relating to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended September 30, 2021 and 2020.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was established by founding shareholders under the laws of the Cayman Islands on with ordinary shares authorized 50,000, $1.0 par value, 10,000 ordinary shares issued and outstanding.

Statutory reserve and restricted net assets

As stipulated by relevant PRC laws and regulations, the Company’s subsidiaries and affiliated entities in the PRC must take appropriations from tax profit to non-distributive funds. These reserves include general reserve and the development reserve.

The statutory reserve requires annual appropriation 10% of after-tax profits at each year-end until the balance reaches 50% of a PRC company’s registered capital. Other reserve is set aside at the Company’s discretion. These reserves can only be used for general enterprise expansion and are not distributable as cash dividends. The general reserve amounted to $20,747 and nil as of September 30, 2021 and 2020, respectively.

Because the Company’s operating subsidiaries in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Company’s operating subsidiaries in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Company’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Company’s operating subsidiaries in the PRC not available for distribution, was $2,936,679 and $2,961,244 as of both September 30, 2021 and 2020, respectively.

NOTE 13 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of September 30, 2021, the Company has no significant outstanding litigation.

Operating lease commitments

As of September 30, 2021, the Company was obligated under operating leases for minimum rentals as follows:

Twelve months ending September 30,	Minimum lease payment
2022	$86,526
2023	86,526
2024	21,631
Total	$194,683

Rent expenses for the years ended September 30, 2021 and 2020 were $84,103 and $78,551, respectively.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE14 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were available to be issued. Upon the review, the Company has not identified any subsequent events that would require disclosure in the financial statements.

NETCLASS TECHNOLOGY INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in the PRC is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. The Company’s subsidiaries are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory reserves account until the accumulative amount of such reserves reaches 50% of its respective registered capital. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

In addition, the Company’s operations and revenues are conducted and generated in the PRC, all of the Company’s revenues being earned and currency received are denominated in RMB. RMB is subject to the foreign exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to PRC foreign exchange control regulations that restrict the Company’s ability to convert RMB into USD.

Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party. The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the Company’s PRC subsidiary exceed 25% of the consolidated net assets of the Company.

Certain information and footnote disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted. The Company’s investment in subsidiary is stated at cost plus equity in undistributed earnings of subsidiaries.

The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries. For the parent company, the Group records its investments in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as ’‘Investments in subsidiaries’’ and the subsidiaries’ gain as ’‘Equity in gain of subsidiaries’’ on the Condensed Statements of Comprehensive Income.

For the years ended September 30, 2020 and 2021, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Group.

PARENT COMPANY CONDENSED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	September 30,	September 30,
	2021	2020
ASSETS
Investments in subsidiaries	$2,526,443	$1,420,929
TOTAL ASSETS	2,526,443	1,420,929

SHAREHOLDERS’EQUITY:

Ordinary shares, $1.00 par value, 50,000 shares authorized, 10,000 shares issued and outstanding at September 30, 2021 and 2020*	10,000	10,000
Additional paid in capital	2,915,932	2,961,244
Statutory reserves	20,747	-
Accumulated deficit	(445,024)	(1,490,823)
Accumulated other comprehensive income (loss)	24,788	(59,492)
TOTAL SHAREHOLDERS’ EQUITY	2,526,443	1,420,929
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,526,443	$1,420,929

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization.

PARENT COMPANY CONDENSED

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years End September 30,
	2021	2020
Equity in gain of subsidiaries	$1,066,546	$207,858
NET INCOME	1,066,546	207,858

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	84,280	64,695
COMPREHENSIVE INCOME	$1,150,826	$272,553

PARENT COMPANY CONDENSED STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,066,546	$207,858
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries	(1,066,546)	(207,858)
NET CASH USED IN OPERATING ACTIVITIES	-	-

CHANGES IN CASH	-	-
CASH, BEGINNING OF YEAR	-	-
CASH, END OF YEAR	$-	$-

[]Class A Ordinary Shares

NETCLASS TECHNOLOGY INC

, 2022

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The post-offering memorandum and articles of association that we expect to adopt to become effective immediately prior to the completion of this offering provide for indemnification of each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former secretary’s or officer’s duties, powers, authorities or discretions; and

(b) without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former secretary or any of our officers in respect of any matter identified in above on condition that the secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the secretary or that officer for those legal costs.

The Underwriting Agreement, the form of which has been filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

Company on January 4, 2022, we have an authorized share capital of $50,000 divided into 50,000 shares with par value of US$1.00 per share and issued an aggregate of 10,000 ordinary shares of par value of US$1.00 per share in the Company to each of Dragonsoft Holding Limited, NTC Capital Company Limited, New Version Capital Inc, GGA Technology Inc, Golden Ocean LY Investment Limited and ASD Capital Inc at par value. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

Assuming that we obtain the required shareholder approval, we will adopt our post-offering memorandum and articles of association which will become effective and replace our current articles of association in its entirely immediately prior to the completion of this offering. Immediately prior to the completion of this offering, our authorized share capital will be changed into US$50,000 divided into 200,000,000 shares comprising of (a) 190,000,000 Class A ordinary shares of par value of US$0.00025 per share and (b) 10,000,000 Class B ordinary shares of par value of US$0.00025 per share.

[Immediately prior to the completion of this offering, Immediately prior to the completion of this offering, all of our issued and outstanding ordinary shares will be converted into, and re-designated and re-classified, as [Class A ordinary shares on a one-for-one basis], save and except that the [•] ordinary shares held by [Dragonsoft Holding Limited], which is beneficially owned by [Mr. Dai Jianbiao] will be converted into, and re-designated and re-classified as, [Class B ordinary shares]. Following such conversion and re-designation, we will have Class A ordinary shares issued and outstanding and Class B ordinary shares issued and outstanding.]

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes to file post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering

(3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Shanghai, on June 21, 2022.

NETCLASS TECHNOLOGY INC

By:	/s/
Dai Jianbiao
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jianbiao Dai	Chief Executive Officer and Chairman of the Board of Director	June 21 , 2022
Name: Jianbiao Dai	(Principal Executive Officer)

/s/ Yuxing Chen	Chief Financial Officer	June 21, 2022
Name: Yuxing Chen	(Principal Accounting and Financial Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on [][], 2022.

By:	/s/
Name:
Title: Senior Vice President

EXHIBIT INDEX

Exhibit No.	Description
1.1**	Form of Underwriting Agreement
3.1**	Post-Offering Amended and Restated Memorandum and Articles of Association
4.1**	Specimen Certificate for ordinary share
4.2**	Form of Representative’s Warrant Agreement
5.1**	Opinion of Harney Westwood & Riegels regarding the validity of the ordinary share being registered
8.1**	Opinion of Grandall Law Firmregarding certain PRC tax matters (included in Exhibit 99.1)
10.1*	Employment Agreement between NetClass Technology Inc and Jianbiao Dai
10.2*	Employment Agreement between NetClass Technology Inc and Lina Chen
10.3*	Employment Agreement between NetClass Technology Inc and Yuxing Chen
10.4**	Director Offer Letter between NetClass Technology Inc and []
10.5**	Director Offer Letter between NetClass Technology Inc and []
10.6**	Director Offer Letter between NetClass Technology Inc and []
10.7**	Service Agreement between Shanghai Netclass Information Technology Co., Ltd. and Shanghai Municipal Education Commission
10.8**	Service Agreement between Shanghai Netclass Information Technology Co., Ltd. and Shanghai Yiqilai Culture Communication Co., Ltd.
10.9**	Service Agreement between Shanghai Netclass Information Technology Co., Ltd. And Shanghai Herocheer Technology Co., Ltd.
10.10**	Technology Service Agreement between Shanghai Netclass Information Technology Co., Ltd. And Henan Xuzhi Electronic Technology Co., Ltd.
10.11**	Online Training Platform Agreement between Shanghai Netclass Information Technology Co., Ltd. And Shanghai Lingjiang Electronic Technology Co., Ltd.
10.12**	Technology Service Development Agreement between Shanghai Netclass Information Technology Co., Ltd. And Shanghai Yinda Electromechanical Technology Co., Ltd.
14.1**	Code of Business Conduct and Ethics of the Registrant
21.1*	List of Subsidiaries
23.1**	Consent of Marcum Bernstein & Pinchuk LLP
99.1**	Opinion of Grandall Law Firm
99.2**	Consent of [independent directors]
99.3**	Consent of []
99.4**	Consent of []
107**	Filing Fee table

* Filed herewith

** Filed by amendment